UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2

SCHEDULE 13E-3
(Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

VIVID LEARNING SYSTEMS, INC.

(Name of the Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

92853R105

(CUSIP Number of Class of Securities)

Matthew J. Hammer
President and Chief Executive Officer
5728 Bedford Street
Pasco, Washington 99301
(509) 545-1800

(Name, Address and Telephone Number of Persons Authorized to Receive Notice and Communications on Behalf of Persons Filing Statement)

with a copy to:
Thomas A. Sterken, Esq.
Keller Rohrback L.L.P.
1201 Third Avenue, Suite 3200
Seattle, Washington 98101
(206) 623-1900

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials or an informative statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934
☐	The filing of a registration statement under the Securities Act of 1933
☐	A tender offer
☐	None of the above

Check the following box if the soliciting materials or information statement referred to in the checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $4.69
Form of Registration No.:  Schedule 13E-3
Filing Party:  Vivid Learning Systems, Inc.
Date Filed:  August 7 and October 5, 2009

TABLE OF CONTENTS

Item Number		Page

	Information Statement To Shareholders — Reverse/Forward Stock Split And Going Private Transaction	1
1	Summary Term Sheet	2
	Special Factors	4
2	Subject Company Information	20
3	Identity And Background Of The Filing Person	21
4	Terms of the Transaction	23
5	Past Contacts, Transactions, Negotiations and Agreements	27
6	Purposes of the Transaction and Plans or Proposals	28
7	Purposes, Alternatives, Reasons and Effects	29
8	Fairness of the Transaction	30
9	Reports, Opinions, Appraisals and Negotiations	30
10	Source and Amounts of Funds or Other Consideration	30
11	Interest in Securities of the Subject Company	31
12	The Solicitation or Recommendation	31
13	Financial Statements	32
14	Persons/Assets, Retained, Employed, Compensated Or Used	40
15	Additional Information	40
16	Exhibits	40

i

VIVID LEARNING SYSTEMS, INC.
5728 BEDFORD STREET
PASCO, WASHINGTON 99301
(509) 545-1800

This Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by Vivid Learning Systems, Inc. (the “Company”)

INFORMATION STATEMENT TO SHAREHOLDERS —
REVERSE/FORWARD STOCK SPLIT AND GOING PRIVATE TRANSACTION

The Board of Directors of Vivid Learning Systems, Inc., a Washington corporation (the “Company” or “we”), (the “Board”) unanimously adopted resolutions giving us the authority to file Articles of Amendment (the “Articles of Amendment”) to amend the Company’s Articles of Incorporation (the “Articles of Incorporation”) to effect a reverse stock split of the Company’s no par value common stock (“Common Stock”) followed immediately by a forward stock split of the Common Stock (the “Reverse/Forward Stock Split”).

The record date (“Record Date”) of the transaction for purposes of determining the Company’s shareholders of record to whom this Information Statement will be mailed, has been fixed by the Board of Directors of the Company as not more than 20 days prior to the date of mailing of the Information Statement, as provided by the rules of the Securities and Exchange Commission (the “Commission”), and the payment date (“Payment Date”) which is the date for determining those shareholders holding less than 1,000 of the Company’s common stock who will be cashed out at $0.60 per share at the Effective Time of the transaction, has been fixed by the Board as August 6, 2009.

The Articles of Amendment were filed with the Secretary of State of the State of Washington and became effective on October 14, 2009 (the “Effective Time”). As a result of the Reverse/Forward Stock Split, as described in more detail below, shareholders owning fewer than 1,000 shares of our Common Stock as of the Payment Date will be cashed out at a price of $0.60 per share, and the holdings of all other shareholders will remain unchanged. If you hold less than 1,000 shares of the Company’s common stock as of the Payment Date of August 6, 2009, and hold your shares in street name with your broker, you should contact your broker now to ensure that your shares will be cashed out. See “Terms of the Transaction.”

The intended effect of the Reverse/Forward Stock Split is to reduce the number of record holders of our Common Stock who own relatively small amounts of our shares so that we will be eligible to terminate the public registration of our Common Stock under the Exchange Act and reduce our expenses . Immediately after the Reverse/Forward Stock Split is completed, we will file to deregister our Common Stock with the Commission. We will in such case no longer be required to file periodic reports with the Commission. Our Common Stock may continue to be traded for some time on the “OTC Bulletin Board” or “Pink Sheets;” however, there is no assurance that an active trading market will develop or be sustained.

NO SHAREHOLDER VOTE, CONSENT OR APPROVAL OF THE TRANSACTION IS REQUIRED UNDER WASHINGTON LAW.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION; PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS INFORMATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Reverse/Forward Stock Split is comprised of a reverse stock split (the “Reverse Split”) pursuant to which each 1,000 shares of Common Stock registered in the name of a shareholder immediately prior to the Effective Time of the Reverse Split will be converted into one share of Common Stock, followed immediately by a forward stock split (the “Forward Split”), pursuant to which each share of Common Stock outstanding upon consummation of the Reverse Split will be converted into 1,000 shares of Common Stock. Interests in fractional shares owned by shareholders owning fewer than 1,000 shares of Common Stock as of the Payment Date, whose shares of Common Stock would be converted into less than one share in the Reverse Split, will instead be converted into the right to receive a cash payment of $0.60 per share owned by such shareholders as of the Payment Date. However, if a registered shareholder holds 1,000 or more shares of Common Stock in his or her account as of the Payment Date, any fractional share in such account resulting from the Reverse Split will not be cashed out and the total number of shares held by such holder will not change as a result of the Reverse/Forward Stock Split.

We intend for the Reverse/Forward Stock Split to treat shareholders holding Common Stock in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names, and nominees will be instructed to effect the Reverse/Forward Stock Split for their beneficial holders. However, nominees may have different procedures, and shareholders holding shares in street name should contact their nominees. A shareholder holding fewer than 1,000 shares of Common Stock as of the Payment Date in street name who wants to receive cash in the Reverse/Forward Stock Split should instruct his, her or its nominee to transfer such shareholder’s shares into a record account in such shareholder’s name in a timely manner to ensure that such shareholder will be considered a holder of record. A shareholder holding fewer than 1,000 shares of Common Stock as of the Payment Date in street name through a nominee who does not transfer shares into a record account in a timely manner may not have his, her or its shares cashed out in connection with the Reverse/Forward Stock Split. For instance, the shares of a shareholder holding less than 1,000 shares as of the Payment Date and who is therefore eligible to be cashed out may not be cashed out if such shareholder’s nominee is a record holder of an aggregate of 1,000 or more shares of Common Stock, holds shares for multiple shareholders in street name and does not provide such beneficial ownership positions in a timely manner to Continental Stock Transfer & Trust Company, our transfer agent.

We have included in Annex C hereto, for all shareholders with stock certificates determined to be eligible to receive cash payments, a letter of transmittal to be used to transmit their Common Stock certificates to the Company, its transfer agent or other exchange agent designated by the Board of Directors (the “Exchange Agent”). Upon proper completion and execution of the letter of transmittal, and the return of the letter of transmittal and accompanying stock certificate(s) to the Exchange Agent, each shareholder holding more than 1,000 shares as of the Payment Date and entitled to receive payment in cash will receive a check for such shareholder’s stock. In the event we are unable to locate certain shareholders or if a shareholder fails properly to complete, execute and return the letter of transmittal and accompanying stock certificate to the Exchange Agent, any funds payable to such holders pursuant to the Reverse/Forward Stock Split will be retained by the Company in its general assets, without any escrow account or other segregated account, until a proper claim is made, subject to applicable abandoned property laws.

Forward-looking statements about future events or results contained in this document, in any document incorporated by reference or otherwise made in relation to the Reverse/Forward Stock Split, are not protected from liability under the safe harbors of the Private Securities Litigation Reform Act of 1995.

All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

Item 1.  Summary Term Sheet

SUMMARY OF TERMS OF REVERSE/FORWARD STOCK SPLIT

The following is a summary of the material terms of the Articles of Amendment, the Reverse/Forward Stock Split and the other transactions contemplated in connection with the Reverse/Forward Stock Split.

This Information Statement contains a more detailed description of the terms of the Articles of Amendment and the Reverse/Forward Stock Split. We encourage you to read the entire Information Statement and each of the documents that we have attached as an Annex to this Information Statement carefully.

•
Reverse/Forward Stock Split. The Board has adopted resolutions authorizing a 1-for-1,000 Reverse Split of our Common Stock, followed immediately by a 1,000-for-1 Forward Split of our Common Stock. See also “Special Factors – Purpose of the Transaction”, and “Terms of the Transaction.”

•
Purpose. When the Reverse/Forward Stock Split becomes effective, we will reduce the number of  shareholders who own relatively small amounts of our shares and be eligible to cease filing periodic reports with the Commission and we intend to cease public registration of our Common Stock. See also “Special Factors – Purpose of the Transaction” and “-Termination of Exchange Act Registration.”

•
Board’s Determination of Fairness. The Board has determined that, in its opinion, the Reverse/Forward Stock Split is fair from a financial point of view, and fair procedurally, to and in the best interest of all of our unaffiliated shareholders, including those shareholders owning shares being cashed out pursuant to the Reverse/Forward Stock Split and will not be continuing shareholders of the Company and those who will retain an equity interest in our Company subsequent to the consummation of the Reverse/Forward Stock Split. See also “Special Factors - Fairness of the Transaction.”

•
No Shareholder Vote. The Reverse/Forward Stock Split and purchase of the fractional shares created by the Reverse Split, does not require the vote or approval of the Company’s shareholders under the Washington Business Corporation Act. See also “Terms of the Transaction — No Shareholder Vote Required” and “The Solicitation or Recommendation.”

•
Effect on Shareholders With 1,000 or More Shares. When the Reverse/Forward Stock Split becomes effective, if you held at least 1,000 shares of Common Stock as of the Payment Date, the number of shares of Common Stock that you hold will not change, and you will not receive any cash payments. You will not need to take any action, including exchanging or returning any existing stock certificates, which will continue to evidence ownership of the same number of shares as set forth currently on the face of the certificates. See also “Terms of the Transaction.”

•
Cash Out of Eligible Shareholders with Less than 1,000 Shares. When the Reverse/Forward Stock Split becomes effective, if you held fewer than 1,000 shares of Common Stock as of the Payment Date, you will receive a cash payment of $0.60 per pre-split share. In addition, the Company reserves the right, in its sole discretion, to cash out shares held by shareholders of record who hold less than 1,000 shares as of the Effective Time, upon written request of the shareholder. Upon receipt of your properly completed and executed letter of transmittal and stock certificate(s) by the Exchange Agent, you will receive your cash payment. See also “Terms of the Transaction.”

•
No Effect on Stock Options. The Reverse/Forward Stock Split will not affect the outstanding stock options whether exercisable or unexercisable, granted under our stock option plan and holders of options will, following the Reverse/Forward Stock Split, continue to hold options for the same number of shares of Common Stock at the same exercise price and other terms as they currently do. See also “Terms of the Transaction.”

•
Effect on Company’s Business. The Reverse/Forward Stock Split is not expected to affect our current business plan or operations, except for the anticipated cost and management time savings associated with reducing the number of shareholders who own relatively small amounts of our Common Stock and terminating our obligations as a public company. See also “Special Factors – Purpose of the Transaction” and “— Conduct of the Company’s Business After the Transaction.”

•
Tax Consequences. For those shareholders who receive a cash payment in the Reverse/Forward Stock Split and cease to hold, either directly or indirectly, shares of post-split Common Stock, you will need to recognize a gain or loss for federal income tax purposes for the difference between the amount of cash received and the aggregate tax basis in your shares of Common Stock. For those shareholders that retain Common Stock incident to the Reverse/Forward Stock Split, you will not recognize any gain or loss for federal income tax purposes. See also “Special Factors – Federal Income Tax Consequences.” You are urged to consult with your own tax advisor regarding the tax consequences of the Reverse/Forward Stock Split in light of your own particular circumstances.

•
Appraisal Rights. If you hold less than 1,000 shares and your shares would otherwise be cashed out in the Reverse/Forward Split, then you have the right to dissent from the Reverse/Forward Stock Split and obtain payment of the fair value of your shares of Common Stock under Washington law. A copy of the applicable Washington statutory provisions regarding dissenters’ rights is attached as Annex B to this Information Statement. For details of your dissenters’ rights and applicable procedures, please see the discussion under the heading “Terms of the Transaction — Reverse/Forward Stock Split and — Appraisal Rights” beginning on page 27 of this Information Statement.

In general, the Reverse/Forward Stock Split can be illustrated by the following examples:

Hypothetical Scenario	Results

Shareholder A is a registered shareholder who holds 999 shares of Common Stock in his account on the Payment Date.
Instead of receiving a fractional share of Common
Stock immediately after the Effective Time of the Reverse/Forward Stock Split, Shareholder A’s shares will be converted into the right to receive cash in the amount of $599.40 ($0.60 x 999 shares).

Shareholder B is a registered shareholder who holds 1,000 shares of Common Stock in her account on the Payment Date.	After the Effective Time of the Reverse/Forward Stock Split, Shareholder B will continue to hold all 1,000 shares of Common Stock.

Shareholder C holds less than 1,000 shares of Common Stock in a brokerage account on the Payment Date.
The Company intends for the Reverse/Forward Stock Split to treat shareholders holding Common Stock in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the Reverse/Forward Stock Split for their beneficial holders. However, nominees may have different procedures and shareholders holding Common Stock in street name should contact their nominees. A shareholder holding fewer than 1,000 shares of Common Stock in street name who wants to receive cash in the Reverse/Forward Stock Split should instruct his, her or its nominee to transfer such shareholder's shares into a record account in such shareholder's name in a timely manner to ensure that such shareholder will be considered a holder of record. A shareholder holding fewer than 1,000 shares of Common Stock in street name through a nominee who does not transfer shares into a record account in a timely manner may not have his, her or its shares cashed out in connection with the Reverse/Forward Stock Split. For instance, a shareholder's shares may not be cashed out if such shareholder's nominee is a record holder of an aggregate of 1,000 or more shares of Common Stock, holds shares for multiple shareholders in street name and does not provide such beneficial ownership positions in a timely manner to Continental Stock Transfer & Trust Company, our transfer agent.

SPECIAL FACTORS

Purpose of the Transaction

The primary purpose of the Reverse/Forward Stock Split is to reduce the number of record holders and beneficial holders of our Common Stock, so that we can reduce the administrative expense we incur in servicing a large number of record shareholders who hold relatively small amounts of our shares and terminate the registration of our Common Stock under Section 12(g) of the Exchange Act. The Reverse/Forward Stock Split is expected to result in the elimination of the expenses related to our disclosure and reporting requirements under the Exchange Act.

As discussed further in this Information Statement below under the caption “– Background of the Reverse/Forward Stock Split,” the Board initiated its review of the Reverse/Forward Stock Split as a strategic alternative to maximize shareholder value at a meeting on February 11, 2009. At that meeting, in connection with its regular review of strategic issues confronting the Company, the Board expressed concern about the expense of remaining a public company and continuing to comply with the periodic reporting requirements of the Exchange Act in light of the extremely low trading volume of shares of the Company’s Common Stock on the OTC Bulletin Board. The Board therefore decided to consider whether it should remain a publicly held company.

The Board believes that the significant tangible and intangible costs of our being a public company are not justified because we have not been able to realize many of the benefits that publicly traded companies sometimes realize. The Board does not believe that we are in a position to use our status as a public company to raise capital through sales of securities in a public offering, or otherwise to access the public markets to raise equity capital. In addition, our Common Stock’s extremely limited trading volume and public float have all but eliminated our ability to use our Common Stock as acquisition currency or to attract and retain employees.

Our Common Stock’s extremely limited trading volume and public float have also impaired our shareholders’ ability to sell their shares, which has prevented them from realizing the full benefits of holding publicly traded stock. Our low market capitalization has resulted in limited interest from market makers or financial analysts who might report on our activity to the investment community. In addition, our directors and executive officers historically have owned a substantial percentage of our outstanding stock. As of the Record Date, our directors and executive officers beneficially owned a total of 5,615,667 shares, or 39.7% of the outstanding shares. For information with respect to the shares beneficially owned by our directors and executive officers, see “Security Ownership of Certain Beneficial Owners and Management.” Our directors and executive officers generally have not sold their shares, which has further limited our public float and trading volume. During the 12 months ended June 30, 2009, our stock traded infrequently, with reported trades occurring on only 100 days, and with an average daily trading volume of 21,234 shares for such 12-month period. Because the Common Stock has been thinly traded, entering into a large purchase or sale, to the extent possible, would risk a significant impact on the market price of our Common Stock. The Board believes that it is unlikely that our market capitalization and trading liquidity will increase significantly in the foreseeable future.

Our status as a public company has not only failed to benefit our shareholders materially, but also, in the Board’s view, places an unnecessary financial burden on us. That burden has only risen in recent years, since the enactment of the Sarbanes-Oxley Act. As a public company, we incur direct costs associated with compliance with the Commission’s filing and reporting requirements imposed on public companies. To comply with the public company requirements, we incur an estimated $120,000 annually before taxes in related expenses as follows:

ESTIMATED FUTURE ANNUAL SAVINGS
TO BE REALIZED IF THE COMPANY GOES PRIVATE

Audit Fees	$55, 000
Internal Control Compliance	10, 000
Shareholder Expenses	20, 000
Insurance Expenses	15,000
Legal Fees	20,000

Total	$120,000

The estimates set forth above are only estimates. The actual savings that we may realize may be higher or lower than the estimates set forth above. In light of our current size, opportunities and resources, the Board does not believe that such costs are justified. Therefore, the Board believes that it is in our best interests and the best interests of our shareholders to eliminate the administrative, financial and additional accounting burdens associated with being a public company.

The substantial costs and burdens imposed on us as a result of being public are likely to continue to increase significantly as a result of the current financial crisis and economic recession, and the implementation of various proposed legislation and regulatory reforms. The overall executive time expended on the preparation and review of our public filings will likely continue to increase substantially in order for our Chief Executive Officer and Chief Financial Officer to certify the financial statements in each of our public filings as required under the Sarbanes-Oxley Act and further legislation and regulation. Since we have relatively few executive personnel, these indirect costs can be significant relative to our overall expenses and, although there will be no direct monetary savings with respect to these indirect costs when the Reverse/Forward Stock Split is effected and we cease filing periodic reports with the Commission, the time currently devoted by management to our public company reporting obligations could be devoted to other purposes, such as operational concerns to further our business objectives and the interests of our shareholders. Additionally, the passage of proposed new legislation and regulation may make it difficult for us to attract and retain independent directors without increasing director compensation and obtaining additional directors and officers’ liability insurance.

Therefore, the Board believes that any material benefit derived from continued registration under the Exchange Act is outweighed by the cost. Therefore, we do not believe that continuing our public company status is in the best interests of the Company or our shareholders.

In making the determination to proceed with the Reverse/Forward Stock Split, the Board evaluated a number of other strategic alternatives. In evaluating the risks and benefits of each strategic alternative, the Board determined that the Reverse/Forward Stock Split would be the simplest and most cost-effective approach to achieve the purposes described above. These alternatives were:

Self-tender offer. The Board considered a self-tender offer by which we would offer to repurchase shares of our outstanding Common Stock. The results of an issuer tender offer would be unpredictable, however, due to its voluntary nature. The Board was uncertain whether this alternative would result in shares being tendered by a sufficient number of record holders and beneficial holders so as to permit us to reduce the number of shareholders and to terminate our public reporting requirements. The Board believed it unlikely that many holders of small numbers of shares would make the effort to tender their shares. In addition, the Board considered that the estimated transaction costs of completing a tender offer would be similar to or greater than the costs of the Reverse/Forward Stock Split transaction, and these costs could be significant in relation to the value of the shares purchased since there could be no certainty that shareholders would tender a significant number of shares.

Purchase of shares in the open market. The Board also considered purchasing our shares in the open market in order to reduce the number of our record holders and beneficial holders. However, given the low daily trading volume of our Common Stock, there was no assurance that purchasing shares in isolated transactions would reduce the number of shareholders sufficiently to permit us to terminate our public reporting requirements under the Exchange Act and deregister in a reasonable period of time.

Maintaining the status quo. The Board also considered taking no action to reduce the number of our shareholders. However, due to the significant and increasing costs of being public, the Board believed that maintaining the status quo would be detrimental to all shareholders. We would continue to incur the expenses of being a public company without realizing the benefits of public company status.

Termination of Exchange Act Registration

Our Common Stock is currently registered under the Exchange Act. We are permitted to terminate such registration if there are fewer than 300 record holders of outstanding shares of our Common Stock.

As of the date of this Information Statement, based on information available to us, we had approximately 329 record holders, approximately 239 nonobjecting beneficial holders and an undetermined number of objecting beneficial holders, and we estimate that the Company will cash out a total of at least 64,167 shares for $38,500, and that the Reverse/Forward Stock Split will reduce the number of record holders of our Common Stock from approximately 329 to approximately 160, reduce the amount of nonobjecting beneficial holders of our Common Stock from approximately 239 to 182, and may also reduce the amount of objecting beneficial holders by an undetermined amount. This reduction in the number of our shareholders will enable us to terminate the registration of our Common Stock under the Exchange Act, which will substantially reduce the information required to be furnished by us to our shareholders and to the Commission. This information will change prior to completion of the transaction. The Company plans to obtain and review updated shareholder lists immediately prior to the Effective Time.

Termination of registration under the Exchange Act will substantially reduce the information which we will be required to furnish to our shareholders. After we become a privately-held company, our shareholders will have access to our corporate books and records to the extent provided by the Washington Business Corporation Act, and to any additional disclosures required by our directors’ and officers’ fiduciary duties to us and our shareholders.

Termination of registration under the Exchange Act also will make many of the provisions of the Exchange Act no longer applicable to us, including the short-swing profit recovery provisions of Section 16, the proxy solicitation rules under Section 14 and the stock ownership reporting rules under Section 13. In addition, affiliate shareholders may be deprived of the ability to dispose of their Common Stock under Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

We estimate that termination of registration of our Common Stock under the Exchange Act will save us an estimated $100,000 per year in legal, accounting, printing, insurance, and other expenses, and will also enable our management to devote more time to our operations.

For a total expenditure by us of up to approximately $48,500 in transaction costs (including legal, valuation, accounting and other fees and costs) and at least $38,500, in purchase costs for fractional shares, we estimate we will realize an estimated $120,000 in cost savings on an annual basis by terminating our public company status. We intend to apply for termination of registration of our Common Stock under the Exchange Act as soon as practicable following completion of the Reverse/Forward Stock Split. However, the Board reserves the right, in its discretion, to abandon the Reverse/Forward Stock Split prior to the proposed Effective Time if it determines that abandoning the Reverse/Forward Stock Split is in the best interests of the Company.

The effect of the Reverse/Forward Stock Split on each shareholder will depend on the number of shares that such shareholder owns. Registered shareholders holding more than 1,000 shares of Common Stock will be unaffected by the Reverse/Forward Stock Split. Registered shareholders and shareholders holding shares of Common Stock in street name through a nominee (i.e., a broker or a bank) holding fewer than 1,000 shares of Common Stock as of the Payment Date will have their shares converted into the right to receive a cash amount equal to $0.60 per share. See also “Terms of the Transaction” for additional information with respect to the effect of the Reverse/Forward Stock Split on each shareholder.

Potential Disadvantages to Shareholders

Shareholders owning fewer than 1,000 shares of Common Stock on the Payment Date will, after giving effect to the Reverse/Forward Stock Split, no longer have any equity interest in the Company and therefore will not participate in our future potential earnings or growth. It is estimated that 169 registered shareholders and at least 57 broker accounts will be fully cashed out in the Reverse/Forward Stock Split.

The Reverse/Forward Stock Split will require shareholders who own fewer than 1,000 shares of Common Stock as of the Payment Date involuntarily to surrender their shares for cash. These shareholders will not have the ability to continue to hold their shares. The ownership interest of these shareholders will be terminated as a result of the Reverse/Forward Stock Split, but the Board has considered the liquidity provided by the transaction to be among the disadvantages or benefits to these shareholders. See “— Background of the Transaction” and “— Fairness of the Transaction” below.

The Reverse/Forward Stock Split will slightly increase the percentage of beneficial ownership of each of the officers, directors and major shareholders of the Company. Based on an assumed cash-out of approximately 64,167 shares, the percentage ownership of each holder remaining after the Reverse/Forward Stock Split will increase by a nominal percentage. By way of example, if a holder held 100,000 shares which is 7.53% of the outstanding Common Stock prior to the Reverse/Forward Stock Split, such holder would hold approximately 7.57% after the Reverse/Forward Stock Split. See also information under the caption “Interest in Securities of the Subject Company” in this Information Statement.

Potential disadvantages to our shareholders who will remain as shareholders after the Reverse/Forward Stock Split include decreased access to information and decreased liquidity as a result of terminating the registration of our Common Stock under the Exchange Act and ceasing to file periodic reports with the Commission. When the Reverse/Forward Stock Split is effected, we intend to terminate the registration of our Common Stock under the Exchange Act. As a result of the termination, we will no longer be subject to the periodic reporting requirements or the proxy rules of the Exchange Act.

Effect on Option Holders

Regardless of whether an outstanding stock option provides a right to purchase less than, equal to or greater than 1,000 shares, the number of shares underlying each such outstanding stock option granted by the Company under its stock option plan will not change as a result of the Reverse/Forward Stock Split. The Board, as administrator of the Company’s stock option plan, has determined that no adjustment to the outstanding stock options is necessary or appropriate in connection with the Reverse/Forward Stock Split. Because of the symmetry of the 1:1,000 Reverse Split and the 1,000:1 Forward Split, the Board has determined that the Reverse/Forward Stock Split will not cause dilution or enlargement of the benefits intended by the Company to be made available under the Company’s stock option plan or with respect to any outstanding stock options.

Financial Effect

Completion of the Reverse/Forward Stock Split will require at least $87,000 of cash, which includes $48,500 for legal, valuation, accounting and other fees and costs related to the transaction. As a result, we will have decreased working capital following the Reverse/Forward Stock Split which may have a material effect on our capitalization, liquidity, results of operations and cash flow. The payments to holders of fewer than 1,000 pre-split shares of Common Stock as of the Payment Date will be paid out of working capital.

Based upon analysis of the share ownership distribution among the Company’s shareholders, the Board chose to limit the scope of the Reverse/Forward Stock Split to 1:1,000 and then 1,000:1 in light of the Company’s continuing working capital needs. See also the information under the caption “Financing of the Reverse/Forward Stock Split” in this Information Statement.

Federal Income Tax Consequences

The following is a summary of the material United States federal income tax consequences of the Reverse/Forward Stock Split. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to a shareholder’s particular circumstances or to shareholders that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our Company (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our Common Stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell our Common Stock under the constructive sale provisions of the Code.

In addition, if a partnership holds our Common Stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our Common Stock and partners in such partnerships should consult their tax advisors.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Vivid Learning Systems, Inc.: We believe that the Reverse/Forward Stock Split will constitute a reorganization as described in Section 368(a) (1) (E) of the Code. Accordingly, we will not recognize taxable income, gain or loss in connection with the Reverse/Forward Stock Split.

Shareholders: The federal income tax consequences of the Reverse/Forward Stock Split for our shareholders will differ depending on the number of shares of pre-split Common Stock owned and, in some cases, constructively owned by such shareholders. As set forth in more detail below, shareholders who own at least 1,000 shares of pre-split Common Stock will retain their shares and will not recognize any gain, loss or dividend income as a result of the Reverse/Forward Stock Split. Shareholders who own fewer than 1,000 shares of pre-split Common Stock as of the Payment Date will receive cash, the treatment of which will depend on whether the constructive ownership rules described below are applicable. If such constructive ownership rules do not apply, a shareholder who owns fewer than 1,000 shares of pre-split Common Stock as of the Payment Date generally will recognize gain or loss upon the sale or exchange of the pre-split Common Stock. If such constructive ownership rules apply, the shareholder may be required to treat any cash received as a dividend distribution rather than as gain or loss from a sale or exchange, as more fully described below. The differences in tax consequences to the shareholders do not depend on whether a shareholder is an affiliate of the Company or is an unaffiliated shareholder. With respect to the Company, as described above, the Company will not recognize any income, gain or loss in connection with the Reverse/Forward Stock Split. Neither the differences in tax consequences between shareholders who hold at least 1,000 shares of pre-split Common Stock and shareholders who own fewer than 1,000 shares of pre-split Common Stock as of the Payment Date nor the differences in tax consequences between the shareholders and the Company were reasons for the Company to undertake the Reverse/Forward Stock Split in this form at this time.

Shareholders Who Receive Shares of Post-Split Common Stock: A shareholder who retains shares of post-split Common Stock in the transaction (i.e., a shareholder who owns at least 1,000 shares of pre-split Common Stock) will not recognize gain or loss or dividend income as a result of the Reverse/Forward Stock Split, and the tax basis (as adjusted for the Reverse/Forward Stock Split) and holding period of such shareholder in shares of pre-split Common Stock will carryover as the tax basis and holding period of such shareholder’s shares of post-split Common Stock.

Shareholders Who Receive Cash: A shareholder who receives cash in the Reverse/Forward Stock Split (i.e., a shareholder that owns fewer than 1,000 shares of pre-split Common Stock as of the Payment Date) will be treated as having such shares redeemed in a taxable transaction governed by Section 302 of the Code and, depending on a shareholder’s situation, the transaction will be taxed as either:

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A sale or exchange of the redeemed shares, in which case the shareholder will recognize gain or loss equal to the difference between the cash payment and the shareholder’s tax basis for the redeemed shares; or

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A cash distribution which is treated: (i) first, as a taxable dividend to the extent of allocable earnings and profits, if any; (ii) second, as a tax-free return of capital to the extent of the shareholder’s tax basis in the redeemed shares; and (iii) finally, as gain from the sale or exchange of the redeemed shares.

Amounts treated as gain or loss from the sale or exchange of redeemed shares will be capital gain or loss. Amounts treated as a taxable dividend are ordinary income to the recipient; however, a corporate taxpayer (other than an S corporation) may be allowed a dividend received deduction subject to applicable limitations and other special rules.

Under Section 302 of the Code, a redemption of shares from a shareholder as part of the Reverse/Forward Stock Split will be treated as a sale or exchange of the redeemed shares if:

•	the Reverse/Forward Stock Split results in a “complete termination” of such shareholder’s interest in the Company;

•	the receipt of cash is “substantially disproportionate” with respect to the shareholder; or

•	the receipt of cash is “not essentially equivalent to a dividend” with respect to the shareholder.

These three tests (the “Section 302 Tests”) are applied by taking into account not only shares that a shareholder actually owns, but also shares that the shareholder constructively owns pursuant to Section 318 of the Code. Under the constructive ownership rules of Section 318 of the Code, a shareholder is deemed to constructively own shares owned by certain related individuals and entities in which the shareholder has an interest in addition to shares directly owned by the shareholder. For example, an individual shareholder is considered to own shares owned by or for his or her spouse and his or her children, grandchildren and parents (“family attribution”). In addition, a shareholder is considered to own a proportionate number of shares owned by estates or certain trusts in which the shareholder has a beneficial interest, by partnerships in which the shareholder is a partner, and by corporations in which 50% or more in value of the stock is owned directly or indirectly by or for such shareholder. Similarly, shares directly or indirectly owned by beneficiaries of estates of certain trusts, by partners of partnerships and, under certain circumstances, by shareholders of corporations may be considered owned by these entities (“entity attribution”). A shareholder is also deemed to own shares which the shareholder has the right to acquire by exercise of an option or by conversion or exchange of a security. Constructively owned shares may be reattributed to another taxpayer. For example, shares attributed to one taxpayer as a result of entity attribution may be attributed from that taxpayer to another taxpayer through family attribution.

A shareholder who receives cash in the Reverse/Forward Stock Split (i.e., owns fewer than 1,000 shares of pre-split Common Stock as of the Payment Date) and does not constructively own any shares of post-split Common Stock will have his or her interest in the Company completely terminated by the Reverse/Forward Stock Split and will therefore receive sale or exchange treatment on his or her pre-split Common Stock. That is, such a shareholder will recognize gain or loss equal to the difference between the cash payment and the shareholder’s tax basis for his or her shares of pre-split Common Stock.

A shareholder who receives cash in the Reverse/Forward Stock Split and would only constructively own shares of post-split Common Stock as a result of family attribution may be able to avoid constructive ownership of the shares of post-split Common Stock by waiving family attribution and, thus, be treated as having had his or her interest in the Company completely terminated by the Reverse/Forward Stock Split. Among other things, waiving family attribution requires (i) that the shareholder have no interest in the Company (including as an officer, director, employee or shareholder) other than an interest as a creditor and does not acquire such an interest during the ten-year period immediately following the Reverse/Forward Stock Split other than stock acquired by bequest or inheritance and (ii) including an election to waive family attribution in the shareholder’s tax return for the year in which the Reverse/Forward Stock Split occurs.

A shareholder who receives cash in the Reverse/Forward Stock Split and immediately after the Reverse/Forward Stock Split constructively owns shares of post-split Common Stock must compare (i) his, her or its percentage ownership immediately before the Reverse/Forward Stock Split (i.e., the number of voting shares actually or constructively owned by him, her or it immediately before the Reverse/Forward Stock Split divided by the number of voting shares outstanding immediately before the Reverse/Forward Stock Split) with (ii) his, her or its percentage ownership immediately after the Reverse/Forward Stock Split (i.e., the number of voting shares constructively owned by his, her or it immediately after the Reverse/Forward Stock Split divided by the number of voting shares outstanding immediately after the Reverse/Forward Stock Split) .

If the shareholder’s post-Reverse/Forward Stock Split ownership percentage is less than 80% of the shareholder’s pre-Reverse/Forward Stock Split ownership percentage, the receipt of cash is “substantially disproportionate” with respect to the shareholder, and the shareholder will, therefore, receive sale or exchange treatment on the portion of his, her or its shares of pre-split Common Stock exchanged for cash in lieu of fractional shares.

If the receipt of cash by a shareholder fails to constitute an “exchange” under the “substantially disproportionate” test or the “complete termination” test, the receipt of cash may constitute an “exchange” under the “not essentially equivalent to a dividend” test. The receipt of cash by a shareholder will be “not essentially equivalent to a dividend” if the transaction results in a “meaningful reduction” of the shareholder’s proportionate interest in the Company. If (i) the shareholder exercises no control over the affairs of the Company (e.g., is not an officer, director or high ranking employee) / (ii) the shareholder’s relative stock interest in the Company is minimal, and (iii) the shareholder’s post-Reverse/Forward Stock Split ownership percentage is less than the shareholder’s pre-Reverse/Forward Stock Split ownership percentage, the receipt of cash will generally not be essentially equivalent to a dividend with respect to the shareholder and the shareholder will, therefore, receive sale or exchange treatment on the portion of his, her or its shares of pre-split Common Stock exchanged for cash in lieu of fractional shares.

In all other cases, cash in lieu of fractional shares received by a shareholder who immediately after the Reverse/Forward Stock Split constructively owns shares of post-split Common Stock will be treated: (i) first, as a taxable dividend to the extent of allocable earnings and profits, if any, (ii) second, as a tax-free return of capital to the extent of the shareholder’s tax basis in the redeemed shares; and (iii) finally, as gain from the sale or exchange of the redeemed shares.

Backup Tax Withholding: We are required to furnish to the holders of Common Stock, other than corporations and other exempt holders, and to the IRS, information with respect to dividends paid on the Common Stock.

You may be subject to backup withholding with respect to proceeds received from a disposition of the shares of Common Stock. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding. You will be subject to backup withholding if you are not otherwise exempt and you (a) fail to furnish your taxpayer identification number (“TIN”), which, for an individual, is ordinarily his or her social security number (b) furnish an incorrect TIN (c) are notified by the IRS that you have failed to properly report payments of interest or dividends or (d) fail to certify, under penalties of perjury, that you have furnished a correct TIN and that the IRS has not notified you that you are subject to backup withholding. Backup withholding is not an additional tax but, rather, is a method of tax collection. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your United States federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

Background of the Transaction

In 2008, in its efforts to control costs and develop budgets and financial projections for fiscal 2009 and subsequent fiscal years, the Company’s chief financial officer at the time, Robert M. Blodgett, began questioning the costs and benefits to the Company of operating as a public company, and asked the Company’s general counsel, The Cicotte Law Firm, LLC, to prepare a memorandum on reducing the costs of being a public company.

At its regularly scheduled meeting on February 11, 2009, the Board began to consider various potential strategic alternatives to maximize shareholder value and to address the Board’s concerns regarding the general and administrative expenses associated with our recording and filing requirements as a public company. In particular, the Board noted the large number of our shareholders with small holdings of Common Stock and observed that, in their view, the administrative burden and cost to the Company of maintaining records with respect to these numerous small accounts and the associated costs of preparing, printing and mailing information to these shareholders, was excessive, given the Company’s resources and operations. A number of options were discussed, including a reverse stock split, a merger, a third-party tender offer, a self-tender offer, and a minimum level of stock holdings requirement. The Board referenced the November 18, 2008 memorandum prepared by The Cicotte Law Firm, LLC, on reducing the costs of being a publicly traded company. At that time, counsel had emphasized that the Company had an extraordinary number of small shareholders, and estimated that there were 66 registered shareholders with less than 1,000 shares, 30 registered shareholders with 1,000 to 5,000 shares, and 19 registered shareholders with 5,001 to 10,000 shares. The Board discussed the possibility that such a transaction could result in the Company “going private,” if the number of record shareholders were reduced to less than 300. The Board appointed director Edward C. Reinhart to work with the Company’s chief executive officer and chief financial officer, Matthew J. Hammer and Robert M. Blodgett, to develop recommendations to the Board for the purpose of reducing the number of small shareholders. The Board authorized management to consult with its securities counsel, Keller Rohrback L.L.P., to identify the possible legal implications and requirements of such a transaction.

From February, 2009 through May, 2009, the Board and management considered the various issues raised and discussed at the meeting of the Board on February 11, 2009, and consulted frequently with counsel. The Board and management explored in detail the advantages and disadvantages of each of the following strategic alternatives: a reverse stock split, a tender offer, the purchase of shares in the open market, a sale of the Company, purchases by insiders, and maintaining the status quo.

On March 13, 2009, the Board held a special meeting by telephone to discuss an unsolicited “indication of interest” in acquiring the Company received from a private equity company on March 11, 2009. Mr. Reinhart, who along with senior management, had met with principals of the third party earlier in the month, summarized the discussions. Directors Ferguson, Thoresen and Lampson emphasized the fiduciary responsibilities of the Board to consider credible offers. It was recommended that directors Lampson and Reinhart conduct further discussions with the third party on behalf of the Board. The Board and management agreed that the indicated price level of $0.50 per share was low, but decided that discussions should continue to determine their level of interest. A discussion followed about the need for the Board to develop a 3, 5 or 7 year growth plan. It was agreed that management should develop financial projections based upon an aggressive organic growth plan for the Company, using comparables and ranges of EBITDA (earnings before interest, taxes and depreciation, or cash flow) multiples.

At its special meeting on March 18, 2009, via telephone call, the Board considered the financial projections and value analysis prepared by management in response to the third party’s “indication of interest”. Management’s financial projections suggested a higher value could be achieved if it successfully executed its growth plan. At the direction of the Board, a letter was sent to the third party explaining the Company’s projections and asking the third party to consider a higher price level.

The Board next met on April 2, 2009, at a special meeting by telephone call, to discuss the third party’s response to the Company’s letter. All directors but Messrs. Ferguson and Lippes, were on the call, along with senior management. Mr. Lippes expressed his thoughts on the status of discussions with the third party to the Board by e-mail. In its letter, third party explained the rationale for its level of interest, and suggested that while an incremental increase might be available, it was unwilling to consider a material increase based on the Company’s current performance. Mr. Hammer was directed by the Board to find out whether the third party would consider a higher level of interest and to report back to the Board.

At its regularly scheduled meeting on April 18, 2009, the Board again revisited the third party’s indication of interest. All directors and senior management attended. The third party was not prepared to consider a higher price level based on management’s projections. Discussion then continued, with a representative of Keller Rohrback participating by telephone, on the possibility of developing a plan over the next 90 days to reduce costs associated with being publicly traded via a tender offer to shareholders, or a reverse stock split, if the third party was unwilling to increase its level of interest to an acceptable level to the Board for further consideration. The potential lack of liquidity as a privately held Company versus a publicly held company, and the potential sale of the Company were also discussed. The procedure for a reverse stock split or similar transaction, cost, timeline, SEC filings and requirements were explained by Keller Rohrback and discussed with the Board. Keller Rohrback advised the directors of their fiduciary obligations in considering and investigating the various strategic alternatives available to the Company, and advised the Board and management of the desirability of obtaining a valuation report or fairness opinion from an independent third party.

The Board concluded that going-private pursuant to a reverse stock split might be a desirable strategic alternative to pursue, provided that it was effected at a price and on terms fair to all of our shareholders. The Board instructed management to explore in more depth the feasibility and fairness of such a transaction. Specifically, the Board authorized management (i) to determine the number of our shareholders and their relative holdings, and (ii) to arrange for a valuation report or fairness opinion with a third party consultant. The Board decided that a fairness opinion from an investment banker should not be necessary, given the limited resources of the Company, and would be too costly given the small size of the transaction, and noted that statutory appraisal rights would be available to shareholders being cashed out.

At its regularly scheduled meeting on May 28, 2009, the Board continued its deliberations with respect to the feasibility and fairness of going private pursuant to a reverse stock split. Management provided an update on the Company’s continued exploration of the feasibility and fairness of going private pursuant to a reverse stock split. All directors were present at the meeting. In addition, counsel from Keller Rohrback L.L.P. were present and available during the meeting to address the questions and concerns of the Board. Keller Rohrback L.L.P. summarized for the Board the legal and regulatory process required to effect the transaction, and informed the Board of the proposed timing for the various steps of this process. Keller Rohrback L.L.P. also reviewed with the members of the Board their fiduciary duties and disclosure obligations in considering, investigating and effecting the proposed going-private transaction. The Board discussed the costs, benefits, feasibility and fairness to all unaffiliated stockholders of following the reverse stock split with a forward stock split and limiting the payment of cash for interests in fractional shares to holders of a number of shares less than the final stock split ratio.

The Board noted the lack of an active public market and liquidity for the Company’s shares, and the potential for less liquidity as a result of a going-private transaction, and the potential benefits of a reverse stock split to the Company and its shareholders, including (i) these transactions would position the Company to reduce the number of its shareholders of record to less than 300 shareholders, thereby permitting the Company to suspend its obligations to file annual, quarterly, current, and other reports as a “public company” pursuant to the Exchange Act of 1934, with estimated cost savings of more than $100,000 annually, and (ii) that these transactions would reduce and/or eliminate the expenses and costs associated with reporting to, keeping records for, and reporting stock transfers of shareholders who own a small number of shares, and who, in most cases, have little or no interest in the Company.

The Board, senior management and Keller Rohrback also discussed how the reporting, audit, and other requirements of the Sarbanes-Oxley Act, the rules and regulations promulgated by the Commission and the burden of complying with the periodic reporting requirements of the Exchange Act had increased substantially the costs of remaining a public company and that with the current financial crisis and regulatory responses, these costs would likely continue to increase the cost in the future. In particular, the Board took into account that, as explained by Mr. Blodgett, the Company would be required to comply with the internal financial controls and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, starting in the next fiscal year commencing October 1, 2009 and ending September 30, 2010, which could significantly increase the Company’s internal and external audit and accounting costs. These new requirements and costs were a key factor in the Board’s decision to pursue a going private transaction in 2009. The Board’s view was that these costs outweighed any benefits we or our shareholders received from our status as a public company.

The Board considered management’s update on the research conducted regarding the Company’s shareholders and their relative holdings, and a recent business valuation report by an independent valuation consultant, LeMaster & Daniels PLLC (the “Consultant”), that had been retained by management. See “– Fairness of the Transaction – Valuation Report.” Mr. Blodgett explained the limitations of the report, that it was a summary appraisal report and not a fairness opinion. All directors were present at the meeting. In addition, a representative from Keller Rohrback L.L.P. was available by telephone during the meeting to address the questions and concerns of the Board.

In his presentation to the Board, Mr. Blodgett summarized the merits of the proposed reverse/forward stock split for the Board as follows:

Existing Capitalization:

•	The Company is a very small publicly held company, with 346 shareholders of record, thinly traded in the over-the-counter market.

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As of May 22, 2009, the market price per share was $0.16, implying a public market cap or value of $2.12 million, the book value per share of the Company was $0.27, based on accounting value of $3.60 million, and the book value per share on a fully-diluted basis was $0.26 per share.

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Based on the Consultant’s valuation report dated May 18, 2009, the fair value per common share outstanding was $0.62 as of March 31, 2009, based on the independently determined value of $8.24 million, and the fair value per common share outstanding on a fully-diluted basis, was $0.60 per share, based on the independently derived value of $8.41 million for the Company.

Factors and Objectives:

•	Enhance the ability of the Company to raise capital to support growth initiatives.

•	Eliminate overhead costs related to public company status, and avoid future costs related to the Sarbanes-Oxley Act.

•	Reduce the number of shareholders and create a more manageable shareholder base.

•	Create a fair consideration for shareholders being eliminated.

•	Perceived liquidity greater if privately held (the third party indication of interest) than being publicly held with a perpetually thinly-traded stock.

•	The Company’s too small to be publicly traded; no significant change in size of the Company in the near term that would warrant maintaining public status.

•	Disconnect between actual value of the Company and a public market trading price.

The Board next considered the share ownership distribution among the Company’s stockholders and potential cash distributions at various possible per share prices and reverse stock split ratios from 1:1,000 to 1:10,000. The Board balanced the Company’s desire to reduce the number of record stockholders and the Company’s desire to minimize the cost of the Reverse/Forward Stock Split. Mr. Blodgett had proposed a net two-for-one stock split, consisting of a 1:1,000 reverse split followed by a 5,000:1 forward split, which he calculated would eliminate 246 shareholders holding 482,000 shares. After a full discussion, the Board decided to change the reserve stock split ratio from 1:10,000 to 1:1,000, and make the forward stock split the inverse ratio of 1,000:1, so there would be no change in the remaining shareholders’ shares, and no change to outstanding options, and no shares of employees and officers of the Company would be eliminated as a result of the transaction.

The Board established the fair market value of the Company’s common stock at $0.60 per share, for purposes of cashing out fractional shareholders as a result of the 1:1,000 reverse stock split. In determining such value, the Board considered the following factors: (i) the average trading price of the Company’s common stock over the most recent 12 months of $0.15 per share; (ii) the recent expression of interest by the third party, which the Board noted was not a firm offer, of $0.50 per share; and (iii) the May 18, 2009 valuation report of the Consultant retained by the Company, of $0.60 per share. The Board and the Consultant did not consider the liquidation value of the Company to be relevant, because the Company is a going concern and liquidation valuation would produce a lower valuation. Mr. Blodgett advised the Board that the third party’s expression of interest at $0.50 included an assumed control premium estimated at $0.12, so that the net price per share of a minority interest would have been $0.38 per share, based on the 1.325 factor applied by the Consultant in its valuation report. These calculations were prepared and presented to the Board by Mr. Blodgett, who noted the average of each of these prices was $0.38 per share. A few of the directors felt that the average price of $0.38 per share should be used for the reverse/forward stock split transaction. Mr. Rettig and securities counsel recommended using the highest indicated price, the $0.60 determined by the Consultant, to ensure that the shareholders who are being cashed out receive a fair price. It was also pointed out that based on Mr. Blodgett’s analysis of the shareholder lists, and that given the large number of small shareholders, it should only cost approximately $23,500 to purchase their shares at $0.60 per pre-split share and reduce the number of recordholders of the Company to less than 300.

The Board then considered alternative treatments of the Company’s outstanding stock options in connection with the proposed going-private transaction. After extended discussion, the Board determined that, because of the symmetry of the reverse split and the forward split, the Reverse/Forward Stock Split would not cause dilution or enlargement of the benefits intended by the Company to be made available under the Company’s stock option plan or with respect to any outstanding stock options. As a result, the Board determined that no adjustment to the outstanding stock options would be necessary or appropriate in connection with the Reverse/Forward Stock Split.

With respect to the fairness of the Reverse/Forward Stock Split to the stockholders whose stock would not be cashed out under the Reverse/Forward Stock Split, the Board noted that voting control of 35.1% of the shares held by such holders was held by members of the Board so that the interests of such holders were aligned with the interests of the members of the Board.

After thoroughly discussing and considering all the options, the benefits and potential disadvantages of the proposed transaction to the Company and its shareholders, the Board unanimously approved the reverse/forward stock split transaction, authorized management to execute and file the appropriate amendments to the Company’s articles of incorporation, with a 1:1,000 reverse split ratio and the cashout of shareholders with less than 1,000 shares, and a 1,000:1 forward stock split ratio.

On the basis of the valuation and opinion of the Consultant, the Board’s extended deliberations over the past year and the factors described elsewhere in this Information Statement in the sections entitled “Special Factors –Purpose of the Transaction” and “Special Factors – Fairness of the Transaction,” the Board determined by a unanimous vote that a 1:1,000 Reverse Split followed by a 1,000:1 Forward Split, with a purchase price per pre-split share equal to $0.60, to be paid to holders of fewer than 1,000 pre-split shares, was fair to all unaffiliated stockholders, including those whose shares would be cashed out pursuant to the Reverse/Forward Stock Split and those who would retain an equity interest in the Company subsequent to the consummation of the Reverse/Forward Stock Split.

The Board authorized management to file the necessary documentation with the Commission. Following review by the Commission of such filings, the Board authorized management to distribute an information statement with respect to the Reverse/Forward Stock Split to all stockholders. After distribution of the information statement, the Board authorized management to file the Articles of Amendment to the Company’s Articles of Incorporation to effect the Reverse/Forward Stock Split. However, the Board also reserved the right, in its discretion, to abandon the Reverse/Forward Stock Split prior to the proposed Effective Date if it determined that abandoning the Reverse/Forward Stock Split was in the best interests of the Company.

Keller Rohrback sent an initial draft of the SEC filing, which also incorporates the required information statement to shareholders, to the Company on June 18, 2009. The draft Schedule was finalized and filed with the SEC on August 7, 2009, and amendments to the Schedule were filed with the SEC on October 5, 2009 and October 26, 2009.

Fairness of the Transaction

The Board determined that the Reverse/Forward Stock Split, including the proposed cash payment of $0.60 per pre-split share to shareholders whose shares will be cashed out, is substantively fair, from a financial point of view, and procedurally fair to all of our unaffiliated shareholders, including those whose shares will be cashed out and those who will be continuing shareholders of the Company.

With respect to the shareholders whose shares would be cashed out, the Board considered, among other things, the determination of the fair market value per pre-split share of $0.60 as of March 31, 2009, by LeMaster & Daniels PLLC (the “Consultant”), an independent valuation consultant (described below in “— Valuation Report”), recent market prices and trading values of the Company’s shares, a recent indication of interest by a private equity firm to acquire the Company for $0.50 per share, and the availability of statutory appraisal rights to such shareholders under Washington law. See “Terms of the Transaction — Appraisal Rights.” The Board ultimately decided upon a per share price of $0.60 per share in the exercise of its business judgment. See “— Background of the Transaction.”

With respect to the fairness of the Reverse/Forward Stock Split to the shareholders whose stock would not be cashed out in the Reverse/Forward Stock Split, the Board also relied on the fact that the amount being paid to shareholders whose stock would be cashed out was not in excess of the value determined to be the fair value of such stock by the Consultant. In addition, the Board noted that the interests of such holders were aligned with the interests of the members of the Board, because a significant number of the shares held by shareholders who would remain shareholders after the Reverse/Forward Stock Split will be held by members of the Board.

Valuation Report:

On April 28, 2009, the Company retained an independent financial consultant, LeMaster & Daniels PLLC (the “Consultant”), to advise the Board as to the fair value per pre-split share of our Common Stock. Pursuant to the terms of the Consultant’s engagement letter with us, dated April 28, 2009, for services rendered by the Consultant, we paid the Consultant aggregate fees of $7,500. The Consultant’s compensation was fee-based and not contingent on the outcome of the valuation. The Report was performed in accordance with the American Institute of Certified Public Accountants’ Statement on Standards for Valuation Services.

LeMaster & Daniels PLLC is a regional accounting firm headquartered in Spokane, Washington. The firm provides professional accounting and consulting services to over 15,000 clients, and regularly provides (including valuation services) to privately-held companies. The Company had not engaged or retained the Consultant to provide valuation or other financial advisory services to the Company previously.

On May 18, 2009, the Consultant provided its Business Valuation Report (the “Report”) to the Company, which estimated that the fair market value of one share of the Company’s Common Stock as of March 31, 2009, was $0.60 per share on a fully diluted basis. The Report was based on a marketable, minority interest basis. The Report cautions that the Report and its conclusions are intended only for management planning purposes and may not be valid for any other purpose. A copy of the Report is attached as Annex G.

The Consultant valued the ownership interest in the Company under the appraisal premise of value in continued use, as part of a going-concern business entity. The Report is a summary appraisal report. It is limited to a summary of the Consultant’s approach and conclusion as to the value of the ownership interest in the Company, and does not include the contents of a self-contained appraisal including but not limited to economic and industry conditions, and certain market and financial analyses sections.

The valuation is on a private company basis, as the Report advises that there is no actively-traded public market to indicate the value of an ownership interest in the Company. The Consultant was not engaged to provide, and did not provide, any opinion with respect to the fairness of the proposed reverse/forward stock split transaction to the unaffiliated shareholders of the Company. The Report is only a valuation report, and not a fairness opinion.

In preparing its Report, the Consultant:

(i)           analyzed the Company’s financial position and performance trends, including historical sales and earnings growth as an indicator of future growth, analyzed the audited financial statements for the fiscal years ended September 30, 2005, through 2008, and internal financial statements for the six months ended March 31, 2008 and 2009;

(ii)          reviewed certain written information, including financial data, operational and business information related to the earnings, cash flow, assets, capital structure and prospects of the Company; and

(iii)         reviewed and analyzed publicly available industry information.

The Report states that there are three main approaches used to determine value – the asset-based approach, the market approach and the income approach. The following factors were considered by the Consultant in determining which approaches would be appropriate for valuing the Company:

•	Adequate number of publicly-traded companies in the same or similar industries.

•	Adequate number of transactions involving comparable companies.

•	Strong cash flow in the past two years.

Based on these factors, the Consultant chose to use the following valuation methods:

•	Market approach – guideline public company method.

•	Market approach – mergers and acquisition method.

•	Income approach – capitalization of economic income method.

Guideline Public Company Method: This method of valuation is based upon determining a capitalization factor through the use of comparisons of the Company with similar companies whose stocks are actively, publicly traded, to determine the multiple at which the Company’s shares would trade if there were an active public market for the stock. The Consultant identified five companies whose stock was publicly traded on a national stock exchange, not over-the-counter, to be reasonable guideline companies or peer group: Learning Tree International, Renaissance Learning, SABA Software, SumTotal Systems and Princeton Review. The Consultant analyzed the invested capital to EBITDA (i.e., earnings before interest, taxes and depreciation, or cash flow) and invested capital to gross cash flow multiples to determine the equity value of the Company. The Consultant then selected the average invested capital to EBITDA multiple of 10.0 and the average invested capital to gross cash flow multiple of 13.3 for the peer group to determine the value of the Company. The Consultant based the selected multiples on its analysis of the Company to industry statistics and a review of the peer group. The Consultant determined an estimated fair market value of the Company of $10.4 million, applying this method.

Merger and Acquisition Method: Since the Company’s shares are thinly traded and not necessarily representative of the true value of the Company, an alternative is to estimate the value of the Company through the analysis of prices paid for similar private companies in merger and acquisition transactions. The Consultant, after reviewing the financial data and transaction information from a private business sale transaction database, selected 16 transactions closed since January 1, 2000 based on the following criteria: similar industries, net sales of $0.5 to $40.0 million, positive seller discretionary earnings, and similar services.

The Consultant analyzed the price to seller’s discretionary earnings and price to revenue multiples to determine the equity value of the Company. The price to seller’s discretionary earnings multiples averaged 9.0 and a median of 6.2, and the price to revenue multiples averaged 1.33 and a median at 1.18. Noting that the Company’s discretionary earnings to capital revenue ratio was equal to the average for the 16 comparable transactions, the Consultant selected the median price to seller’s discretionary earnings multiple of 6.2 and a median price to revenue multiple of 1.18 to determine the value of the Company, with appropriate adjustments to compare the Company’s data to the comparable transactions. These multiples were selected based on the Consultant’s analysis of the Company to industry statistics and the review of the comparable transactions. Since the value derived from this analysis is based on market transactions of entire companies for which there is a relatively small market, the base to which discounts are to be applied is that of a marketable, controlling interest in the Company. The indicated value of the Company’s equity determined under the last method was $6.8 million after applying a minority interest discount of 20%.

Capitalization of Economic Income Method: Using empirical market data and the underlying financial trends of the Company, the Consultant determined an appropriate capitalization rate for an investment in the Company. This capitalization rate is the rate of return required by investors less a long-term growth rate.

The Consultant determined an equity value of $3.4 million, by applying a capitalization rate of 16.0% to the Company’s estimated future net cash flow of $546,500. The premise of this valuation method is that common stocks, generally, are purchased in anticipation of capital appreciation which is strongly influenced by expectations of future cash flow and the resulting dividend-paying capacity of the Company. The capitalization of economic income analysis for the Company was based on an after-tax levered basis and used net cash flow as the economic income measure and an equity discount rate. Because the value derived from this analysis is based on transactions of marketable investments, the base to which the discount is to be applied is that of a marketable, minority interest in the equity of the Company, with no discount or premium.

The ownership interest being valued is on a marketable, minority interest basis, therefore, the Consultant determined that no marketability discount was applicable to the values indicated by these three methods.

In determining the value of the Company, the Consultant placed greater weight on the Merger and Acquisition Method than the Guideline Public Company Method because it decided the companies involved in the transactions were more comparable to the Company than the larger companies found in the Guideline Public Company Method. The Consultant used the results from both of these valuation methods since they rely on transactions of publicly traded stock or the sale of whole companies that are in the same or related industries as the Company. The Consultant placed no weight on the Capitalization of Economic Income Method since it found that purchasers of investments in the Company’s industry appear to be based on the outlook for expected future cash flows and future growth in the industry. The Capitalization of Economic Income Method looks at historical cash flow, which may not necessarily reflect the market’s view of the future outlook for the industry.

The Consultant assigned a 40% weight to the Market Approach – Guideline Public Companies, and a 60% weight to the Market Approach – Guideline Transactions. Applying these weights to the Indicated Equity Value under these methods, yielded weighted values of $4,160,000 and $4,080,000, for a total Indicated Value of Common Equity (Marketable/Minority) of $8,240,000, which divided by the 13,272,165 outstanding shares of the Company’s Common Stock, yielded a value of $0.62 per share and $0.60 per share on a fully-diluted basis, after adjusting for outstanding exercisable options of the Company (with estimated proceeds from options exercised at $173,600 divided by the number of outstanding option shares of 14,064,002).

The Board determined that the primary additional factor supporting the fairness of the Reverse/Forward Stock Split to those unaffiliated shareholders who will be continuing shareholders of the Company is the cost reduction anticipated to result from the transaction. Shareholders who continue to hold an equity interest in the Company will benefit from the future cost savings expected to be realized from the termination of our public company status, estimated to be not less than $100,000 annually before taxes.

The Board determined that the following additional factors supported the fairness of the Reverse/Forward Stock Split to those unaffiliated shareholders whose shares will be cashed out:

Immediate Cash Payment. Those shareholders who own less than 1,000 shares of our pre-split Common Stock as of the Payment Date will receive a cash payment of $0.60 per pre-split share promptly after their return of the proper documentation to the Exchange Agent, and will not pay the commissions that such shareholders would have to pay if they attempted to sell their shares in the open market.

Current and Historical Market Prices for our Common Stock. The proposed transaction price of $0.60 per pre-split share of Common Stock compares favorably to the bid prices of our Common Stock over the past 12 months, as well as to the bid price of our Common Stock prior to the public announcement of the Reverse/Forward Stock Split on August 7, 2009. Our Common Stock bid price is the highest price that a buyer will pay at any given time to purchase a specified number of shares of our stock. As discussed above, in addition to receiving a premium to the trading price of our Common Stock on any shares cashed out as a result of the Reverse/Forward Stock Split, such shareholders will achieve liquidity without incurring brokerage costs. Furthermore, the Board considered that, with extremely limited liquidity in the public market for our Common Stock, only a small portion of our unaffiliated shareholders would have been able to attain the bid prices before the stock price decreased measurably.

The Board determined that the following additional factors supported the fairness of the Reverse/Forward Stock Split to all of our unaffiliated shareholders, including:

Shareholder Rights. The Reverse/Forward Stock Split will not materially change the rights, preferences or limitations of those shareholders who will retain an interest in the Company subsequent to the consummation of the Reverse/Forward Stock Split.

Procedural Fairness to All Shareholders. The Board determined that the Reverse/Forward Stock Split is procedurally fair to all unaffiliated shareholders including both shareholders who will receive cash payments in connection with the Reverse/Forward Stock Split and will not be continuing shareholders of the Company and shareholders who will retain an equity interest in the Company. In reaching this conclusion, the Board determined that our receipt of an independent valuation from the fair value per pre-split share of our Common Stock, and the availability of appraisal rights under Washington corporate law were critical procedural safeguards protecting the interests of all unaffiliated shareholders. See “— Background of the Transaction.”

The Board unanimously concluded that the Reverse/Forward Stock Split is in our best interests and the best interests of all of our unaffiliated shareholders. See “— Background of the Transaction.”

Because we have six independent, disinterested directors, the Board determined there was no need to create a special committee of the Board to approve the Reverse/Forward Stock Split. Further, creating a special committee by hiring new directors and retaining independent counsel for such a committee would significantly increase the cost of the Reverse/Forward Stock Split, which could in turn reduce the amount available to pay shareholders who receive cash following the Reverse/Forward Stock Split.

Conduct of the Company’s Business After the Transaction

We expect our business and operations to continue as they are currently being conducted and, except as disclosed in this Information Statement, the Reverse/Forward Stock Split is not anticipated to have any effect upon the conduct of our business. We expect to realize time and cost savings as a result of terminating our public company status. When the Reverse/Forward Stock Split is consummated, all persons owning fewer than 1,000 shares of Common Stock as of the Payment Date will no longer have any equity interest in, and will not be shareholders of, the Company, and therefore will not participate in our future potential earnings and growth.

When the Reverse/Forward Stock Split is effected, we believe that, based on our shareholder records, approximately 160 record holders will remain as record holders of Common Stock, beneficially owning 100% of the outstanding Common Stock. Shareholders who currently beneficially own approximately 100% of the outstanding Common Stock will beneficially own 100% of the outstanding Common Stock after the Reverse/Forward Stock Split. See also information under the caption “Security Ownership of Certain Beneficial Owners and Management” in this Information Statement. When the Reverse/Forward Stock Split is effected, members of the Board and our executive officers will beneficially own approximately 40.1% of the outstanding Common Stock.

We plan, following the consummation of the Reverse/Forward Stock Split, to become a privately held company. The registration of our Common Stock under the Exchange Act will be terminated. Our Common Stock may continue to be traded for some time on the “OTC Bulletin Board” or “Pink Sheets;” however, there is no assurance that an active trading market will develop or be sustained. In addition, because our Common Stock will no longer be publicly held, we will be relieved of the obligation to comply with the proxy rules of Regulation 14A under Section 14 of the Exchange Act and our officers and directors and shareholders owning more than 10% of our Common Stock will be relieved of the stock ownership reporting requirements and “short swing” trading restrictions under Section 16 of the Exchange Act. Further, we will no longer be subject to the periodic reporting requirements of the Exchange Act and will cease filing information with the Commission. Among other things, the effect of this change will be to enable us to realize time and cost savings from not having to comply with the requirements of the Exchange Act.

As stated throughout this Information Statement, we believe that there are significant advantages to effecting the Reverse/Forward Stock Split and going private, and we plan to avail ourselves of any opportunities we have as a private company.

Other than as described in this Information Statement, neither we nor our management has any current plans or proposals to (i) effect any extraordinary corporate transaction, such as a merger, reorganization or liquidation; (ii) to sell or transfer any material amount of our assets; (iii) to change our Board or management; (iv) to change materially our indebtedness or capitalization; or (v) otherwise to effect any material change in our corporate structure or business.

Item 2.  Subject Company Information

(a)           Name and Address. Vivid Learning Systems, Inc. is the subject company. Its principal executive office is located at 5728 Bedford Street, Pasco, Washington 99301 and its telephone number is (509) 545-1800.

(b)           Securities. As of October _____, 2009, there were 13,272,165 outstanding shares of common stock, no par value of the Company (“Common Stock”).

(c)           Trading Market and Price. The Company’s Common Stock is traded on OTC Bulletin Board under the symbol “VVDL.”

The following is a schedule of the reported high and low closing bid quotations per share for our Common Stock during the period from June 30, 2007 through June 30, 2009, all of which quotations represent prices between dealers, do not include retail mark-up, mark-down or commission and may not necessarily represent actual transactions:

	Bid Quotations (rounded to nearest cent)

CY 2009	High	Low
2nd Quarter	$0.24	$0.13
1st Quarter	$0.50	$0.03

CY 2008	High	Low
4th Quarter	$0.20	$0.05
3rd Quarter	$0.20	$0.16
2nd Quarter	$0.28	$0.15
1st Quarter	$0.30	$0.18

CY 2007	High	Low
4th Quarter	$0.28	$0.23
3rd Quarter	$0.40	$0.16

The source of the foregoing quotations was Bloomberg, L.P. and FactSet Research.

On August 5, 2009, the last trading day prior to the initial announcement of the Reverse/Forward Stock Split, our Common Stock was not traded. The closing price on the last trading day our Common Stock was traded, July 28, 2009, was $0.18. On October _____, 2009, the last practicable trading day prior to the date this Information Statement was mailed to shareholders, our Common Stock’s closing price was $_________.

See also information under the caption “Financial Statements Selected Historical Financial Data” in this Information Statement.

We have not paid or declared any dividends on our Common Stock since inception. Any future declaration and payment of cash dividends will be subject to the discretion of the Board, and will depend upon our results of operations, financial condition, cash requirements, future prospects, changes to tax legislation, and other factors deemed relevant by our Board. We do not intend to pay cash dividends on our Common Stock in the immediate future.

During the 12 months ended June 30, 2009, our stock traded infrequently, with reported trades occurring on only 100 days, and with an average daily trading volume of 21,234 shares for such 12-month period.

(d)          Dividends. No dividends have been paid by the Company on its Common Stock during the past two years.

(e)           Prior Public Offerings. The Company has not made any underwritten public offerings for cash that were registered under the Securities Act of 1933 or exempt from or registered under Regulation A in the past three years.

(f)           Prior Stock Purchases. On May 1, 2004, the Company acquired ImageWorks Digital Media Group, Inc. (“IMG”) through a share exchange agreement with the former owners. The Company issued as part of the original acquisition 100,000 shares of the Company’s common stock to the former owners of IMG. The share exchange agreement provided that if said shares did not achieve a certain public market value as of May 24, 2008, the former owners could request the Company to repurchase their shares. At the request of the former owners the shares certificates were repurchased by the Company on October 24, 2008 for $3.00 per share, the repurchase price fixed in the 2004 agreement. Other than this stock purchase, the Company has not made any stock purchases in the past two years.

See also “Special Factors - Fairness of the Transaction” and “Financial Statements” for additional information.

Item 3.  Identity and Background of the Filing Person

(a)           Name and Address. Vivid Learning Systems, Inc., the subject company, is the filing person of this Schedule 13E-3. The business office address for the Company is 5728 Bedford Street, Pasco, Washington 99301 and the business telephone number for the Company is (509) 545-1800. The directors of the Company are: Robert L. Ferguson, Edward C. Reinhart, Diehl R. Rettig, William N. Lampson, David S. Lippes, and Andrew Thoresen (Chairman). The executive officers of the Company are Mr. Hammer (President and Chief Executive Officer) and Rabindra Nanda (Chief Operating Officer). Robert M. Blodgett served as Chief Financial Officer, Treasurer and Secretary until his death in June 2009. The Company recently hired Jonathan R. Hunt as its new Chief Financial Officer. The address of each officer and director is 5728 Bedford Street, Pasco, Washington 99301.

(b)           Business and Background of Entities. Not applicable.

(c)           Business and Background of Natural Persons. With respect to each current officer and director of the Company:

Robert L. Ferguson (age 76) served as Chairman of the Board of Directors from 2003 to March 2008 and has been a Director since 2003. Mr. Ferguson has over 50 years of management and technical experience in the government and private sectors. Mr. Ferguson serves on various boards including publicly traded Perma-Fix Environmental Services, Inc. (trading symbol PESI). He founded Columbia Nuclear International LLC, a consulting services firm in January 2007. Mr. Ferguson served as CEO and Chairman of the Board of Directors of Nuvotec USA, Inc. (majority shareholder of Vivid Learning Systems until June 2007) which provided consulting services and waste management services via its subsidiary Pacific EcoSolutions, Inc., from August 2004 to June 2007. He served as CEO and Chairman of the Board of Nuvotec, Inc. from 1998 to 2005. He served as Chairman of the Board of Technical Resources International, Inc. from 1995 to 1998; which provided consulting services in the nuclear energy and environmental clean up areas. Mr. Ferguson served as corporate VP for Science Applications International Corporation from 1991 to 1995. Mr. Ferguson was the president of R.L. Ferguson & Associates, Inc. from 1985 to 1991, which provided management and technical services to government and industry. He served as the Chairman of the Board for UNC Nuclear Industries, Inc. from 1983 to 1985; which operated the Department of Energy nuclear reactor and fuel fabrication facilities at Hanford, Washington. He served as CEO for Washington Public Power Supply System from 1980 to 1983, which included the activation of one nuclear power plant, the deactivation of two nuclear power plants and the termination of two other nuclear power plants. He served in various roles for the U.S. Department of Energy from 1960 to 1980, including Deputy Assistant Secretary of the Nuclear Reactor Programs. Mr. Ferguson was a founder of Columbia Trust Bank, and has been a director since 1996. Mr. Ferguson earned his B.S. in Physics from Gonzaga University.

Edward C. Reinhart (age 38) has served on the Board since January 2008 . Mr. Reinhart is Senior Vice President of Capital Advisors Wealth Management, a firm based in Yakima, Washington. Mr. Reinhart holds the designation of Certified Investment Management Analyst and works on the investment team of his firm to develop and guide its overall investment philosophy. Mr. Reinhart is also an approved Fundamental Choice Portfolio Manager with Wachovia Securities Financial Network. Mr. Reinhart is a member of Sunrise Rotary and active on several non-profit boards throughout the Yakima Valley. Mr. Reinhart earned his B.A. in English and Finance from Washington State University in 1993.

Diehl R. Rettig (age 66) has served as a Director since June 2007. Diehl R. Rettig is the senior partner of Rettig Osborne Forgette, LLP, a law firm based in Kennewick, Washington, and has been in private practice in the community since 1970. Mr. Rettig is very active in community activities. Mr. Rettig received a Bachelor of Commercial Science degree from Seattle University in 1965 with a major in accounting and a Juris Doctor degree from Gonzaga Law School in 1969 where he graduated cum laude. He was a member of the Gonzaga Law Review Editorial Board and S.B.A. President in 1969. Mr. Rettig also served as Bailiff in the United States District Court for the Eastern District of Washington for the Honorable Charles L. Powell, deceased, from 1968 to 1969 and as a law clerk to Judge Powell from 1969 to 1970. Mr. Rettig was President of the Benton-Franklin Counties Bar Association in 1979 and in that year became an A.V. rated lawyer, the 1st year of his eligibility. Mr. Rettig has been a fellow in the American College of Trial Lawyers since 1994 and designated a “Super Lawyer” every year since the inception of “Super Lawyer” rating program. Mr. Rettig has been an active trial attorney in the Eastern and Western United States District Courts since admitted to practice in the Eastern District in 1970 and in the Western District in 1971. Mr. Rettig was also admitted to practice in the Ninth Circuit in 1981, and is currently serving a three year term as a Lawyer Representative to the 9th Circuit Judicial Conference from the Eastern District of Washington.

William N. Lampson (age 59) has served as a Director since September 2004. Since 1980 Mr. Lampson has been President and CEO of Lampson International, LLC and affiliate companies in the heavy hauling, rigging, and manufacturing business. In addition, he has served as Vice Chairman of the Board of Nuvotec USA, Inc. (the Company’s parent company) since 2004, the Chairman of the Board of Columbia Trust Bank since 1996, and owner and director of Columbia Basin Racquet Club since 1990 and owner and director of Life Quest Health Systems since 1998. Mr. Lampson graduated from Gonzaga University with a degree in Business Administration.

Andrew Thoresen (age 65) has served as a Director since October 2003 and Chairman of the Board since March 2008. Mr. Thoresen was a co-owner and Chief Financial Officer of HRnovations, Inc. from 1993 through December 31, 2007. Mr. Thoresen was the CFO and co-owner of R.L. Ferguson & Associates, Inc. from 1985 to 1993, which provided management and technical services to government and industry. He served as the Financial Administrator and Assistant to the Chairman of the Board for UNC Nuclear Industries, Inc. from 1983 to 1985; which operated the Department of Energy nuclear reactor and fuel fabrication facilities at Hanford, Washington. He served in various management roles for the Washington Public Power Supply System from 1974 to 1983. He was employed as an accountant at Ernst & Ernst from 1969 to 1974. Mr. Thoresen earned his B.A. degree in Accounting from the University of Washington.

David Lippes (age 42) has served as a Director since March 2009. Mr. Lippes is the founder, Chairman and CEO of TiSport, LLC. Under the TiLite Brand, TiSport designs, manufactures and markets ultralight, custom-fitted manual wheelchairs. TiLite products are sold in 29 countries worldwide, including the United States, Canada, Asia, South America and the Middle East. TiSport also manufactures a broad range of titanium products for the medical, commercial and sports markets. Prior to founding TiSport, Mr. Lippes was an associate with the law firm of Stroock & Stroock & Lavan in New York, New York and Los Angeles, California, where he specialized in securities transactions, mergers and acquisitions and general corporate law. Mr. Lippes serves on the board of various community organizations including the Three Rivers Community Foundation, Kadlec Health Systems and TRIDEC. Mr. Lippes received his B.A. degree in Political Science from the University of Vermont in 1989 and his J.D. from Georgetown University Law Center in 1992.

Matthew J. Hammer (age 44) has served as Vivid’s Chief Executive Officer since mid-September 2007. He served as Vivid’s Chief Operating Officer from July 2005 to February 2007. Mr. Hammer co-founded ImageWorks, a media development company, in 1994. In 2004, ImageWorks was purchased by Vivid Learning Systems. Mr. Hammer’s primary responsibility for Vivid and ImageWorks are business development and client services. Mr. Hammer has a B.A. degree in Marketing and Business Administration from Washington State University.

Rabindra Nanda (age 41) has served as Vivid’s Chief Operating Officer since March 2009. Prior to his current position he had been the Company’s Chief Marketing Officer since mid-September 2007. He has been with Vivid since January 2000, beginning as a Sales Representative and progressively moving up in management to his most recent role as Director of Marketing & Sales. As Chief Operating Officer Rabindra oversees the Vivid production and sales activities along with driving Vivid’s acquisition and growth strategy. Rabindra holds B.A. from St. Stephens College in New Delhi, India and an M.B.A. from Washington State University.

Jonathan R. Hunt (age 42) joined the Company as Vivid’s new Chief Financial Officer on October 2, 2009. Mr. Hunt is a Certified Public Accountant in Arizona and California. Mr. Hunt has over fifteen years of finance, accounting, and systems experience in a variety of industries. Previously, Mr. Hunt served as the Chief Financial Officer of IsoRay, Inc. (AMEX: ISR), since 2006. Mr. Hunt held the position of Assistant Corporate Controller for Hypercom Corporation (NYSE: HYC) from 2005 to 2006, numerous positions with Circle K Corporation/ConocoPhillips/Phillips 66/Tosco Corporation (NYSE: COP) from 2000 to 2005, was Chief Financial Officer of Arthur International, Inc. in 2000, and Business Assurance Manager at PricewaterhouseCoopers LLP from 1992 to 1999.  In 1991, he earned his Bachelor of Science, Accountancy and his Masters of Accountancy from Brigham Young University.

No person set forth above (i) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); or (ii) was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibition activities subject to, federal or state securities laws.

Each of Messrs. Ferguson, Reinhart, Rettig, Lampson, Thoresen, Lippes, Hammer and Hunt are citizens of the United States. Mr. Nanda is a citizen of India, and a Permanent Resident and Green Card Holder of the United States.

(d)           Tender Offer. Not applicable.

Item 4.  Terms of the Transaction

(a)           Material Terms.

Reverse/Forward Stock Split

The Reverse/Forward Stock Split includes both a reverse stock split and a forward stock split of our Common Stock. The Reverse Split occurred following the close of trading on the Effective Time and the Forward Split occurred immediately following the Reverse Split.

Upon consummation of the Reverse Split, each registered shareholder on the Effective Time will receive one share of Common Stock for each 1,000 shares of Common Stock held in his, her or its account immediately prior to the effective time of the Reverse Split. If a registered shareholder holds more than 1,000 shares of Common Stock in his, her or its account, any fractional share in such account will not be cashed out after the Reverse Split and the total number of shares held by such holder will not change as a result of the Reverse/Forward Stock Split. Such holders will not need to exchange or return any existing stock certificates, which will continue to evidence ownership of the same number of shares as set forth currently on the face of the certificates. Any registered shareholder who holds fewer than 1,000 shares of Common Stock in his, her or its account as of the Payment Date of the Reverse Split will receive a cash payment of $0.60 per pre-split share instead of fractional shares. In connection with the Forward Split, all registered shareholders holding at least 1,000 shares as of the Payment Date will receive 1,000 shares of Common Stock for every one share of Common Stock they held following the Reverse Split.

We intend for the Reverse/Forward Stock Split to treat shareholders holding Common Stock in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names, and nominees will be instructed to effect the Reverse/Forward Stock Split for their beneficial holders. However, nominees may have different procedures, and shareholders holding shares in street name should contact their nominees. A shareholder holding fewer than 1,000 shares of Common Stock as of the Payment Date in street name who wants to receive cash in the Reverse/Forward Stock Split should instruct his, her or its nominee to transfer such shareholder’s shares into a record account in such shareholder’s name in a timely manner. A shareholder holding fewer than 1,000 shares of Common Stock as of the Payment Date in street name through a nominee who does not transfer shares into a record account in a timely manner may not have his, her or its shares cashed out in connection with the Reverse/Forward Stock Split. For instance, a shareholder’s shares may not be cashed out if such shareholder’s nominee is a record holder of an aggregate of 1,000 or more shares of Common Stock, holds shares for multiple shareholders in street name and does not provide such beneficial ownership positions in a timely manner to the Exchange Agent.

We (along with any other person or entity to which we may delegate or assign any responsibility or task with respect thereto) shall have full discretion and exclusive authority (subject to our right and power to so delegate or assign such authority) to:

•	make such inquiries, whether of any shareholder(s) or otherwise, as we may deem appropriate for purposes of effecting the Reverse/Forward Stock Split; and

•
resolve and determine, in our sole discretion, all ambiguities, questions of fact and interpretive and other matters relating to such provisions, including, without limitation, any questions as to the number of shares held by any holder as of the Payment Date of August 6, 2009. All such determinations by us shall be final and binding on all parties, and no person or entity shall have any recourse against us or any other person or entity with respect thereto.

For purposes of effecting the transaction, we may, in our sole discretion, but without any obligation to do so:

•
presume that any of our shares of Common Stock held in a discrete account (whether record or beneficial) are held by a person distinct from any other person, notwithstanding that the registered or beneficial holder of a separate discrete account has the same or a similar name as the holder of a separate discrete account; and

•
aggregate the shares held (whether of record or beneficially) by any person or persons that we determine to constitute a single holder for purposes of determining the number of shares held by such holder.

Rule 12g5-1 under the Exchange Act provides that, for the purpose of determining whether an issuer is subject to the registration provisions of the Exchange Act, securities shall be deemed to be “held of record” by each person who is identified as the owner of such securities on the records of security holders maintained by or on behalf of the issuer, subject to the following:

•
In any case where the records of security holders have not been maintained in accordance with accepted practice, any additional person who would be identified as such an owner on such records if they had been maintained in accordance with accepted practice shall be included as a holder of record.

•	Securities identified as held of record by a corporation, a partnership, a trust (whether or not the trustees are named), or other organization shall be included as so held by one person.

•
Securities identified as held of record by one or more persons as trustees, executors, guardians, custodians or in other fiduciary capacities with respect to a single trust, estate, or account shall be included as held of record by one person.

•	Securities held by two or more persons as co-owners shall be included as held by one person.

•
Securities registered in substantially similar names where the issuer has reason to believe because of the address or other indications that such names represent the same person, may be included as held of record by one person.

Amendments of Articles of Incorporation to Effect the Reverse/Forward Stock Split

The Board determined that it is advisable to amend our Articles of Incorporation to effect a 1:1,000 Reverse Split of Common Stock immediately followed by a 1,000:1 Forward Split of Common Stock, and to provide for the cash payment of $0.60 per pre-split share to eligible shareholders in lieu of fractional shares of Common Stock that would otherwise be issued following the Reverse Split.

Regulatory Approvals

The amendments to the Articles of Incorporation are not subject to any regulatory approvals.

No Shareholder Vote Required

In accordance with RCW 23B.10.020, amendments to the Articles of Incorporation effecting a reverse split and/or a forward split may be adopted by the Board of Directors without shareholder action or vote.

Holders as of Effective Time/Net Effect After Reverse/Forward Stock Split

Shareholders holding fewer than 1,000 pre-split shares of Common Stock as of the Payment Date will be cashed out at a price of $0.60 per share and the holdings of all other shareholders will be unchanged. Any shareholders whose shares are cashed out will have no continuing equity interest in the Company.

NOMINEES AND BROKERS ARE EXPECTED TO DELIVER TO THE EXCHANGE AGENT THE BENEFICIAL OWNERSHIP POSITIONS THEY HOLD. HOWEVER, IF YOU ARE A BENEFICIAL OWNER OF COMMON STOCK WHO IS NOT THE RECORD HOLDER OF THOSE SHARES AND WISH TO ENSURE THAT YOUR OWNERSHIP POSITION IS ACCURATELY DELIVERED TO THE COMPANY’S EXCHANGE AGENT, YOU SHOULD INSTRUCT YOUR BROKER OR NOMINEE TO TRANSFER YOUR SHARES INTO A RECORD ACCOUNT IN YOUR NAME. NOMINEES AND BROKERS MAY HAVE REQUIRED PROCEDURES. THEREFORE, SUCH HOLDERS SHOULD CONTACT THEIR NOMINEES AND BROKERS TO DETERMINE HOW TO EFFECT THE TRANSFER IN A TIMELY MANNER PRIOR TO THE EFFECTIVE DATE OF THE REVERSE/FORWARD STOCK SPLIT.

The Reverse/Forward Stock Split became effective upon the filing of the Articles of Amendment with the Office of the Secretary of State of the State of Washington on October 14, 2009 (the “Effective Time”), pursuant to the provisions of the Washington Business Corporation Act. Conformed copies of the filed Articles of Amendment are attached as Annexes A-1 and A-2 to this Information Statement.

Exchange of Certificates for Cash Payment

We filed Articles of Amendment with the Office of the Secretary of State of the State of Washington and effected the amendments set forth in Annexes A-1 and A-2 to this Information Statement on October 14, 2009 (the “Effective Time”), pursuant to the provisions of the Washington Business Corporation Act. The Reverse/Forward Stock Split was effective upon filing.

If you are an eligible shareholder and identified by the Company and/or the Exchange Agent as a shareholder holding fewer than 1,000 shares of the Company’s outstanding Common Stock as of the Payment Date, in addition to this Information Statement, you will receive a letter of transmittal with this Information Statement. The letter of transmittal will contain instructions on how to surrender your shares of Common Stock in exchange for the cash price of $0.60 per share, pursuant to the provisions of the Washington Business Corporation Act. A check will be mailed to you within ten (10) business days after the Exchange Agent’s receipt of your signed and completed letter of transmittal and related forms provided by the Exchange Agent, together with a brokerage statement or other proof satisfactory to the Company or Exchange Agent, in their discretion, establishing that you owned  less than 1,000 shares of our Common Stock as of the Payment Date. No interest will be paid or accrued on cash payable to holders of fewer than 1,000 shares.

If a certificate for our Common Stock has been lost, stolen or destroyed, the Company will issue the consideration properly payable to you under the Reverse/Forward Stock Split upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, bond or indemnity satisfactory to the Company and the Exchange Agent, and appropriate and customary identification.

As soon as practicable after the date of this Information Statement, record holders holding fewer than 1,000 shares will be notified and asked to surrender their certificates representing shares of Common Stock to the Exchange Agent. Record holders owning fewer than 1,000 shares of Common Stock as of the Payment Date will receive in exchange a cash payment in the amount of $0.60 per pre-split share. Those record holders beneficially owning at least 1,000 shares of Common Stock will continue to hold the same number of shares of Common Stock.

As a result of the Reverse/Forward Stock Split, any shareholder owning fewer than 1,000 shares of the currently outstanding Common Stock as of the Payment Date will cease to have any rights with respect to our Common Stock, except to be paid in cash, as described in this Information Statement. No interest will be paid or accrued on the cash payable to holders of fewer than 1,000 shares after the Reverse/Forward Stock Split is effected.

No service charges will be payable by shareholders in connection with the exchange of certificates for cash, all expenses of which will be borne by the Company.

Nominees (such as a bank or broker) may have required procedures, and a shareholder holding Common Stock in street name should contact his, her or its nominee to determine how the Reverse/Forward Stock Split will affect them. The Exchange Agent appointed by us to carry out the exchange has informed us that nominees are expected to provide beneficial ownership positions to them so that beneficial owners may be treated appropriately in effecting the Reverse/Forward Stock Split. However, if you are a beneficial owner of fewer than 1,000 shares of Common Stock as of the Payment Date, you should instruct your nominee to transfer your shares into a record account in your name in a timely manner to ensure that you will be considered a holder of record. A shareholder holding fewer than 1,000 shares of Common Stock as of the Payment Date in street name who does not transfer shares into a record account in a timely manner may not have his or her shares cashed out in connection with the Reverse/Forward Stock Split. For instance, such shareholder’s shares may not be cashed out if such shareholder’s nominee is a record holder of an aggregate of 1,000 or more shares of Common Stock, holds shares for multiple shareholders in street name and does not provide such beneficial ownership positions in a timely manner to the Exchange Agent.

In the event that any certificate representing shares of Common Stock is not presented for cash upon request by us, the cash payment will be administered in accordance with the relevant state abandoned property laws. Until the cash payments have been delivered to the appropriate public official pursuant to the abandoned property laws, such payments will be paid to the holder thereof or his or her designee, without interest, at such time as the shares of Common Stock have been properly presented for exchange.

(b)           Purchases. The following shares of Common Stock held by the Company’s officers, directors and affiliates will be purchased as a result of the Reverse/Forward Stock Split on the same terms and conditions as our other shareholders with less than 1,000 shares:

None. All hold 1,000 or more shares of our Common Stock.

(c)           Different Terms. None.

(d)           Appraisal Rights. If you hold less than 1,000 shares and your shares would otherwise be cashed out in the Reverse/Forward Stock Split, then you are entitled to appraisal rights under Chapter 13 of the Washington Business Corporation Act (Ch. 23B.13 of the Revised Code of Washington).

Appraisal Rights

In accordance with Chapter 13 of the Washington Business Corporation Act (Chapter 23B.13 of the Revised Code of Washington), the Company’s shareholders who hold less than 1,000 shares and whose shares would otherwise be cashed out in the Reverse/Forward Stock Split, have the right to dissent from the Reverse/Forward Stock Split Transaction and to receive payment in cash for the “fair value” of their shares of the Company’s Common Stock. A shareholder whose shares will not be cashed out in the transaction, has no dissenters’ or statutory appraisal rights.

Eligible shareholders electing to exercise dissenters’ rights must comply with the provisions of Chapter 13 in order to perfect their rights. The Company will require strict compliance with the statutory procedures. The following is intended as a brief summary of the material provisions of the Washington statutory procedures required to be followed by a shareholder in order to dissent from the Reverse/Forward Stock Split and perfect the shareholder’s dissenter's’ rights. The full text of Chapter 13 of the WBCA is set forth in Annex B. In addition, the forms of the statutory Notice of Dissenters’ Rights and Dissenter’s Demand for Payment are set forth in Annex E and Annex F, respectively, and are being mailed or delivered to all eligible shareholders whose shares will be cashed out pursuant to the terms of the Reverse/Forward Stock Split, together with a copy of this Information Statement.

An eligible shareholder who wishes to assert dissenters’ rights must deliver to the Company notice of the shareholder’s intent to demand payment for the shareholder’s shares, within 30 days after the date of mailing of this Information Statement, or by _______________, 2009. A form of Dissenter’s Demand for Payment is attached as Annex F to this Information Statement. A shareholder wishing to deliver such notice should hand deliver or mail such notice to the Company at the following address within the requisite time period:

Vivid Learning Systems, Inc.
5728 Bedford Street
Pasco, Washington 99301
Attn:  Corporate Secretary

An eligible shareholder who wishes to exercise dissenters’ rights generally must dissent with respect to all the shares the shareholder owns or over which the shareholder has power to direct the vote. However, if a record shareholder is a nominee for several beneficial shareholders some of whom wish to dissent and some of whom do not, then the record holder may dissent with respect to all the shares beneficially owned by any one person by delivering to the Company a notice of the name and address of each person on whose behalf the record shareholder asserts dissenters’ rights. A beneficial shareholder may assert dissenters’ rights directly by submitting to the Company the record shareholder’s written consent and by dissenting with respect to all the shares of which such shareholder is the beneficial shareholder.

A shareholder who does not deliver to the Company by the deadline of _______________, 2009, a notice of the shareholder’s intent to demand payment for the “fair value” of the shares will lose the right to exercise dissenters’ rights.

The Company shall, within [10] days after receipt of a shareholder’s notice of intent to demand payment for the “fair value” of his or her shares, deliver a written notice to all shareholders who properly perfected their dissenters’ rights in accordance with Chapter 13 of the WBCA. Such notice will, among other things: (i) state where the payment demand must be sent and where and when certificates for certificated shares must be deposited; (ii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received; (iii) supply a form for demanding payment; and (iv) set a date by which the Company must receive the payment demand, which date will be between 30 and 60 days after notice is delivered. A corporation may, however, elect to withhold such payment from a shareholder unless the shareholder was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

A shareholder wishing to exercise dissenters’ rights must timely file the payment demand and deliver share certificates as required in the notice. Failure to do so will cause such person to lose his or her dissenters’ rights.

Within 30 days after the Effective Time or receipt of the payment demand, whichever is later, the Company shall pay each dissenter with properly perfected dissenters’ rights the Company’s estimate of the “fair value” of the shareholder’s interest, plus accrued interest from the effective date of the Reverse/Forward Stock Split. With respect to a dissenter who did not beneficially own shares of Common Stock prior to the Effective Time, the Company is required to make the payment only after the dissenter has agreed to accept the payment in full satisfaction of the dissenter’s demands. “Fair value” means the value of the shares immediately before the effective date of the Reverse/Forward Stock Split, excluding any appreciation or depreciation in anticipation of the Reverse/Forward Stock Split. The rate of interest is generally required to be the rate at which the Company can borrow money from other banks.

A dissenter who is dissatisfied with the Company’ estimate of the fair value or believes that interest due is incorrectly calculated may notify the Company of the dissenter’s estimate of the fair value and amount of interest due. If the Company does not accept the dissenter’s estimate and the parties do not otherwise settle on a fair value then the Company must, within 60 days, petition a court to determine the fair value.

In view of the complexity of Chapter 13 of the WBCA and the requirement that shareholders must strictly comply with the provisions of Chapter 13 of the WBCA, shareholders of the Company who may wish to dissent from the Reverse/Forward Stock Split and pursue appraisal rights should consult their legal advisors.

(e)           Provisions for Unaffiliated Security Holders. The Board did not retain an unaffiliated representative to act solely on behalf of the unaffiliated shareholders. Retaining an unaffiliated representative on behalf of the unaffiliated shareholders would be an added expense of the Reverse/Forward Stock Split and would not affect the outcome of the transaction because a majority vote of the unaffiliated shareholders is not required under applicable law.

The Board did not grant unaffiliated shareholders access to our corporate files, except as provided under the Washington Business Corporation Act, nor did it extend the right to retain counselor appraisal services at our expense. With respect to unaffiliated shareholders’ access to our corporate files, the Board determined that this Information Statement, together with our other filings with the Commission, provide adequate information for unaffiliated shareholders. The Board also considered the fact that under the Washington Business Corporation Act and subject to specified conditions set forth under Washington law, shareholders have the right to review our relevant books and records of account, and to exercise statutory appraisal rights. In deciding not to adopt these additional procedures, the Board also took into account factors such as our size and financial capacity and the costs of such procedures.

(f)           Eligibility for Listing or Trading. Not applicable.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements

(a)           Transactions: As discussed in its proxy statement, “Certain Relationships & Related Transactions,” the Company has engaged in the following transactions and agreements with its affiliates and related parties.

ImageWorks Media Group

The Company leases its video production facilities at 5710 Bedford Street in Pasco, Washington from Bauer Hammer Properties, a partnership owned by two Company employees, Messrs. Matthew Hammer and Nick Bauer. The lease expires April 30, 2009 and has an option for three additional five year terms. The monthly rent is $7,750.

Additionally, as part of the Share Exchange Agreement with ImageWorks Media Group, Inc., executed in May 2004, in December 2004, Messrs. Hammer and Bauer notified the Company that they elected to receive the cash payment of $75,000 ($37,500 to each of them) and surrender the Warrants that were exercisable into 50,000 shares of Vivid’s Common Stock on December 31, 2004. Therefore, the Company paid to each Messrs. Hammer and Bauer $37,500 in February 2005. In December 2005, Messrs. Hammer and Bauer notified the Company that they elected to receive the cash payment of $75,000 ($37,500 to each of them) and surrender the Warrants that were exercisable into 50,000 shares of Vivid’s Common Stock on December 31, 2005. Therefore, the Company paid to each Messrs. Hammer and Bauer $37,500 in February 2006. In December 2006, Messrs. Hammer and Bauer notified the Company that they elected to receive the cash payment of $75,000 ($37,500 to each of them) and surrender the Warrants that were exercisable into 50,000 shares of Vivid’s Common Stock on December 31, 2006. Therefore, the Company paid to each Messrs. Hammer and Bauer $37,500 in February 2007. In December 2007, Messrs. Hammer and Bauer notified the Company that they elected to receive the cash payment of $75,000 ($37,500 to each of them) and surrender the Warrants that would have been exercisable on December 31, 2007. Therefore, the Company paid to each Messrs. Hammer and Bauer $37,500 in February 2008. All Warrants provided under the afore-noted Share Exchange Agreement have been surrendered and payment received therefore.

Lease of Employees from HRnovations, Inc.

The Company leases all of its employees from HRnovations, Inc. One of our directors, Andrew Thoresen was a co-owner and Chief Financial Officer of HRnovations, Inc. from 1993 to 2007. The amounts of Vivid payroll administered by HRnovations for the past two years and the fees incurred by Vivid to HRnovations for this service are as follows: the fiscal year 2008 payroll costs were $2,656,174 and payroll fees to HRnovations were $58,443; and for fiscal year 2007 payroll costs were $3,759,833, and payroll fees to HRnovations were $77,283.

We believe that the terms of the above transactions are commercially reasonable and no less favorable to us than we could have obtained from an unaffiliated third party on an arm’s length basis. To the extent we may enter into any agreements with related parties in the future, the board of directors has determined that such agreements must be on similar terms. Further, all future transactions with affiliates of the Company are to be on terms no less favorable than could be obtained from an unaffiliated third party and must be approved by a majority of the directors including the majority of disinterested directors.

(b)           Significant Corporate Events. Effective February 11, 2009, the Company was the surviving company in a merger between itself and its parent company (Vivid Learning Systems, Inc., a Delaware corporation). The Company’s current Board of Directors, with the exception of Mr. Lippes who was appointed to the Board in March 2009, were elected at the most recent annual meeting of shareholders held on February 11, 2009. As defined in the governing regulations, there have not been any other significant corporate events.

(c)           Negotiations or Contacts. The information set forth in the Information Statement under the captions “Special Factors – Background of the Transaction” is incorporated herein by reference.

(d)           Conflicts of Interest. The information set forth in Item 5(a) above, and in the Information Statement under the caption “Interest in Securities of the Subject Company” are incorporated herein by reference.

(e)           Agreements Involving the Company’s Securities. None.

Item 6.  Purposes of the Transaction and Plans or Proposals

(a) Purposes. See “Special Factors – Purpose of the Transaction.”

 (b)           Use of Securities Acquired. The Company will make a cash payment of $0.60 per pre-split share of Common Stock to shareholders holding less than 1,000 shares as of the Payment Date in lieu of issuing fractional shares that would otherwise result from the Reverse/ Forward Stock Split. The fractional shares acquired in the Reverse/ Forward Stock Split will be retired and returned to the status of authorized but unissued shares of Company Common Stock.

(c)           Plans.

The Reverse/Forward Stock Split will terminate the equity interests in the Company of approximately 145 record holders and approximately 57 beneficial holders of our Common Stock; as of the Payment Date of August 6, 2009, each of these shareholders held fewer than 1,000 shares of Common Stock. We intend for the Reverse/Forward Stock Split to treat shareholders holding Common Stock in street name through a nominee (such as a bank or broker) in the same manner as record holders. Nominees will be instructed to effect the Reverse/Forward Stock Split for their beneficial holders. However, nominees may have different procedures and shareholders holding shares in street name should contact their nominees.

The Reverse/Forward Stock Split is expected to relieve us of the administrative burden, cost and other disadvantages associated with filing reports and otherwise complying with the requirements of registration under the federal securities laws by deregistering our Common Stock. Additionally, the Reverse/Forward Stock Split will provide small shareholders a beneficial mechanism to liquidate their equity interest at a fair price for their shares without having to pay brokerage commissions, particularly in light of the limited liquidity available to holders of our Common Stock in the open market.

Based on information available to us, we presently have an aggregate of approximately 569 record holders and nonobjecting beneficial holders, and an undetermined number of objecting beneficial holders of our Common Stock (collectively, “holders”), of which we estimate 212 holders each owned less than 1,000 shares as of the Payment Date of August 6, 2009. In the aggregate, the shares held by these small holders comprise less than 0.48% of our outstanding shares of Common Stock. The administrative burden and cost to us of maintaining records in respect of these numerous small accounts and the associated cost of preparing, printing and mailing information to them is, in the Board’s view, excessive given our limited size and the nature of our operations. These expenditures result in no material benefit to us. The Reverse/Forward Stock Split will enable us to eliminate much of these costs.

When the Reverse/Forward Stock Split is consummated, shareholders owning fewer than 1,000 shares of Common Stock as of the Payment Date will no longer have any equity interest in the Company and will not participate in our future earnings or any increases in the value of our assets or operations. Thus, only our employees, executive officers, directors and continuing shareholders will benefit from any future increase in our earnings. The shareholders that will continue to have an equity interest in the Company after the Reverse/Forward Stock Split will own a security, the liquidity of which will be severely restricted. See also information under the captions “Terms of the Transaction,” “Purposes, Alternatives, Reasons and Effects” and “Fairness of the Transaction” in this Information Statement.

The Reverse/Forward Stock Split will (i) cause us to cash out shares held by any shareholder holding fewer than 1,000 shares as of the Payment Date, (ii) not cash out any shares held by any shareholder holding at least 1,000 shares of Common Stock (as well as any other shareholder who did not hold less than 1,000 shares as of the Payment Date) and (iii) change the percentage of Common Stock held by the remaining shareholders to 100%. See “Terms of the Transaction.” However, the Board reserves the right, in its discretion, to abandon the Reverse/Forward Stock Split prior to the proposed Effective Time if it determines that abandoning the Reverse/Forward Stock Split is in the best interests of the Company.

(d)           Subject Company Negotiations. Not applicable.

Item 7.  Purposes, Alternatives, Reasons and Effects

(a)           Purposes. See “Special Factors - Purpose of the Transaction.”

(b)           Alternatives. See “Special Factors – Purpose of the Transaction” and “-Background of the Transaction.”

(c)           Reasons. See “Special Factors – Purpose of the Transaction.”

(d)           Effects. See “Special Factors – Termination of Exchange Act Registration”, “-Potential Disadvantages to Shareholders,” “-Effect on Option Holders,” “-Financial Effect,” and “-Federal Income Tax Consequences.”

Item 8.  Fairness of the Transaction

(a)           Fairness. See “Special Factors – Fairness of the Transaction.”  (b) Factors Considered in Determining Fairness. See “Special Factors – Fairness of the Transaction.”

(c)           Approval of Security Holders. No shareholder vote is required under the Washington Business Corporation Act to approve these transactions.

(d)           Unaffiliated Representative. No director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction.

(e)           Approval of Directors. The Reverse/Forward Stock Split was approved unanimously by the Company’s Board of Directors, including Thoresen, Rettig, Lampson, Ferguson, Reinhart and Lippes, the members of the Board of Directors that are not also an employees of the Company. No director dissented or abstained from voting on the Rule 13e-3 transaction.

(f)           Other Offers. Not applicable.

Item 9.  Reports, Opinions, Appraisals and Negotiations

(a)           Report, Opinion or Appraisal. The Company received the Business Valuation Report (the “Report”) described above in “Special Factors – Fairness of the Transaction – Valuation Report,” from an independent valuation consultant, LeMaster & Daniels PLLC. A copy of the Report is attached as Annex G.

(b)           Preparer and Summary of the Report, Opinion or Appraisal. See Item 9(a) and “Special Factors – Fairness of the Transaction – Valuation Report.”

(c)           Availability of Documents. The valuation report of LeMaster & Daniels PLLC, which is attached as Annex G to the Information Statement, will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.

Item 10.  Source and Amounts of Funds or Other Consideration

(a)           Source of Funds. Completion of the Reverse/Forward Stock Split will require approximately $35,000 which includes advisory, legal, accounting and other fees and costs related to the transaction. As a result, we will have decreased working capital following the Reverse/Forward Stock Split which may have a material effect on our capitalization, liquidity, results of operations and cash flow. The costs of the transaction and related fees and expenses will be paid from currently available cash held by us. You should read the discussion under the caption “Purposes of the Transaction and Plans or Proposals” in this Information Statement for a description of the fees and expenses we expect to incur in connection with the transaction.

(b)           Conditions. It is anticipated that the transaction will take place provided that there are not intervening circumstances which would warrant the Board of Directors determining it in the best interests of the shareholders to terminate the transaction.

(c)           Expenses. The following is an estimate of the costs incurred or expected to be incurred by us in connection with the Reverse/Forward Stock Split. Final costs of the transaction may be more or less than the estimates shown below. We will be responsible for paying these costs. Please note that the following estimate of costs does not include the cost of paying for shares of those shareholders holding fewer than 1,000 shares as of the Payment Date, pursuant to the Reverse/Forward Stock Split.

Legal fees	$35,000
Valuation report	7,500
Transfer and exchange agent fees	3,500
Printing and mailing costs	2,000

Total	$48,500

(d)           Borrowed Funds. Not applicable.

Item 11.  Interest in Securities of the Subject Company

(a)           Securities Ownership. The following table sets forth information regarding the beneficial ownership of our common stock as of October 15, 2009. The information in this table provides the ownership information for:

(i)	each person known by us to be the beneficial owner of more than 5% of our common stock;

(ii)	each of our directors;

(iii)	each of our executive officers; and

(iv)	our executive officers, directors and director nominees as a group.

Beneficial ownership has been determined in accordance with Rule 13d-3 of the Exchange Act and includes voting or investment power with respect to the shares. Unless otherwise indicated, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to the number of shares indicated as beneficially owned by them. Common stock subject to options that are currently exercisable or exercisable within 60 days of October 15, 2009, are deemed to be outstanding and beneficially owned by the person holding such options. Such shares, however, are not deemed outstanding for the purposes of determining beneficial ownership of any other person. Common stock beneficially owned and percentage ownership is based on 13,272,165 shares outstanding.

Unless otherwise indicated, the address of each beneficial owner is c/o Vivid Learning Systems, Inc., 5728 Bedford Street, Pasco, Washington 99301.

Name and Address of Beneficial Owner	Executive Office Held (if any)	Amount of Common Stock Beneficially Owned	Percent of Class of Common Stock
Matthew J. Hammer(1)	Chief Executive Officer	314,271	2.3%
Rabindra Nanda(2)	Chief Operating Officer	210,191	1.6%
Jonathan R. Hunt	Chief Financial Officer	0	N/A
Robert L. Ferguson(3)	Director	2,607,102	19.5%
William N. Lampson(4)	Director	1,812,153	13.6%
Edward C. Reinhart(5)	Director	306,690	2.3%
Diehl R. Rettig(6)	Director	213,396	1.6%
David S. Lippes(7)	Director	51,396	*
Andrew Thoresen(8)	Chairman of the Board of Directors	100,468	*

All Current Executive Officers and Directors as a Group (9 persons)		5,615,667	39.7%

*	Less than 1%
(1)	Includes 151,683 shares of common stock of the Company issuable upon the exercise of options held by Mr. Hammer.
(2)	Includes 194,100 shares of common stock of the Company issuable upon the exercise of options held by Mr. Nanda.
(3)
Includes 116,789 shares of common stock of the Company issuable upon the exercise of options held by Mr. Ferguson. Mr. Ferguson holds Vivid Learning Systems stock under his name and also Ferguson Financial Group, LLC and UBS IRA FBO Robert L. Ferguson.

(4)
Includes 56,789 shares of common stock of the Company issuable upon the exercise of options held by Mr. Lampson. Mr. Lampson holds Vivid Learning Systems stock under his name and also Riggers Manufacturing, Inc.

(5)
Includes 103,578 shares of common stock of the Company issuable upon the exercise of options held by Mr. Reinhart. Mr. Reinhart holds Vivid Learning Systems stock under his name and also Reinhart Enterprises.

(6)	Includes 51,789 shares of common stock of the Company issuable upon the exercise of options held by Mr. Rettig.
(7)	Includes 51,396 shares of common stock of the Company issuable upon the exercise of options held by Mr. Lippes.
(8)	Includes 56,789 shares of common stock of the Company issuable upon the exercise of options held by Mr. Thoresen.

(b)           Securities Transactions. None.

Item 12.  The Solicitation or Recommendation

(d)           Intent to Tender or Vote in Going-Private Transaction. Not applicable. No shareholder action or vote is required under Washington law.

(e)           Recommendations of Others. Not applicable. No shareholder action or vote is required under Washington law.

Item 13.  Financial Statements

(a)           Financial Statements. The following sets forth certain financial information, including (i) our unaudited and audited consolidated balance sheets as of June 30, 2009 and September 30, 2008, respectively, and the related unaudited consolidated statements of income and cash flows for the quarterly and year to date periods ended June 30, 2009 and 2008, required to be filed in our quarterly report on Form 10-Q for the quarter ended June 30, 2009 (the “Q3 2009 10-Q”) and (ii) our audited balance sheets as of September 30, 2008 and 2007 and the related audited consolidated statements of income, shareholders’ equity and cash flows for each of the two years in the period ended September 30, 2008 required to be filed in our annual report on Form 10-K for the year ended September 30, 2008 (the “2008 10-K”). Shareholders should refer to the sections entitled “Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Exhibits and Reports set forth in our Q3 2009 10-Q and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” Financial Statements and Supplementary Data” and “Exhibits, Financial Statement Schedules and Reports set forth in our 2008 10-K.

As of June 30, 2009, the book value of the Company’s Common Stock was $0.27 per share.

RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Nine Months Ended June 30,		Years Ended December 31,
	2009	2008	2008	2007
Ratio of Earnings to Fixed Charges:

Fixed charges:
Interest expense	34,649	26,570	35,887	49,105

Total fixed charges	34,649	26,570	35,887	49,105

Earnings:
Pre-tax income (loss)	369,632	342,050	508,343	(978,135)
Fixed charges	34,649	26,570	35,887	49,105

Total earnings	404,281	368,620	544,230	(929,030)

Ratio of earnings to fixed charges	11.67	13.87	15.17	*

*	The earnings coverage for the fiscal year ended September 30, 2007 was inadequate to cover total fixed charges. The coverage deficiency for the period was $929,030.

VIVID LEARNING SYSTEMS, INC. - CONSOLIDATED BALANCE SHEETS

	June 30,	September 30,
	2009	2008
	(unaudited)
ASSETS

CURRENT ASSETS
Cash	$675,166	$132,391
Accounts and contracts receivable	877,190	972,151
Accounts and contracts receivable, Fluor Hanford	16,933	24,994
Prepaid expenses	93,960	185,793
Other current assets	204,541	138,214
TOTAL CURRENT ASSETS	1,867,790	1,453,543

PROPERTY, PLANT AND EQUIPMENT
Property and equipment	1,780,147	1,583,630
Less: Accumulated depreciation	(1,348,158)	(1,247,676)
TOTAL PROPERTY, PLANT AND EQUIPMENT	431,989	335,954

OTHER ASSETS
Software, net of amortization	1,274,312	1,229,722
Goodwill	375,000	375,000
Long-term contracts receivable	-	1,321
Deferred tax asset	539,919	665,596
TOTAL OTHER ASSETS	2,189,231	2,271,639

TOTAL ASSETS	$4,489,010	$4,061,136

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$150,415	$120,807
Accrued contract labor	153,946	100,933
Other current liabilities	67,967	46,811
Unearned revenue	44,427	100,518
Notes payable, related parties	-	25,000
Current portion of long-term liabilities	212,646	108,341
TOTAL CURRENT LIABILITIES	629,401	502,410

LONG-TERM LIABILITIES
Long-term debt	198,057	134,095
Other long-term liabilities	95,854	116,709
TOTAL LONG-TERM LIABILITIES	293,911	250,804

TOTAL LIABILITIES	923,312	753,214

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS' EQUITY
Preferred stock, no par value; 5,000,000 shares authorized, no shares issued and outstanding	-	-
Common stock, no par value; 200,000,000 shares authorized, 13,272,165 and 13,372,203 shares issued and outstanding, respectively	4,269,190	4,269,200
Additional paid-in capital	154,533	140,701
Accumulated deficit	(858,025)	(1,101,979)
TOTAL STOCKHOLDERS' EQUITY	3,565,698	3,307,922

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,489,010	$4,061,136

VIVID LEARNING SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Nine Months Ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

REVENUES
Training subscriptions	$579,102	$574,232	$2,169,878	$2,099,242
Training subscriptions, Fluor Hanford	196,769	138,907	477,516	415,291
Custom products and services	556,111	540,564	1,839,015	1,339,593
Custom products and services, Fluor Hanford	15,926	21,798	39,527	58,427
	1,347,908	1,275,501	4,525,936	3,912,553

COST OF REVENUES
Training subscriptions	302,159	223,229	750,467	709,085
Custom products and services	371,020	343,617	1,151,451	955,318
	673,179	566,846	1,901,918	1,664,403

GROSS PROFIT	674,729	708,655	2,624,018	2,248,150

EXPENSES
Marketing and related labor expenses	375,964	366,154	1,017,837	989,292
Bad debt expense	1,761	685	1,761	2,724
Reseller commissions	101,835	76,821	383,334	261,906
Depreciation and amortization	38,968	25,037	100,482	74,227
Wages and contract labor	107,289	89,680	327,146	304,950
Other operating expenses	110,081	86,877	389,740	250,097
TOTAL OPERATING EXPENSES	735,898	645,254	2,220,300	1,883,196

INCOME (LOSS) FROM OPERATIONS	(61,169)	63,401	403,718	364,954

OTHER INCOME (EXPENSE)
Gain(loss) on sale of equipment and intangible assets	-	175	-	275
Interest income	203	1,236	563	3,391
Interest expense	(11,617)	(9,596)	(34,649)	(26,570)
TOTAL OTHER INCOME (EXPENSE)	(11,414)	(8,185)	(34,086)	(22,904)

INCOME (LOSS) BEFORE INCOME TAXES	(72,583)	55,216	369,632	342,050

INCOME TAX EXPENSE (BENEFIT)	(24,675)	(18,564)	125,678	(116,297)

NET INCOME (LOSS)	$(47,908)	$36,652	$243,954	$225,753

BASIC AND DILUTED NET INCOME (LOSS) PER SHARE	$-	$ nil	$0.02	$0.02

BASIC AND DILUTED WEIGHTED AVERAGE NUMBER OF SHARES	13,372,165	13,372,165	13,372,165	13,372,165

VIVID LEARNING SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months	Nine Months
	Ended	Ended
	June 30, 2009	June 30, 2008
	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$243,954	$225,753
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	100,482	74,227
Amortization of capitalized software	210,019	200,570
Bad debt expense	1,761	2,724
Options issued for compensation	38,822	13,732
Changes in assets and liabilities:
Accounts and contracts receivable	103,022	305,156
Prepaid expenses	91,833	(65,561)
Other current assets	(66,327)	29,825
Deferred tax asset	125,678	116,297
Accounts payable	29,608	(161,047)
Accrued contract labor and related expenses	53,013	(114,198)
Long-term receivable contracts	1,321	85,202
Other current liabilities	21,156	(69,738)
Unearned revenue	(56,091)	(69,183)
Net cash provided by operating activities	898,251	573,759

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property, equipment and intangible assets	(164,227)	(55,411)
Acquisition of software	(254,609)	(77,231)
Net cash used by investing activities	(418,836)	(132,642)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on notes payable, related party	(25,000)	(175,000)
Treasury stock	(25,000)	-
Payments on line of credit payable	-	(57,072)
Proceeds from term loan	250,000	-
Payments on long-term debt	(90,249)	(38,798)
Payments on long-term liabilities	(46,391)	(34,489)
Net cash provided (used) by financing activities	63,360	(305,359)

Net increase (decrease) in cash	542,775	135,758

Cash at beginning of period	132,391	80,331

Cash at end of period	$675,166	$216,089

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$34,826	$26,570
Income taxes paid	$-	$-

NON-CASH TRANSACTIONS:
Acquisition of fixed assets via capital lease	$32,290	$-
Options issued as compensation	$38,822	$13,732

VIVID LEARNING SYSTEMS, INC. CONSOLIDATED BALANCE SHEETS

	September 30,	September 30,
	2008	2007
ASSETS

CURRENT ASSETS
Cash	$132,391	$80,331
Accounts and contracts receivable	972,151	1,157,418
Accounts and contracts receivable, Fluor Hanford	24,994	28,822
Prepaid expenses	185,793	120,073
Other current assets	138214	186,534
TOTAL CURRENT ASSETS	1,453,543	1,573,178

PROPERTY, PLANT AND EQUIPMENT
Property and equipment	1,583,630	1,518,082
Less: Accumulated depreciation and amortization	(1,247,676)	(1,152,471)
TOTAL PROPERTIY, PLANT AND EQUIPMENT	335,954	365,611

OTHER ASSETS
Software, net of amortization	1,229,722	1,328,424
Goodwill	375,000	375,000
Long-term contracts receivable	1,321	85,202
Deferred tax asset	665,596	838,433
TOTAL OTHER ASSETS	2,271,639	2,627,059

TOTAL ASSETS	$4,061,136	$4,565,848

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$120,807	$295,376
Line of credit payable	-	57,072
Accrued contract labor	100,933	221,374
Other current liabilities	46,811	114,667
Unearned revenue	100,518	118,654
Notes payable, related parties	25,000	350,000
Current portion of long-term liabilities	108,341	106,638
TOTAL CURRENT LIABILITIES	502,410	1,263,781

LONG-TERM LIABILITIES
Long-term debt	134,095	182,786
Other long-term liabilities	116,709	170,954
TOTAL LONG-TERM LIABILITIES	250,804	353,740

TOTAL LIABILITIES	753,214	1,617,521

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS’ EQUITY
Preferred stock, $0.000l par value; 5,000,000 shares authorized, no shares issued and outstanding	-	-
Common stock, $0.0001 par value; 200,000,000 shares authorized 13,372,165 and 13,372,203 shares issued and outstanding, respectively	1,337	1,337
Additional paid-in capital	4,408,564	4,384,475
Accumulated deficit	(1,101,979)	(1,437,485)
TOTAL STOCKHOLDERS’ EQUITY	3,307,922	2,948,327

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$4,061,136	$4,565,848

VIVID LEARNING SYSTEMS, INC. CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended
	September 30,	September 30,
	2008	2007
REVENUES
Training subscriptions	$2,614,766	$2,516,291
Training subscriptions, Fluor Hanford	554,197	569,456
Custom products and services	1,950,477	2,463,483
Custom products and services, Fluor Hanford	107,796	506,972
	5,227,236	6,056202
COST OF REVENUES
Training subscriptions	902,989	672,740
Custom products and services	1,283,002	1,766,757
	2,185,991	2,439,497
GROSS PROFIT	3,041,245	3,616,705

EXPENSES
Marketing and related labor expenses	1,275,948	1,401,739
Bad debt expense	14,799	12,426
Reseller commissions	382,897	394,711
Depreciation and amortization	100,315	738,769
Wages and contract labor	382,101	896,969
Other operating expenses	345,329	1,100,695
TOTAL OPERATING EXPENSES	2,501,389	4,545,309

INCOME (LOSS) FROM OPERATIONS	539,856	(928,604)

OTHER INCOME (EXPENSE)
Gain (loss) on sale of equipment and intangible assets	100	(1,733)
Other miscellaneous income	175	-
Interest income	4,099	1,307
Interest expense	(35,887)	(49,105)
TOTAL OTHER INCOME (EXPENSE)	(31,513)	(49,531)

INCOME (LOSS) BEFORE INCOME TAXES	508,343	(978,135)

INCOME TAX BENEFIT (EXPENSE)	(172,837)	332,566

NET INCOME (LOSS)	$335,506	$(645,569)

BASIC AND DILUTED NET LOSS PER SHARE	$0.03	$(0.05)

BASIC AND DILUTED WEIGHTED AVERAGE NUMBER OF SHARES	13,372,165	13,261,938

VIVID LEARNING SYSTEMS, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

			ADDITIONAL
	COMMON STOCK		PAID-IN	ACCUMULATED
	Shares	Amount	CAPITAL	DEFICIT	TOTAL

Balance, September 30, 2006	12,030,674	$1,203	$3,673,311	$(791,916)	$2,882,598

Common stock issued in exchange for elimination of inter-company debt	1,341,404	134	670,568	-	670,702

Common stock issued for exercise of option at $025 per share	125	-	31	-	31

Options issued as compensation	-	-	40,565	-	40,565

Net Income (Loss) for the year ended September 30, 2007	-	-	-	(645,569)	(645,569)

Balance, September 30, 2007	13,372,203	1,337	4,384,475	(1,437,485)	2,948,327

Options issued as compensation			24,089		24,089

Miscellaneous stock adjustments	(38)				-

Net Income for the year ended September 30, 2008				335,506	335,506

Balance, September 30, 2008	13,372,165	$1,337	$4,408,564	$(1,101,979)	$3,307,922

VIVID LEARNING SYSTEMS, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended
	September 30,	September 30,
	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$335,506	$(645,569)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	100,315	738,769
Amortization of capitalized software	266,073	276,351
Bad debt expenses	14,799	12,426
Loss (gain) on sale of assets	(100)	1,733
Changes in deferred tax assets and liabilities	172,837	(332,566)
Options issued for compensation	24,089	40,565
Changes in assets and liabilities:
Accounts and contracts receivable	174,296	(247,493)
Prepaid expenses	(65,720)	24,626
Other current assets	48,320	37,842
Accounts payable	(174,569)	174,137
Accrued payroll and related expenses	(120,441)	(106,343)
Long-term receivable contracts	83,881	159,173
Other current liabilities	(67,856)	47,764
Unearned revenue	(18,136)	98,299
Net cash provided (used) by operating activities	773,294	279,714

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property, equipment and intangible assets	(70,558)	(53,720)
Acquisition of software	(167,371)	(131,237)
Net cash used by investing activities	(237,929)	(184,957)

CASH FLOWS FROM FINANCING ACTIVITIES:
Stock options exercised for common stock	-	31
Payments on notes payable, related party	(325,000)	(164,344)
Payments on long-term debt	(52,120)	(49,274)
Proceeds from line of credit	-	57,072
Payments on line of credit payable	(57,072)	-
Payments on other long-term liabilities	(49,113)	(24,556)
Net cash provided (used) by financing activities	(483,305)	(181,071)

Net increase (decrease) in cash	52,060	(86,314)

Cash at beginning of period	80,331	166,645

Cash at end of period	$132,391	$80,331

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$35,887	$49,105
Income taxes paid	$-	$-

NON-CASH TRANSACTIONS:
Common stock issued for related party debt	$-	$670,702
Acquisition of fixed assets via capital leases	$-	$124,944
Options issued as compensation	$24,089	$40,565

(b)           Pro Forma Information. Not applicable.

Item 14.  Persons/Assets, Retained, Employed, Compensated Or Used

(a)           Solicitations or Recommendations. Not applicable.

(b)           Employees and Corporate Assets. Not applicable.

Item 15.  Additional Information

(a)           Other Material Information. See “Special Factors – Conduct of The Company’s Business After Transaction.

Item 16.  Exhibits.

(a)           Disclosure materials:  The Information Statement contained herein, the Letter to Shareholders and the Letter of Transmittal in Annex C and Annex D, respectively.

(b)           Loan agreements: None.

(c)	Report, opinion, or appraisal: Annex G, “Valuation Report.”

(d)	Documents setting forth terms referenced in Item 1005(e) or Item 1011(a)(1) of Regulation M-A: None,

(e)           Not applicable.

(f)
Statement of appraisal rights and procedures: Annex B, “Dissenters’ Rights Under the Washington Business Corporation Act,” Annex E, “Notice of Dissenters’ Rights,” and Annex F, “Dissenter’s Demand for Payment.”

(g)           Oral solicitation materials: None.

(h)           Not applicable.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under Sections 23B.08.510 and 23B.08.570 of the Washington Business Corporation Act, we can indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. Our Articles of Incorporation provides that we will indemnify and hold harmless our directors, officers, employees and other agents to the fullest extent permitted by the Washington Business Corporation Act.

In addition, our Articles of Incorporation provides that our directors shall not be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation, or (ii) in connection with any other proceeding charging improper personal benefit to the director, whether or not involving action in the director’s official capacity, in which the director was adjudged liable on the basis that personal benefit was improperly received by the director. This provision in the Articles of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under the Washington Business Corporation Act. The provision also does not affect a director’s responsibilities under any other law, such as the federal or state securities or environmental laws.

There is no pending litigation or proceeding involving a director, officer, employee or other agent of ours as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents that we filed with the Commission, File No. 333-116255, are incorporated by reference in this Information Statement, except for any discussion therein of the “safe harbor” protections for forward-looking statements provided under The Private Securities Litigation Reform Act of 1995: (i) the Annual Report on Form 10-KSB for the fiscal year ended September 30, 2008; and (ii) the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009.

All documents and reports that we filed with the Commission under sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Information Statement are not incorporated by reference into this Information Statement. New material information, if any, will be provided in an amended Information Statement.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Information Statement to the extent that a statement contained herein (or in any other subsequently filed documents which also is deemed to be incorporated by reference herein) modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Statement.

AVAILABLE INFORMATION

We are subject to the informational requirements of the Exchange Act and in accordance with the Exchange Act file reports, proxy statements and other information with the Commission. These reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 100 F Street, N.E., Washington, D.C. 20549. In addition, these reports, proxy statements and other information are available from the EDGAR filings obtained through the Commission’s Internet Website (http://www.sec.gov).

This Information Statement is dated October __, 2009, and was first mailed to shareholders on or about October __, 2009.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

VIVID LEARNING SYSTEMS, INC.

By:	/s/ Matthew J. Hammer
Matthew J. Hammer
President and Chief Executive Officer

Dated:  October 27, 2009

EXHIBIT INDEX

Exhibit No.	Description
Annex A-1	Articles of Amendment to Articles of Incorporation (reverse split)
Annex A-2	Articles of Amendment to Articles of Incorporation (forward split)
Annex B	Dissenters’ Rights Under the Washington Business Corporation Act
Annex C	Letter to Shareholders
Annex D	Letter of Transmittal
Annex E	Notice of Dissenters’ Rights
Annex F	Dissenter’s Demand for Payment
Annex G	Valuation Report

ANNEX A-1

ARTICLES OF AMENDMENT

TO

ARTICLES OF INCORPORATION

OF

VIVID LEARNING SYSTEMS, INC.

Pursuant to RCW 23B.10.060 of the Washington Business Corporation Act, the undersigned corporation hereby submits the following amendment to the corporation’s Articles of Incorporation:

1.           The name of the corporation is: VIVID LEARNING SYSTEMS, INC.

2.           The text of the amendment as adopted is as follows:

Article 5.1 of the articles is hereby amended by deleting Section A in its entirety and replacing it with the following:

A.           Authorized Capital. The total number of shares of all classes of stock which the Corporation shall have authority to issue is two hundred and five  million (205,000,000), of which two hundred million (200,000,000) shares shall be Common Stock (“Common Stock”), no par value, and five million (5,000,000) shall be preferred stock (the “Preferred Stock”), no par value. Upon the effectiveness (the “Effective Time”) of the Articles of Amendment to the Articles of Incorporation adding this sentence, each one thousand (1,000) issued shares of Common Stock, shall be combined and reclassified into one (1) fully-paid and nonassessable share of Common Stock, no par value, of the Corporation and the total number of authorized shares of the Common Stock of the Corporation shall be proportionately decreased from 200,000,000 shares to 200,000 shares; provided, however, that in lieu of any fractional interests in shares of Common Stock to which any shareholder who would be entitled only to receive such fractional interest would otherwise be entitled pursuant hereto (taking into account all shares of capital stock owned by such shareholder), the Corporation shall pay in cash for such fractional interest $0.60 per share held by such shareholder immediately prior to August 6, 2009, the record date fixed by the Board of Directors for such payment pursuant to the Bylaws. The purchase of fractional shares by the Corporation pursuant to the foregoing, shall be subject to the Corporation’s distribution of a Letter of Transmittal and an Information Statement in compliance with SEC rules, to such shareholders at least 20 days prior to the purchase and payment for such shares.

3.           The date of adoption of the above amendment was: July 23, 2009.

4.           The amendment was adopted by the board of directors of the Corporation without shareholder action in accordance with the provisions of RCW 23B.10.020. Shareholder action was not required. These Articles of Amendment may be modified, restated or terminated by resolution of the Board of Directors and the filing of subsequent articles of amendment, with the Secretary of State.

5.           These Articles of Amendment will be effective upon filing.

DATED:  October 14, 2009.

/s/ Matthew J. Hammer
Matthew J. Hammer
President and Chief Executive Officer

ANNEX A-2

ARTICLES OF AMENDMENT

TO

ARTICLES OF INCORPORATION

OF

VIVID LEARNING SYSTEMS, INC.

Pursuant to RCW 23B.10.060 of the Washington Business Corporation Act, the undersigned corporation hereby submits the following amendment to the corporation’s Articles of Incorporation:

1.           The name of the corporation is: VIVID LEARNING SYSTEMS, INC.

2.           The text of the amendment as adopted is as follows:

Article 5.1 of the articles is hereby amended by deleting Section A in its entirety and replacing it with the following:

A.           Authorized Capital. The total number of shares of all classes of stock which the Corporation shall have authority to issue is five million two hundred thousand (5,200,000), of which two hundred thousand (200,000) shares shall be Common Stock (“Common Stock”), no par value and five million (5,000,000) shall be preferred stock (the “Preferred Stock”), no par value. Upon the effectiveness (the “Effective Time”) of the Articles of Amendment to the Articles of Incorporation adding this sentence, each share of Common Stock that is issued and outstanding immediately prior to the Effective Time (which shall include each fractional share in excess of one (1) share held by any shareholder), shall be subdivided and reclassified into one thousand (1,000) fully-paid and nonassessable shares of Common Stock (or, with respect to such fractional shares and interests, such lesser number of shares and fractional shares or interests as may be applicable based upon such one thousand-to-one (1,000-to-1) ratio) and the total number of authorized shares of Common Stock of the Corporation shall be proportionately increased from 200,000 to 200,000,000 shares.

3.           The date of adoption of the above amendment was: July 23, 2009.

4.           The amendment was adopted by the board of directors of the Corporation without shareholder action in accordance with the provisions of RCW 23B.10.020. Shareholder action was not required. These Articles of Amendment may be modified, restated or terminated by resolution of the Board of Directors and the filing of subsequent articles of amendment, with the Secretary of State.

5.           These Articles of Amendment will be effective upon filing.

DATED:  October 14, 2009.

/s/ Matthew J. Hammer
Matthew J. Hammer
President and Chief Executive Officer

ANNEX B

DISSENTERS’ RIGHTS UNDER THE WASHINGTON BUSINESS CORPORATION ACT

Chapter 13 of the Washington Business Corporation Act

RCW 23B.13.010  Definitions. As used in this chapter:

(1)          “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(2)          “Dissenter” means a shareholder who is entitled to dissent from corporate action under RCW 23B.13.020 and who exercises that right when and in the manner required by RCW 23B.13.200 through 23B.13.280.

(3)          “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(4)          “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(5)          “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(6)          “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(7)          “Shareholder” means the record shareholder or the beneficial shareholder.

RCW 23B.13.020  Right to dissent.

(1)          A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(a)           A plan of merger, which has become effective, to which the corporation is a party (i) if shareholder approval was required for the merger by RCW 23B.11.030, 23B.11.080, or the articles of incorporation and the shareholder was entitled to vote on the merger, or (ii) if the corporation was a subsidiary that has been merged with its parent under RCW 23B.11.040;

(b)           A plan of share exchange, which has become effective, to which the corporation is a party as the corporation whose shares have been acquired, if the shareholder was entitled to vote on the plan;

(c)           A sale or exchange, which has become effective, of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder was entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

(d)           An amendment of the articles of incorporation that materially reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under RCW 23B.06.040; or

(e)           Any corporate action approved pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(2)          A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this chapter may not challenge the corporate action creating the shareholder’s entitlement unless the action fails to comply with the procedural requirements imposed by this title, RCW 25.10.900 through 25.10.955, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.

(3)          The right of a dissenting shareholder to obtain payment of the fair value of the shareholder’s shares shall terminate upon the occurrence of any one of the following events:

(a)           The proposed corporate action is abandoned or rescinded;

(b)           A court having jurisdiction permanently enjoins or sets aside the corporate action; or

(c)           The shareholder’s demand for payment is withdrawn with the written consent of the corporation.

RCW 23B.13.030  Dissent by nominees and beneficial owners.

(1)          A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one person and delivers to the corporation a notice of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the dissenter dissents and the dissenter’s other shares were registered in the names of different shareholders.

(2)          A beneficial shareholder may assert dissenters’ rights as to shares held on the beneficial shareholder’s behalf only if:

(a)           The beneficial shareholder submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights, which consent shall be set forth either (i) in a record or (ii) if the corporation has designated an address, location, or system to which the consent may be electronically transmitted and the consent is electronically transmitted to the designated address, location, or system, in an electronically transmitted record; and

(b)           The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

RCW 23B.13.200  Notice of dissenters’ rights.

(1)          If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval by a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

(2)          If corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval without a vote of shareholders in accordance with RCW 23B.07.040, the shareholder consent described in RCW 23B.07.040(1)(b) and the notice described in RCW 23B.07.040(3)(a) must include a statement that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

RCW 23B.13.210  Notice of intent to demand payment.

(1)          If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights must (a) deliver to the corporation before the vote is taken notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed corporate action is effected, and (b) not vote such shares in favor of the proposed corporate action.

(2)         If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval without a vote of shareholders in accordance with RCW 23B.07.040, a shareholder who wishes to assert dissenters’ rights must not execute the consent or otherwise vote such shares in favor of the proposed corporate action.

(3)         A shareholder who does not satisfy the requirements of subsection (1) or (2) of this section is not entitled to payment for the shareholder’s shares under this chapter.

RCW 23B.13.220  Dissenters’ rights—Notice.

(1)         If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is approved at a shareholders’ meeting, the corporation shall within ten days after the effective date of the corporate action deliver to all shareholders who satisfied the requirements of RCW 23B.13.210(1) a notice in compliance with subsection (3) of this section.

(2)         If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is approved without a vote of shareholders in accordance with RCW 23B.07.040, the notice delivered pursuant to RCW 23B.07.040(3)(b) to shareholders who satisfied the requirements of RCW 23B.13.210(2) shall comply with subsection (3) of this section.

(3)         Any notice under subsection (1) or (2) of this section must:

(a)           State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(b)           Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(c)           Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d)           Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the notice in subsection (1) or (2) of this section is delivered; and

(e)           Be accompanied by a copy of this chapter.

RCW 23B.13.230  Duty to demand payment.

(1)         A shareholder sent a notice described in RCW 23B.13.220 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to RCW 23B.13.220(2)(c), and deposit the shareholder’s certificates, all in accordance with the terms of the notice.

(2)         The shareholder who demands payment and deposits the shareholder’s share certificates under subsection (1) of this section retains all other rights of a shareholder until the proposed corporate action is effected.

(3)         A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the notice, is not entitled to payment for the shareholder’s shares under this chapter.

RCW 23B.13.240  Share restrictions.

(1)         The corporation may restrict the transfer of uncertificated shares from the date the demand for payment is received under RCW 23B.13.230 until the proposed corporate action is effected or the restriction is released under RCW 23B.13.260.

(2)         The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until the effective date of the proposed corporate action.

RCW 23B.13.250  Payment.

(1)         Except as provided in RCW 23B.13.270, within thirty days of the later of the effective date of the proposed corporate action, or the date the payment demand is received, the corporation shall pay each dissenter who complied with RCW 23B.13.230 the amount the corporation estimates to be the fair value of the shareholder’s shares, plus accrued interest.

(2)         The payment must be accompanied by:

(a)           The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(b)           An explanation of how the corporation estimated the fair value of the shares;

(c)           An explanation of how the interest was calculated;

(d)           A statement of the dissenter’s right to demand payment under RCW 23B.13.280; and

(e)           A copy of this chapter.

RCW 23B.13.260  Failure to take action.

(1)         If the corporation does not effect the proposed corporate action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.

(2)         If after returning deposited certificates and releasing transfer restrictions, the corporation wishes to effect the proposed corporate action, it must send a new dissenters’ notice under RCW 23B.13.220 and repeat the payment demand procedure.

RCW 23B.13.270  After-acquired shares.

(1)         A corporation may elect to withhold payment required by RCW 23B.13.250 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2)         To the extent the corporation elects to withhold payment under subsection (1) of this section, after the effective date of the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under RCW 23B.13.280.

RCW 23B.13.280  Procedure if shareholder dissatisfied with payment or offer.

(1)         A dissenter may deliver a notice to the corporation informing the corporation of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate, less any payment under RCW 23B.13.250, or reject the corporation’s offer under RCW 23B.13.270 and demand payment of the dissenter’s estimate of the fair value of the dissenter’s shares and interest due, if:

(a)           The dissenter believes that the amount paid under RCW 23B.13.250 or offered under RCW 23B.13.270 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

(b)           The corporation fails to make payment under RCW 23B.13.250 within sixty days after the date set for demanding payment; or

(c)           The corporation does not effect the proposed corporate action and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

(2)         A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand in writing under subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter’s shares.

RCW 23B.13.300  Court action.

(1)          If a demand for payment under RCW 23B.13.280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2)         The corporation shall commence the proceeding in the superior court of the county where a corporation’s principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(3)         The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(4)         The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this chapter. If the court determines that such shareholder has not complied with the provisions of this chapter, the shareholder shall be dismissed as a party.

(5)         The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(6)         Each dissenter made a party to the proceeding is entitled to judgment (a) for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation, or (b) for the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under RCW 23B.13.270.

RCW 23B.13.310  Court costs and counsel fees.

(1)         The court in a proceeding commenced under RCW 23B.13.300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RCW 23B.13.280.

(2)         The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a)           Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of RCW 23B.13.200 through 23B.13.280; or

(b)           Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by chapter 23B.13 RCW.

(3)         If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

ANNEX C

LETTER TO SHAREHOLDERS

[VIVID LEARNING SYSTEMS LETTERHEAD]

October _____, 2009

[Name/Address]

Dear Shareholder:

SUBJECT: Forward/Reverse Stock Split and Going Private Transaction

Please be advised that the Board of Directors unanimously adopted resolutions to amend the Company’s Articles of Incorporation to effect a reverse stock split of the Company’s no par value common stock, followed immediately by forward stock split of the common stock as of the close of business on October 14, 2009 (the “Effective Time”).

The resolutions adopted by the Board give us the authority to file Articles of Amendment to the Articles of Incorporation. We filed the Articles of Amendment with the Secretary of State of the State of Washington on October 14, 2009. As a result of the reverse/forward stock split as described in the enclosed Information Statement, shareholders owning fewer than 1,000 shares of our Common Stock as of the Payment Date of August 6, 2009 (of which you are one according to our records) will be cashed out at a price of $0.60 per share and the holdings of all other shareholders will remain unchanged.

The intended effect of the reverse/forward stock split is to reduce the number of holders of our shares of Common Stock is fewer than 300 so that we will be able to terminate the public registration of the Common Stock under the Securities and Exchange Act of 1934. Immediately after the transaction is completed, we will file to deregister our Common Stock with the Securities and Exchange Commission. We will then no longer be required to file periodic reports with the SEC.

NO SHAREHOLDER VOTE, CONSENT OR APPROVAL OF THE TRANSACTION IS REQUIRED UNDER WASHINGTON LAW.

We have included with this letter, for all shareholders of stock certificates representing shares to receive cash payments, a Letter of Transmittal for you to complete, sign and deliver with your common stock certificates to the Exchange Agent. Note that if you want your payment made to someone else, a Medallion Signature Guarantee is required by the Exchange Agent, so unless your shares are held in “street name” with your broker or other nominee, you will need to go to a bank or other financial institution to guarantee that your signature is genuine. Upon proper completion and execution of the Letter of Transmittal and the return of the Letter of Transmittal to the Company and your stock certificate(s) to the Exchange Agent with a copy of your brokerage statement or other proof satisfactory to the Company and the Exchange Agent, in their discretion, confirming that you owned less than 1,000 shares of our Common Stock as of August 6, 2009, the Company will issue a check to you in payment for your stock.

The primary purpose of the transaction is to reduce the number of record holders of our common stock to fewer than 300, so that we can terminate the registration of our common stock pursuant to the Securities and Exchange Act. The transaction is expected to result in the elimination of the expenses related to our disclosure and reporting requirements under the Act and to decrease the administrative expense we incur in servicing a large number of record shareholders who own relatively small numbers of our shares. The Board believes that any material benefit derived from continued registration under the Act is outweighed by the costs, which are estimated at $100,000 annually, and which are expected to continue to increase as a result of recent and proposed legislation. Therefore, the board believes that it is in our best interests and in the best interests of our shareholders to eliminate the administrative, financial and additional common burdens associated with being a public company.

We mailed the Information Statement on or about October ___, 2009, to all of our shareholders of record as of the record date of _______________, 2009.

If you have any questions about the transaction or are having difficulty locating your stock certificates, you should contact the Exchange Agent at ____________________. You may also contact _________________________ at the Company at ___________________.

Thank you for your support of the Company.

Very truly yours,

Matthew J. Hammer
President and Chief Executive Officer

ANNEX D

LETTER OF TRANSMITTAL
To Accompany Certificates Formerly Representing
Shares of Common Stock of

VIVID LEARNING SYSTEMS, INC.
(Reverse Split Ratio 1:1,000)

DESCRIPTION OF SURRENDERED CERTIFICATES

Names(s) and Address(es) of Registered Owner(s)
(Please fill in, if blank, exactly as name(s) appear(s) on	Certificate(s) Surrendered
certificate(s))	(Attach additional list if necessary)
Total Number of Shares
	Certificate	Represented By
	Number(s)	Certificate(s)

Total number
of shares:

☐           If any certificate(s) representing shares of stock that you own have been lost or destroyed, check this box and see Instruction 9.  Please fill out the remainder of this Letter of Transmittal and indicate here the number of shares of stock represented by the lost or destroyed certificates.  _________ (Number of Shares)

SPECIAL PAYMENT/ISSUANCE  INSTRUCTIONS
(See Instructions 1, 4, 5 and 6)

To be completed ONLY if the check and/or new shares for surrendered Certificates is to be issued in the name of someone other than the undersigned.

Issue check to:

SPECIAL DELIVERY INSTRUCTIONS
(See Instructions 1, 4 and 6)

To be completed ONLY if the check and/or new shares for surrendered Certificates is to be sent to someone other than the undersigned or to the undersigned at an address other than that shown above.

Deliver check to:

Name:	Name:
(Please Print)	(Please Print)

Address:	Address:

(Include Zip Code)	(Include Zip Code)

(Tax Identification or Social Security No.)

IMPORTANT — STOCKHOLDERS SIGN HERE AND ATTACH PROOF OF OWNERSHIP
(U.S. Holders Also Please Complete Substitute Form W-9 Below)
(Non-U.S. Holders Please Obtain and Complete Form W-8BEN or Other Form W-8)

The undersigned certify beneficial ownership of less than 1,000 shares of the Company’s Common Stock as of August 6, 2009, and attach a brokerage statement or other proof of such ownership.

(Must be signed by former registered holder(s) exactly as name(s) appear(s) on stock certificate(s) or on a security position listing or by person(s) authorized to become registered holder(s) as evidenced by certificates and documents transmitted herewith. If signature is by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, please set forth full title and see Instruction 4.)

Name(s):

Area Code and Telephone Number:

Dated:                                           , 2009

GUARANTEE OF SIGNATURE(S)
(See Instructions 1 and 4)
Complete ONLY if required by Instruction 1.

FOR USE BY FINANCIAL INSTITUTION ONLY.
PLACE MEDALLION GUARANTEE IN SPACE BELOW.

Firm:
By:
Title:
Address:

TO BE COMPLETED BY ALL SURRENDERING U.S. HOLDERS
(See Instruction 7)

PAYER: ______________________________
Name:

Address:

SUBSTITUTE	Check appropriate box:
Form W-9
	Individual/Sole Proprietor	☐	Corporation	☐
	Partnership	☐	Other (specify)	☐	Exempt from
Department of the Treasury					Backup Withholding ☐
Internal Revenue Service	Part I. Please provide your taxpayer identification
number in the space at right. If awaiting TIN, write
Request for Taxpayer	"Applied For" in space at right and complete the				SSN: _____________________
Identification Number (TIN)	Certificate of Awaiting Taxpayer Identification				OR
And Certification	Number below.				EIN: ______________________

Part II. For Payees exempt from backup withholding, see the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” and complete as instructed therein.

Part III. Certification

Under penalties of perjury, I certify that:

(1)   The number shown on this form is my correct Taxpayer Identification Number (or, as indicated, I am waiting for a number to be issued to me):
(2)    I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the IRS that I am subject to backup withholding as a result of a failure to report all interests or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
(3)    I am a U.S. person (including a U.S. resident alien).

Certification Instructions—You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because you have failed to report all interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2).

Signature:                                                     Date:                                , 200

You must complete the following certificate if you wrote “applied for” in part I of this substitute form W-9
CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER
I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that, notwithstanding the information I provided in Part III of the Substitute Form W-9 (and the fact that I have completed this Certificate of Awaiting Taxpayer Identification Number), all reportable payments made to me hereafter will be subject to backup withholding tax until I provide a properly certified taxpayer identification number within 60 days of the date of this Substitute Form W-9.

Signature:	Date:

ANNEX E

NOTICE OF DISSENTERS’ RIGHTS

Re:  Notice of Dissenter’s Rights

Vivid Learning Systems, Inc. hereby gives notice as provided in Section 23B.13.320 of the Revised Code of Washington that the Reverse/Forward Stock Split creating dissenters’ rights was effectuated on October 14, 2009 and further that:

(1)           A payment demand from any dissenting shareholder must be sent to the corporate office at 5728 Bedford Street, Pasco, Washington 99301, and certificates for certificated shares must be deposited with the Company at 5728 Bedford Street, Pasco, Washington 99301, by November _____, 2009;

(2)           There shall be no restrictions on the transfer of uncertificated shares after the payment demand is received; and

(3)           A copy of Ch. 23B.13 of the Revised Code of Washington is attached as Annex B to the Information Statement dated October _____, 2009, which was mailed to our shareholders on October _____, 2009.

Very truly yours,

Matthew J. Hammer
President & CEO

ANNEX F

DISSENTER’S DEMAND FOR PAYMENT

Vivid Learning Systems
5728 Bedford Street
Pasco, WA 99301
Attention:  Chief Financial Officer

Re:  Dissenter’s Demand for Payment

The undersigned shareholder of Vivid Learning Systems, Inc. (the “Company”) hereby makes demand for payment of his or her shares in accordance with Section 23B.13.320 of the Revised Code of Washington. The first announcement to news media or to shareholders of the terms of the proposed corporate action was August 7, 2009. The undersigned certifies that he or she  acquired beneficial ownership of the shares prior to August 7, 2009, on _______________, 200__, and herewith deposits his or her certificates with the Company in accordance with the terms of the Notice of Dissenter’s Rights included with the Information Statement.

A copy of Ch. 23B.13 of the Revised Code of Washington is attached as Annex B to the Information Statement dated October _____, 2009, which was mailed to our shareholders on October _____, 2009.

Signature of Shareholder
Name:

ANNEX G
VALUATION REPORT

Vivid Learning Systems, Inc.

Business Valuation As of March 31, 2009

FOR:

Mr. Robert Blodgett, CFO
Vivid Learning Systems, Inc.
Pasco, Washington

PREPARED BY:

Donald A. Reddington, CPA, MBA, ABV
William D. Thumstedter, MBA
LEMASTER & DANIELS PLLC
Spokane, Washington

Powerful insight. Proven results.

TABLE OF CONTENTS

		Page
VALUATION REPORT:
Purpose		60
Standard and Premise of Value		60
Scope		61
Summary Description of the Company		61
Capitalization, Ownership, and Control		62
Financial Statement Analysis		64
Valuation Approaches		66
Discounts and Premiums		69
Valuation Conclusion		71

EXHIBITS:
A	Assumptions and Limiting Conditions	73 — 75
B	Sources of Information Relied Upon	76
C	Balance Sheets — Historical and Common-Sized	77 — 78
D	Income Statements — Historical and Common-Sized	79 — 80
E	Income Statements — Condensed	81
F	Company Comparison to Industry Statistics	82 — 83
G	Guideline Public Companies Method	84 — 86
H	Mergers & Acquisitions Method	87
I	Equity Discount and Capitalization Rates	88
J	Capitalization of Economic Income Method	89
K	Valuation Summary	90 — 92
L	Certification of Valuation Analysts	93
M	Statements of Qualifications	94 — 95

LeMaster Daniels PLLC

Certified Public Accountants and Advisors

Bellevue Bois Grandview Moses Lake Omak Othello Quincy Spokane. Walla Walla Wenatchee Yakima	May 18, 2009 Mr. Robert Blodgett, CFO Vivid Learning Systems, Inc. 5728 Bedford Street Pasco, WA 99301

Re: Business Valuation of Vivid Learning Systems, Inc.

Dear Mr. Blodgett:

We have completed our valuation of one share of common stock of Vivid Learning Systems, Inc. (the "Company") on a marketable, minority interest basis pursuant to our engagement letter dated April 28, 2009, and we herein submit our conclusions.

PURPOSE

The purpose of this valuation is to determine the fair market value of one share of common stock of Vivid Learning Systems, Inc. as of March 31, 2009. It is our understanding that the valuation report and our conclusions will be for management planning purposes. Consequently, our valuation report and its conclusions are intended for only such use; our conclusions may not be valid for any other purpose and any such use may not be made without our prior written consent.

STANDARD AND PREMISE OF VALUE

As used herein, the term "fair market value" is defined as:

The price at which property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having a reasonable knowledge of the relevant facts.

We have valued the ownership interest in the Company under the appraisal premise of value in continued use, as part of a going-concern business entity.

It is important to note that fair market value is distinguished from investment, or strategic, value in that investment value is defined as the specific value of an investment to a particular investor or class of investors based on individual investment requirements; distinguished from fair market value, which is impersonal and detached.

Fair market value estimates assume no specific buyer or seller and can differ from investment value for various reasons, including (i) differences in estimates of future earning power, (ii) differences in perception of the degree of risk and the required rate of return, (iii) differences in financing costs and tax status, and (iv) synergies with other operations owned or controlled.

Determining the fair market value of an ownership interest in a business requires consideration of pertinent factors bearing upon its investment quality As stated in Revenue Ruling 59-60, these factors include:

•	The nature of the business and the history of the enterprise from its inception.
•	The economic outlook in general; the condition and outlook of the specific industry in particular.
•	The book value of the stock and the financial condition of the business.
•	The earnings capacity of the company.
•	The dividend-paying capacity of the company.
•	Whether or not the enterprise has goodwill or other intangible value.
•	The market price of stocks of corporations engaged in the same or a similar line of business having their stock actively traded in a free and open market, either on an exchange or over-the-counter.

This ownership interest has no actively-traded public market to indicate its value. Therefore, we have analyzed the applicable factors which are relevant to determining its fair market value.

SCOPE

Although our valuation is intended to estimate fair market value, the price at which an ownership interest is exchanged can only be determined by bona fide negotiations between a willing buyer and a willing seller. This report is a summary appraisal report. It is limited to a summary of our approach and conclusion as to the value of the ownership interest in the Company. It is limited in that it does not include the contents of a self-contained appraisal including but not limited to economic and industry conditions, and certain market and financial analyses sections.

Our valuation is subject to and/or limited by the supplemental information attached to this report, specifically the Assumptions and Limiting Conditions (Exhibit A) and Sources of Information Relied Upon (Exhibit B), which are integral to the valuation and should be read with the report.

SUMMARY DESCRIPTION OF THE COMPANY

The Company was incorporated in March 1995 in the State of Washington under the name of Applied Tecknowledgey, Inc. and was later know as Vivid Concepts, Inc. In 1998, the Company and Technical Resources International, Inc. merged to form Nuvotec, Inc., with each company becoming a wholly owned subsidiary of Nuvotec, Inc. On December 23, 2003, Nuvotec, Inc., exchanged its 7.0 million shares in the Company for 8.1 million shares of Vivid Learning Systems, Inc., a newly formed Delaware company. In August 2004, Nuvotec USA, Inc. was incorporated in the State of Delaware as a result of the combination of Nuvotec, Inc. and Pacific EcoSolutions, Inc. On September 30, 2004, the Company issued an additional 1,987,996 shares of common stock in a private placement to approximately 70 individual shareholders, resulting in Nuvotec USA, Inc., owning approximately 83 percent of the Company's outstanding shares.

On June 13, 2007, Nuvotec USA, Inc., and Pacific EcoSolutions, Inc., merged with Perma-Fix Environmental Services, Inc. As part of the merger agreement, Nuvotec USA, Inc., agreed to distribute its 8.1 million shares of the Company to its shareholders prior to dosing. Accordingly, effective June 13, 2007, the Company became a free-standing, thinly-traded public company. This distribution of the Company's shares to the Nuvotec USA shareholders was a tax-free distribution.

The Company develops and provides computer-based training products and services, which are marketed nationally. These products are designed to help companies meet mandated state and federal regulatory requirements. The goal of these training programs is to increase safety awareness, improve the work environment, and lessen a company's exposure to regulatory fines and potential litigation. These products and services are mainly sold to companies in the manufacturing, utility, healthcare, mining, food safety, government, and education industries.

The Company's original product was the result of obtaining the general employee training contract for Fluor Hanford in 1995. In 1997, the Company developed two commercial CD-ROM based products to provide OSHA and employment law focused training specific to the general safety, utility, and municipal markets. The Company formed relationships with utility associations and used its in-house sales staff to sell the program for a one-time fee to prospective clients.

In 2000, the Company began developing training libraries that could be delivered over the web. The Company changed its pricing model from one-time product sales to annual subscriptions. The Company built a web-enabled OSHA and utility safety library. In addition, the Company purchased and enhanced a web based learning management system. The Company also established a national marketing presence through a combination of direct sales and marketing, signed on channel sales partners, worked with industry experts and consultants, exhibited at national trade shows, and advertised in national magazines.

In 2004, the Company's acquisition of ImageWorks Media Group added high end strategic and interactive development capabilities to its portfolio of online training products and services. The ImageWorks subsidiary now offers a comprehensive suite of marketing, advertising, and custom training programs. The Company also applies this marketing mix and brand positioning to several vertical markets including health care, food processing, science and technology, manufacturing, and mining industries.

CAPITALIZATION, OWNERSHIP, AND CONTROL

At March 31, 2009, the Company had approximately $441,000 in outstanding interest-bearing debt. This debt is long-term debt that was used to fund the purchase of software and equipment. The Company also maintains a $250,000 secured line of credit with the same bank as one of its long-term notes. The interest rate on the line of credit is a variable rate tied to the bank's prime rate plus one percent. The Company's total liabilities-to-equity ratio at March 31, 2009, was 0.3, which is significantly lower than the average ratio of 1.1 for similar companies in the industry.

Vivid Learning Systems, Inc. is capitalized with one class of common stock and has 13,272,165 shares outstanding as of March 31, 2009. On that date, the Company had two significant shareholders, Robert Ferguson with 2,376,079 shares (17.9 percent) and William N. Lampson with 1,755,364 shares (13.2 percent), who are on the board of directors. The other members of the board of directors and senior management collectively own an additional 403,123 shares (3.0 percent). There are approximately 340 shareholders that own the remaining 8,737,599 outstanding shares, which are very thinly traded on the Over-the-Counter Bulletin Board under the symbol VVDL.OB. The Company was organized as and continues to operate as a traditional C corporation. The Company has not made any dividend payments to its shareholders in the past five years.

The Company has issued options to purchase 1,010,034 shares under the 2003 Stock Option Plan, which allows for the issuance of options covering an additional 1,306,466 shares. At March 31, 2009, the Company's outstanding options are as follows:

Outstanding Vested Options:	Options	Strike Price

Issued on March 30, 2004	281,167	$0.25
Issued on July 1, 2005	64,125	$0.25
Issued on January 1, 2006	32,816	$0.25
Issued on April 1, 2006	13,860	$1.00
Issued on April 1, 2007	19,500	$0.23
Issued on August 1, 2007	9,833	$0.39
Issued on January 14, 2009	38,183	$0.22
Issued on January 14, 2009	269,850	$0.20
Issued on January 14, 2009	76,363	$0.11
Totals for Vested Options	805,697

	Options not
Outstanding Options not yet Vested:	yet Vested	Strike Price
Issued on April 1, 2006	6,930	$1.00
Issued on April 1, 2007	39,000	$0.23
Issued on August 1, 2007	19,667	$0.39
Issued on April 1, 2008	69,740	$0.23
Issued on March 1, 2009	69,000	$0.20
Totals for Options not yet Vested	204,337
Total Outstanding Options	1,010,034

Most of the Company's stock options vest over a three year period with one-third vesting on each of the first, second, and third year anniversary of the date that the options were issued. However, all of the options issued on January 14, 2009, included immediate vesting. The weighted average exercise price of all outstanding options at March 31, 2009, was $0.25 per share while the weighted average exercise price of the vested options was $0.23 per share. For purposes of this valuation, the options issued on April 1, 2006 with a strike price of $1.00 per share, are not considered to be exercisable since the strike price exceeds the estimated fair market value of the shares.

FINANCIAL STATEMENT ANALYSIS

An important step in the valuation of an ownership interest in a company is an analysis of the company's financial position and performance trends. Historical sales and earnings growth can provide an indication of future growth. We have been provided with and have analyzed the audited financial statements for the fiscal years ended September 30, 2005, through 2008 and internal financial statements for the six months ended March 31, 2008 and 2009. The following section examines significant trends in the Company's balance sheets, income statements, and pertinent financial ratios over the relevant time period.

BALANCE SHEETS
Exhibit C presents the Company's historical and common-sized balance sheets at September 30, 2005, through 2008, and at March 31, 2009.

Over the past five fiscal years, total assets decreased from $5.3 million at September 30, 2005, to $4.1 million at September 30, 2008, before increasing to $4.6 million at March 31, 2009. At September 30, 2008, the asset categories that accounted for the largest percentage of total assets were cash, with 15.0 percent; trade receivables, with 21.7 percent; and other long-term assets, with 39.0 percent. The largest asset components for similar companies, as shown in Exhibit F, include cash, with 17.1 percent; trade receivables, with 47.0 percent; fixed assets, with 11.3 percent; and other long-term assets, with 10.5 percent of total assets. The Company's higher than average level of other long-term assets included significant investments in software, goodwill, and deferred income tax asset.

Total liabilities decreased from $3.5 million at September 30, 2005, to $0.8 million at September 30, 2008, before increasing to $1.0 million at March 31, 2009. Most of this decrease is attributed to the decrease in long-term debt in fiscal 2006 due to a related party paying a portion of the Company's payables in exchange for additional common stock in the Company. Current liabilities have generally declined as a percentage of total assets from 32.1 percent at September 30, 2005, to 13.0 percent on September 30, 2008, before increasing to 14.9 percent at March 31, 2009. Long-term liabilities decreased from 32.9 percent at September 30, 2005, to 6.2 percent at September 30, 2008, before increasing to 7.1 percent at March 31, 2009. Similar companies averaged current liabilities equal to 41.0 percent of total assets and long term liabilities equal to 13.9 percent of average assets.

During the past five years, shareholders' equity increased from $1.9 million at September 30, 2005, to $3.6 million at March 31, 2009. These trends resulted in stockholders' equity as a percentage of total assets to increase from 35.0 percent at September 30, 2005, to 80.8 percent at September 30, 2008, before decreasing to 78.1 percent at March 31, 2009. The average similar company had stockholders' equity equal to 45.1 percent of total assets.

INCOME STATEMENTS
Exhibit D presents the Company's historical and common-sized income statements for the fiscal years ended September 30, 2005, through 2008, and the twelve months ended March 31, 2009.

The Company's revenue increased from $3.6 million in fiscal 2005 to $6.1 million in fiscal 2007 before decreasing to $5.2 million in fiscal 2008 and increasing to $5.8 million in the twelve months ending March 31, 2009. These figures indicate, and management has agreed, that the recent economic slowdown has not had a significant effect on the Company's revenue. The decline in revenue in fiscal 2008 was due to the discontinuation of a low margin, unrelated service line.

Cost of products sold as a percentage of revenue decreased from 43.5 percent in fiscal 2005 to 32.4 percent in fiscal 2006 before increasing to 41.8 percent in fiscal 2008, and declining to 40.2 percent in the twelve months ending March 31, 2009. The five-year average of cost of products sold as a percentage of revenue for the Company is 39.6 percent. Similar companies in the industry did not report an average cost of goods sold to revenue ratio and instead included these expenses with operating expenses.

Operating expenses as a percentage of revenue declined from 98.0 percent in fiscal 2005 to 47.6 percent in the twelve months ended March 31, 2009. This ratio declined the most between fiscal 2007 and fiscal 2008 to due changes in the Company's management structure, reduction in non-essential personnel, and elimination of overhead expenses related to a discontinued lowmargin service line. The five-year average of operating expenses as a percentage of revenue is 68.3 percent, bringing the average combined cost of goods sold and operating expenses to 107.9 percent of revenue. Similar companies in the industry had average operating expenses to revenue ratio of 95.7 percent. These figures result in a five year average operating profit (loss) equal to (7.9 percent) for the Company and 4.3 percent for similar companies in the industry.

Over the past five years, other income and expenses have consisted primarily of interest income, interest expense, gains or losses on the sale of assets, a gain on settle of debts in fiscal 2005, and miscellaneous income. Net other income and expenses have ranged from approximately ($50,000) in fiscal 2007 to $28,000 in fiscal 2006. As a percentage of revenue, net other expenses have ranged from (0.8 percent) in fiscal 2005 to 0.7 percent in fiscal 2008, with a five year average of (0.2 percent). For similar companies in the industry, the average net operating expenses were (0.3 percent) of revenue.

The Company's profits (loss) before taxes improved from a loss of $1.5 million in fiscal 2005 to a loss of $0.2 million in fiscal 2006 before declining to a loss of $1.0 million in fiscal 2007, and increasing to $0.7 million in the twelve months ended March 31, 2009. As a percentage of revenue, the Company's profits (loss) before taxes increased from (40.8 percent) in fiscal 2005 to (4.7 percent) in fiscal 2006 before declining to (16.2 percent) in fiscal 2007, and increasing to 11.5 percent in the twelve months ended March 31, 2009. The Company's five year average ratio of net income before taxes to revenue was (8.1 percent) compared to the peer group average of 4.0 percent.

OPERATING RATIOS
Exhibit F presents a comparison of the Company to industry statistics, including common-sized income statements and balance sheets and pertinent financial and operating ratios. We analyzed data for North American Industry Classification System ("NAICS") code: #541511 - Custom Computer Programming Services, since information on the other NAICS code that describes the Company's operations was not available

Profitability ratios indicate profits and returns as a percentage of sales, or assets, over a period of time. The Company's profitability ratios have generally improved over the past five years. The Company's pre-tax profit margin has improved from (40.8 percent) in fiscal 2005 to 11.5 percent in the twelve months ended March 31, 2009 compared to 4.0 percent for comparable companies. The Company's pre-tax return on assets exceeded the average for comparable companies in fiscal 2008 and the twelve months ended March 31, 2009, however, since the Company's equity to assets ratio is much higher than average, its pre-tax return on equity ratios are lower than the average for comparable companies in the industry.

Asset utilization, or turnover ratios, indicates how efficiently a company utilizes its assets. In general, the Company's turnover ratios have trended lower over the past five years and continue to be somewhat weaker than the industry average. The lower number of days in trade receivables suggests an improving use of capital; however, due to the long-term nature of many of the Company's contracts, its accounts receivable turnover ratio is lower than the peer average. The Company's sales to net fixed assets ratio increased from 10.8 in fiscal 2005 to 16.6 in fiscal 2007 and then slowly declined to 14.2 in the twelve months ended March 31, 2009. These levels are much lower than the peer group average of 52.8. Likewise, the Company's sales to total assets ratio improved from 0.7 in fiscal 2005 to 1.3 in fiscal 2007 and subsequent periods. This is significantly lower than the comparable company average of 3.0.

Long-term solvency, or leverage ratios, provides an indication of a company's use of leverage. Highly leveraged companies are more vulnerable to business downturns than those with lower interest-bearing debt positions. The Company's leverage ratios have improved in general over the past five years and are significantly lower than similar companies in the industry due to the Company's stronger capital position. For example, the Company's total liabilities to equity ratio decreased from 1.9 at the end of fiscal 2005 to 0.2 at the end of fiscal 2008 before increasing slightly to 0.3 on March 31, 2009. The average for similar companies in the industry was 1.1.

Short-term solvency, or liquidity ratios, provides a rough indication of a company's (i) degree to which current liabilities are covered by the most liquid assets and (ii) ability to finance current operations. The Company's liquidity ratios have strengthened over the past five years as the Company became profitable and its balance sheet became stronger. The Company's liquidity ratios are equal to or stronger than the industry averages. The Company's earnings before interest and tax ("EBIT") to interest expense ratio increased from (26.5) in fiscal 2005 to 16.8 in the twelve months ended March 31, 2009. The average for comparable companies is 6.4.

The Company's ratios have generally improved over the past five years and are now considered to be stronger than the average similar-sized company in the industry, with the exception of some turnover ratios. Accordingly, there would appear to be less risk in an investment in the common stock of the Company than the average company in the industry.

VALUATION APPROACHES

Generally, there are three main approaches used to determine value — the asset-based approach, the market approach, and the income approach. The asset-based approach is based on the economic principle of substitution, asserting that an investor will pay no more for an investment than the cost to obtain an investment of equal utility. The asset-based approach is most applicable when the cost to construct the asset is well supported and when the asset suffers from little obsolescence. There are several names for similar asset-based methods; however, these are all within the same broad valuation approach.

The market approach is also based on the principle of substitution because the identification of substitute investments will provide evidence with regard to the value of the subject investment. The market approach requires a well-established market that generates observable market prices for the subject investment. The market approach consists of two different valuation methods: (i) the guideline public company method and (ii) the merger and acquisition method.

The income approach is based on the economic principle of expectation; the value of the subject investment is the present value of the expected economic income to be earned from the ownership of the subject investment. This expectation of prospective economic income is converted to a present value by a rate that provides the investor with a total rate of return that is comparable to other investments with similar characteristics, particularly in terms of risk. The income approach consists of two similar methods: (i) the discounted economic income method and (ii) the capitalization of economic income method.

The following factors were considered in determining which approaches would be appropriate for valuing the Company:

•     Adequate number of publicly-traded companies in the same or similar industries.
•     Adequate number of transactions involving comparable companies.
•     Strong cash flow in the past two years.

Based on these factors, we have chosen to use the following valuation methods:

•     Market Approach — Guideline Public Company Method.
•     Market Approach — Mergers & Acquisition Method.
•     Income Approach — Capitalization of Economic Income Method.

The following sections will discuss these valuation methods.

GUIDELINE PUBLIC COMPANY METHOD

The first valuation method that we relied on was the Guideline Public Company Method. One of the generally accepted methods of determining a capitalization factor is through the use of comparisons with similar companies whose stocks are actively, publicly traded. The objective is to determine the multiple at which the Holding Company's shares would trade if there were an active public market for the stock.

We identified the most appropriate Standard Industrial Classification ("SIC") Codes for the Company: SIC Code 7371 — Computer Programming Services and SIC Code 8299 — Schools and Educational Services, not elsewhere classified. Using these SIC Codes, we searched for publicly traded companies offering similar education or training related services. Our search resulted in identifying five publicly traded companies that we consider to be reasonable guideline companies, as follows:

•      Learning Tree International
•      Renaissance Learning
•      SABA Software
•      SumTotal Systems
•      Princeton Review

We analyzed the Invested Capital to EMMA and Invested Capital to Gross Cash Flow multiples to determine the equity value of the Company. The Invested Capital to EBITDA multiples ranged from 5.4 to 18.2 with an average of 10.0. The Invested Capital to Gross Cash Flow multiples ranged from 6.3 to 24.9 with an average of 13.3. We selected the average Invested Capital to EBTIDA multiple of 10.0 and the average Invested Capital to Gross Cash Flow multiple of 13.3 to determine the value of the Company under this valuation method.

Since the multiples calculated for the comparable companies were based on invested capital, we needed to subtract the amount of the Company's interest-bearing debt to determine the fair market value of the Company's equity as of the valuation date.

We based the selected multiples on our analysis of Vivid Learning Systems, Inc. to industry statistics and a review of the guideline public companies that are actively traded on a national stock exchange, not on the OTC bulletin board. Since the value derived from this analysis is based on market transactions of minority interests, no premiums or discounts need to be applied to determine an interest in the Company on a marketable, minority interest basis. Exhibit G presents the resulting equity value using this valuation method.

MERGER AND ACQUISITION METHOD

The second valuation method that we relied on was the Merger and Acquisition Method. Since the equity ownership interest of the Company are thinly traded and not necessarily representative of the true value of the Company, an alternative is to estimate the value of the Company through the analysis of the prices paid for similar, private companies.

We identified the most appropriate Standard Industrial Classification ("SIC") Codes for the Company: SIC Code 7371 — Computer Programming Services and SIC Code 8299 — Schools and Educational Services, not elsewhere classified. Using these SIC Codes, we searched Pratt's Stats, a private business sale transaction database, for comparable transactions.

After reviewing the financial data and transaction information, we selected 16 transactions based on the following criteria:

•      Net sales of $0.5 to $40.0 million.
•      Positive seller's discretionary earnings.
•      Provider of similar services to the Company.
•      Transaction dosed since January 1, 2000.

We analyzed the Price to Sellers' Discretionary Earnings ("SDE") and Price to Revenue multiples to determine the equity value of the Company. The Price to SDE multiples ranged from 2.2 to 25.2 with an average of 9.0 and a median of 6.2. The Price to Revenue multiples ranged from 0.27 to 2.56 with an average of 1.33 and a median of 1.18. We noted that sales in this industry of companies with lower than average earnings were at Price to SDE multiples that were higher than the median since earnings and Price to SDE multiples were inversely related. However, since the Company's SDE to Revenue ratio is equal to the average for the 16 transactions, we selected the median Price to SDE multiple of 6.2 and the median Price to Revenue multiple of 1.18 to determine the value of the Company.

Since the multiples calculated for the comparable transactions were based on a price excluding the companies' cash, accounts receivable, and inventory, we needed to add the Company's cash, accounts receivable, and inventory to the indicated value. In addition, we needed to subtract the amount of the Company's interest-bearing debt to determine the fair market value of the Company's equity as of the valuation date.

We based the selected multiples on our analysis of Vivid Learning Systems, Inc. to industry statistics and a review of the comparable transactions. Since the value derived from this analysis is based on market transactions of entire companies for which there is a relatively small market, the base to which discounts are to be applied is that of a marketable, controlling interest in the Company. See Discounts and Premiums for a discussion of the discount applicable to this value indication. Exhibit H presents the resulting equity value using this valuation method.

CAPITALIZATION OF ECONOMIC INCOME METHOD

The final valuation method that we relied on was the Capitalization of Economic Income Method. Generally, common stocks are purchased in anticipation of capital appreciation which is strongly influenced by expectations of future cash flow and the resulting dividend-paying capacity. Using empirical market data and the underlying financial trends of the Company, we determined an appropriate capitalization rate for an investment in the company. This capitalization rate is the rate of return required by investors less a long-term growth rate. Specifically, it is the multiplier or divisor used to convert an expected income stream into a value for the Company.

We prepared the capitalization of economic income analysis on an after-tax, levered basis and used net cash flow ("cash flow") as our economic income measure. As such, an equity discount rate is the appropriate discount rate to apply to the aforementioned cash flows. Because the value derived from this analysis is based on transactions of marketable investments, the base to which discounts are to be applied is that of a marketable, minority interest in the equity of the Company. Accordingly, no discounts or premiums need to be applied to this value indication. Exhibit J presents the value for the Company using this method.

DISCOUNTS AND PREMIUMS

MINORITY INTERESTS

An owner of a controlling interest of a company possesses some valuable rights that an owner of a minority interest does not. Some of the more common prerogatives of control are as follows:

•           Appoint management.
•           Determine compensation and perquisites.
•           Acquire or liquidate assets.
•           Declare and pay dividends.
•           Change the articles of incorporation and bylaws.

A control premium is the additional consideration that an investor would pay over a minority equity value in order to own a controlling interest in the Company. The empirical evidence used to quantify control premiums and/or minority interest discounts compare acquisition prices with preacquisition minority interest transaction prices. The percentage of the acquisition price over the prior minority trading price is called the control premium. Conversely, the percentage below the acquisition price at which the minority stock had been trading is called the minority discount.

Annual studies conducted by Mergerstat Review, covering periods from 1980 through 2006, indicate median control premiums between 23.1 and 44.6 percent. These studies represent a total of 8,684 transactions. The average, median premium for all of these studies is approximately 32.5 percent. This is the equivalent of a minority interest discount of 24.5 percent [1 — (1/1.325)].

The value indicated by the Guideline Public Company Method typically represents a value on a minority basis. This is because the prices paid in the public market for shares of stock represent the transfer of a minority interest in the companies. Since the ownership interest being valued is on a marketable, minority interest basis, it is not necessary to apply a control premium or a minority interest discount as part of our determination of value of the Company using the Guideline Public Company Method.

The value indicated by the Merger and Acquisition Method typically represents a value on a control basis. This is because the transactions represent the transfer of entire companies and only a controlling stockholder could decide to replace or liquidate the subject assets or to put the subject assets to their highest and best use. Accordingly, since the ownership interest being valued is on a marketable, minority interest basis, we determined that application of a minority interest discount would be appropriate. Based on the aforementioned studies, the base to which the discount is to be applied, and a review of documents and financial information of the Company, we have determined that a minority interest discount of 20.0 percent would be appropriate for the value indicated by the Merger and Acquisition Method.

The value indicated by the Capitalization of Economic Income Method typically represents a value on a minority basis. This is because the rates used to build-up the capitalization rate are based on returns of minority ownership interest in publicly held stock. Since the ownership interest being valued is on a marketable, minority interest basis, it is not necessary to apply a control premium or a minority interest discount as part of our determination of value of the Company using the Capitalization of Economic Income Method.

MARKETABILITY

A significant difference between the shares of stock in the Company and those of actively-traded public companies is their relative lack of marketability. Marketability is defined as the ability to convert property to cash quickly, with minimum transaction and administrative costs and with a high degree of certainty of realizing the expected net proceeds. All things being equal, an investment is worth more if it is marketable than if it is not, since investors prefer liquidity to illiquidity. Interests in closely-held businesses are illiquid relative to most other investments.

Empirical evidence demonstrates that investors are willing to pay a high premium for: (i) the ability to liquidate an investment immediately, at (ii) little cost and (iii) with virtual certainty as to the realization of a widely publicized market price. Conversely, investors will extract a high discount relative to actively traded, public securities for other investments that lack this high degree of liquidity.

Two types of empirical studies have been used to quantify the discounts for lack of marketability of minority interests in closely-held companies:

•	Discounts on sales of restricted shares of publicly-traded companies, and
•	Discounts on sales of closely-held company shares compared to prices of subsequent initial public offerings of the same company's shares.

There have been several, well-known, independent studies of restricted stock transactions that cover several hundred transactions from the late 1960s through 2001. The median discount for each of these studies range from 13.0 to 45.0 percent and the overall average discount for all of these studies is approximately 28.8 percent.

During the 1980s and 1990s, John D. Emory, Sr., with Robert W. Baird & Company, now with Emory Business Valuation, LLC, conducted studies focused on sales of closely-held shares prior to and following an initial public offering. Nine studies were conducted covering various periods from 1980 through 2000. The range of median discounts for each of these studies was 33.0 to 68.0 percent and the overall average discount for all of these studies is 45.6 percent. Willamette Management Associates conducted twenty-three studies covering the period 1975 through 2002. The range of median discounts for each of these studies was 27.7 to 76.2 percent (excluding a 2001 study that included only two companies). The overall average, median discount for all of these studies is approximately 49.6 percent (excluding the 2001 study).

Generally, shares of closely-held companies are less marketable than restricted shares of publiclytraded companies. In addition, they are less marketable than shares of companies that are considering or are already in the process of attempting to go public.

The values indicated by the Guideline Public Company Method, the Merger and Acquisition Method and the Capitalization of Economic Income Method represent values on a marketable basis. The result of the Guideline Public Company Method is considered to be on a marketable basis since the value of the Company is determined with multiples derived from publicly-traded shares of similar companies. The result of the Merger and Acquisition Method is considered to be on a marketable basis since the value of the Company is determined with multiples derived from transactions of similar companies. The result from the Capitalization of Economic Income Method is considered to be on a marketable basis because the capitalization rate used to determine the value of the Company is based on the returns of publicly traded common stocks.

Since the ownership interest being valued is on a marketable, minority interest basis, we determined that no marketability discount is applicable to the values indicated by the Guideline Public Company Method, the Merger and Acquisition Method or the Capitalization of Economic Income Method.

VALUATION CONCLUSION

In determining the value of the Company, we have placed greater weight on the Merger and Acquisition Method than the Guideline Public Company Method since the companies involved in transactions are more comparable to the Company than the larger companies found in the Guideline Public Company Method. We used the results from both of these valuation methods since they rely on transaction of publicly traded stock or the sale of whole companies that are in the same or related industries as the Company. We placed no weight on the Capitalization of Economic Income Method since purchasers of investments in the Company's industry appear to be based on the outlook for expected future cash flows and future growth in the industry. The Capitalization of Economic Income Method looks at historical cash flow, which may not necessarily reflect the market's view of the future outlook for the industry. See Exhibit K for presentation of the concluded value for the Company.

In our opinion, based on our valuation as contained in this report and the valuation procedures discussed above, the fair market value per share of the common stock of Vivid Learning Systems, Inc. on a marketable, minority interest basis as of March 31, 2009, is:

SIXTY CENTS

$0.60

This value per share is based on 13,272,165 shares issued and outstanding as of March 31, 2009, and an additional 791,837 exercisable stock options for a total of 14,064,002 shares.

We appreciate the opportunity to serve you. If you have any questions or desire additional information, please call.

LEMASTER & DANIELS PLLC

Donald A. Reddington, CPA, MBA, ABV
Member of the Firm
Business Valuation/Litigation Services

William D. Thumstedter, MBA
Manager
Business Valuation/Litigation Services

EXHIBIT A

GENERAL ASSUMPTIONS AND LIMITING CONDITIONS

This valuation is subject to the following assumptions and limiting conditions:

1.	The conclusion of value arrived at in this report is valid only for the stated purpose as of the date of the valuation.

2.
Financial statements and other related information provided by the Company or its representatives, in the course of this engagement, have been accepted without any verification as fully and correctly reflecting the Company's business conditions and operating results for the respective periods, except as specifically noted in the report. In this valuation report, we have relied upon the Company's audited financial statements as well as other financial information provided by management of the Company. This financial information has not been separately audited, reviewed, or compiled by us and accordingly we do not express an audit opinion or any other form of assurance on this financial information as part of this report.

3.
Public information and industry and statistical information have been obtained from sources we believe to be reliable. However, we make no representation as to the accuracy or completeness of such information and have performed no procedures to confirm the information.

4.
We do not provide assurance on the achievability of the results forecasted, if applicable, by the Company because events and circumstances frequently do not occur as expected; differences between actual and expected results may be material; and achievement of the forecasted results is dependent on actions, plans, and assumptions of management.

5.
The conclusion of value arrived at in this report is based on the assumption that the current level of management expertise and effectiveness would continue to be maintained, and that the character and integrity of the enterprise through any sale, reorganization, exchange, or diminution of the owners' participation would not be materially or significantly changed.

6.
This report and the conclusion of value arrived at in this report are for the exclusive use of our client for the sole and specific purposes as noted herein. They may not be used for any other purpose or by any other party for any purpose. Furthermore, the report and conclusion of value are not intended by the valuation specialist and should not be construed by the reader to be investment advice in any manner whatsoever. The conclusion of value represents the considered opinion of LeMaster & Daniels PLLC, based on information furnished to them by the Company and other sources.

7.
Neither all nor any part of the contents of this report (especially the conclusion of value, the identity of the valuation specialists, or the firm with which the valuation specialists are connected with or any reference to any of their professional designations) should be disseminated to the public through advertising media, public relations, news media, sales media, mail, direct transmittal, or any other means of communication without the prior written consent and approval of LeMaster & Daniels PLLC.

8.
Future services regarding the subject matter of this report, including, but not limited to testimony or attendance in court, shall not be required of LeMaster & Daniels PLLC unless previous arrangements have been made in writing.

EXHIBIT A

GENERAL ASSUMPTIONS AND LIMITING CONDITIONS

9.
LeMaster & Daniels PLLC is not an environmental consultant or auditor, and takes no responsibility for any actual or potential environmental liabilities. Any person entitled to rely on this report, wishing to know whether such liabilities exist, or the scope and their effect on the value of the property, is encouraged to obtain a professional environmental assessment. LeMaster & Daniels PLLC does not conduct or provide environmental assessments and has not performed one for the subject property.

10.
LeMaster & Daniels PLLC has not determined independently whether the Company is subject to any present or future liability relating to environmental matters (including but not limited to CERCLA/Superfund liability) or the scope of any such liabilities. LeMaster & Daniels PLLC's valuation takes no such liabilities into account, except as they have been reported to us by the Company or by an environmental consultant working for the Company, and then only to the extent that the liability was reported to us in an actual or estimated dollar amount. Such matters, if any, are noted in the report. To the extent such information has been reported to us, LeMaster & Daniels PLLC has relied on it without verification and offers no warranty or representation as to its accuracy or completeness.

11.
LeMaster & Daniels PLLC has not made a specific compliance survey or analysis of the subject property to determine whether it is subject to, or in compliance with, the American Disabilities Act of 1990, and this valuation does not consider the effect, if any, of noncompliance.

12.	The conclusion of value in this report may deviate from the Statement on Standards for Valuation Services as a result of published governmental, judicial, or accounting authority.

13.	No change of any item in this appraisal report shall be made by anyone other than LeMaster & Daniels PLLC, and we shall have no responsibility for any such unauthorized change.

14.
Unless otherwise stated, no effort has been made to determine the possible effect, if any, on the subject business due to future Federal, state, or local legislation, including any environmental or ecological matters or interpretations thereof.

15.
If prospective financial information approved by management has been used in our work, we have not examined or compiled the prospective financial information and therefore, do not express an audit opinion or any other form of assurance on the prospective financial information or the related assumptions. Events and circumstances frequently do not occur as expected and there will usually be differences between prospective financial information and actual results, and those differences may be material.

16.	We conducted an interview with the management of the Company regarding its past, present, and prospective operating results.

17.
Except as noted, we have relied on the representations of the owners, management, and other third parties concerning the value and useful condition of all equipment, real estate, investments used in business, and any other assets or liabilities, except as specifically stated to the contrary in the report. We have not attempted to confirm whether or not all assets of the Company are free and dear of liens and encumbrances or that the entity has good title to all assets.

EXHIBIT A

GENERAL ASSUMPTIONS AND LIMITING CONDITIONS

18.
This report was prepared under the direction of Donald A. Reddington, CPA, MBA, ABV. Neither the professionals who may have worked on this engagement nor the members of LeMaster & Daniels PLLC have any present or contemplated future interest in the business, any personal interest with respect to the parties involved, or any other interest that might prevent us from performing an unbiased valuation. Our compensation is not contingent on an action or event resulting from the analysis, opinions, or conclusions in, or the use of, this report.

19.
This report has been made only for the purpose stated and shall not be used for any other purpose. Neither this report nor any portions thereof shall be disseminated to third parties without the prior written consent of LeMaster & Daniels PLLC.

EXHIBIT B

SOURCES OF INFORMATION RELIED UPON

Internal Documents:

•	Audited financial statements for Vivid Learning Systems, Inc. for the years ended September 30, 2005 to 2008.
•	Internal financial statements for the Company for the six months ended March 31, 2008 and 2009.
•	Schedule of Stock Ownership and Outstanding Options as of March 31, 2009.
•	Company Background Information Questionnaire completed by Bob Blodgett, CFO, as of March 31, 2009.
•	Corporate documents including the Articles of Incorporation and Bylaws of the Company.
•	Miscellaneous financial documents and information provided by management.

External Documents:

•	2008 U.S. Master Tax Guide, CCH Publishing.
•	Federal Reserve Website — Databases of historical rates of return.
•	Stocks, Bonds, Bills and Inflation: 2009 Yearbook, Ibbotson Associates.
•	Annual Statement Studies: 2008 — 2009, Risk Management Association.
•	Pratt's Stats — Database of Private Company Transactions.
•	Information on Guideline Public Companies from Yahoo! Finance and Securities and Exchange Commission filings available on EDGAR.
•	Guide to Business Valuations, Practitioners Publishing Company, Nineteenth Edition, March 2009.
•	Valuing a Business: The Analysis and Appraisal of Closely Held Businesses, Fourth Edition, by Pratt, Reilly and Schweihs.
•	Standard Industrial Classifications, U.S. Department of Labor.
•	First Research Industry Profiles — Breweries dated August 18, 2008.
•	Other valuation-related publications.

EXHIBIT C
Vivid Learning Systems, Inc.
Balance Sheets
For the Fiscal Years Ended September 30 (Unless Otherwise Noted)

					March 31,
Assets:	2005	2006	2007	2008	2009

Current Assets:
Cash & Cash Equivalents	$16,622	$166,645	$80,331	$132,391	$689,340
Accounts and Contracts Receivable	1,028,197	700,115	1,157,418	972,151	999,714
Accounts and Contracts Receivable, Fluor Hanford	81,272	27,077	28,822	24,994	8,700
Prepaid Expenses	105,867	119,110	120,073	185,793	138,864
Other Current Assets	374,059	219,795	186,534	138,214	192,145
Total Current Assets	1,606,017	1,232,742	1,573,178	1,453,543	2,028,763
Property, Plant & Equipment
Property and Equipment	1,223,847	1,318,651	1,518,082	1,583,630	1,716,354
Total Property, Plant & Equipment	1,223,847	1,318,651	1,518,082	1,583,630	1,716,354
Less: Accumulated Depreciation	(892,570)	(862,828)	(1,152,471)	(1,247,676)	(1,309,191)
Total Property, Plant & Equipment (Net)	331,277	455,823	365,611	335,954	407,163
Other Assets:
Software, Net of Amortization	1,654,305	1,485,038	1,328,424	1,229,722	1,281,684
Intangibles, Net of Amortization	537,943	436,943
Goodwill	375,000	375,000	375,000	375,000	375,000
Long-Term Contracts Receivable	368,542	244,375	85,202	1,321
Deferred Tax Asset	460,081	505,867	838,433	665,596	515,243
Total Other Assets	3,395,871	3,047,223	2,627,059	2,271,639	2,171,927

Total Assets	$5,333,165	$4,735,788	$4,565,848	$4,061,136	$4,607,853

Liabilities & Stockholders' Equity:
Current Liabilities:
Accounts Payable	$129,539	$94,049	$295,376	$120,807	$110,149.
Payable to Related Party	1,000,000	670,702		-
Accrued Labor	243,879	160,300	221,374	100,933	194,484
Other Current Liabilities	183,035	63,136	114,667	46,811	79,664
Unearned Revenue	44,376	20,355	118,654	100,518	93,274
Line of Credit Payable			57,072		-
Notes Payable, Related Parties	111,000	111,853	350,000	50,000
Current Maturities of Long-Term Debt		25,795	106,638	108,341	207,342
Total Current Liabilities	1,711,829	1,146,190	1,263,781	527,410	684,913
Long-Term Liabilities:
Long-Term Debt		162,579	182,786	134,095	234,051
Related Party Payables	1,753,145	422,325		-
Other Long-Term Liabilities		122,096	170,954	116,709	91,052
Total Long-Term Liabilities	1,753,145	707,000	353,740	250,804	325,103
Total Liabilities	3,464,974	1,853,190	1,617,521	778,214	1,010,016
Stockholders' Equity:
Common Stock	1,025	1,203	1,337	1,337	1,337
Paid-In Capital	2,512,061	3,673,311	4,384,475	4,383,564	4,406,627
Retained Earnings / Accumulated Deficit	(644,895)	(791,916)	(1,437,485)	(1,101,979)	(810,127)
Total Stockholders' Equity	1,868,191	2,882,598	2,948,327	3,282,922	3,597,837

Total Liabilities & Stockholders' Equity	$5,333,165	$4,735,788	$4,565,848	$4,061,136	$4,607,853

Source: Audited Financial Statements and Internal Interim Financial Statements

EXHIBIT C
Vivid Learning Systems, Inc.
Balance Sheets - Common Sized
For the Fiscal Years Ended September 30 (Unless Otherwise Noted)

					March 31,
Assets:	2005	2006	2007	2008	2009

Current Assets:
Cash & Cash Equivalents	0.3%	3.5%	1.8%	3.3%	15.0%
Accounts and Contracts Receivable	19.3%	14.8%	25.3%	23.9%	21.7%
Accounts and Contracts Receivable, Fluor Hanford	1.5%	0.6%	0.6%	0.6%	0.2%
Prepaid Expenses	2.0%	2.5%	2.6%	4.6%	3.0%
Other Current Assets	7.0%	4.6%	4.1%	3.4%	4.2%
Total Current Assets	30.1%	26.0%	34.5%	35.8%	44.0%
Property, Plant & Equipment
Property and Equipment	22.9%	27.8%	33.2%	39.0%	37.2%
Total Property, Plant & Equipment	22.9%	27.8%	33.2%	39.0%	37.2%
Less: Accumulated Depreciation	-16.7%	-18.2%	-25.2%	-30.7%	-28.4%
Net Property, Plant & Equipment	6.2%	9.6%	8.0%	8.3%	8.8%
Other Assets:
Software, Net of Amortization	31.0%	31.4%	29.1%	30.3%	27.8%
Intangibles, Net of Amortization	10.1%	9.2%	0.0%	0.0%	0.0%
Goodwill	7.0%	7.9%	8.2%	9.2%	8.1%
Long-Term Contracts Receivable	6.9%	5.2%	1.9%	0.0%	0.0%
Deferred Tax Asset	8.6%	10.7%	18.4%	16.4%	11.2%
Total Other Assets	63.7%	64.3%	57.5%	55.9%	47.1%

Total Assets	100.0%	100.0%	100.0%	100.0%	100.0%

Liabilities & Stockholders' Equity:

Current Liabilities:
Accounts Payable	2.4%	2.0%	6.5%	3.0%	2.4%
Payable to Related Party	18.8%	14.2%	0.0%	0.0%	0.0%
Accrued Labor	4.6%	3.4%	4.8%	2.5%	4.2%
Other Current Liabilities	3.4%	1.3%	2.5%	1.2%	1.7%
Unearned Revenue	0.8%	0.4%	2.6%	2.5%	2.0%
Line of Credit Payable	0.0%	0.0%	1.2%	0.0%	0.0%
Notes Payable, Related Parties	2.1%	2.4%	7.7%	1.2%	0.0%
Current Maturities of Long-Term Debt	0.0%	0.5%	2.3%	2.7%	4.5%
Total Current Liabilities	32.1%	24.2%	27.7%	13.0%	14.9%
Long-Term Liabilities:
Long-Term Debt	0.0%	3.4%	4.0%	3.3%	5.1%
Related Party Payables	32.9%	8.9%	0.0%	0.0%	0.0%
Other Long-Term Liabilities	0.0%	2.6%	3.7%	2.9%	2.0%
Total Long-Term Liabilities	32.9%	14.9%	7.7%	6.2%	7.1%
Total Liabilities	65.0%	39.1%	35.4%	19.2%	21.9%
Stockholders' Equity:
Common Stock	0.0%	0.0%	0.0%	0.0%	0.0%
Paid-In Capital	47.1%	77.6%	96.0%	107.9%	95.6%
Retained Earnings / Accumulated Deficit	-12.1%	-16.7%	-31.5%	-27.1%	-17.6%
Total Stockholders' Equity	35.0%	60.9%	64.6%	80.8%	78.1%

Total Liabilities & Stockholders' Equity	100.0%	100.0%	100.0%	100.0%	100.0%

Source: Audited Financial Statements and Internal Interim Financial Statements

EXHIBIT D
Vivid Learning Systems, Inc.
Income Statements
For the Fiscal Years Ended September 30 (Unless Otherwise Noted)

					Trailing
					12 Months
					March 31,
	2005	2006	2007	2008	2009
Revenues:
Training Subscriptions	$1,423,787	$1,977,293	$2,516,291	$2,614,766	$2,680,532
Training Subscriptions, Fluor Hanford	600,102	565,003	569,456	554,197	558,561
Custom Products & Services	1,344,410	1,378,995	2,463,483	1,950,477	2,434,351
Custom Products & Services, Fluor Hanford	217,860	220,313	506,972	107,796	94,768
Total Revenues	3,586,159	4,141,604	6,056,202	5,227,236	5,768,212

Cost of Revenue:
Training Subscriptions	727,568	596,874	672,740	902,989	865,441
Custom Products & Services	831,128	745,132	1,766,757	1,283,002	1,451,750
Total Cost of Goods Sold	1,558,696	1,342,006	2,439,497	2,185,991	2,317,191
Gross Margin	2,027,463	2,799,598	3,616,705	3,041,245	3,451,021

Operating Expenses:
Marketing & Related Labor Expenses	941,039	1,068,252	1,401,739	1,275,948	1,294,686
Bad Debt Expense	171,230	12,111	12,426	14,799	12,761
Reseller Commissions	250,962	307,380	394,711	382,897	479,311
Depreciation & Amortization	173,180	144,113	738,769	100,315	112,639
Wages & Contract Labor	915,713	579,589	896,969	382,101	386,687
Other Operating Expenses	1,062,313	909,197	1,100,695	345,329	461,754
Total Operating Expenses	3,514,437	3,020,642	4,545,309	2,501,389	2,747,838
Operating Income (Loss)	(1,486,974)	(221,044)	(928,604)	539,856	703,183

Other Income/(Expense):
Interest Income	569	2,075	1,307	4,099	2,305
Interest Expense	(56,208)	(84,435)	(49,105)	(35,887)	(41,945)
Gain (Loss) on the Sale of Assets	-	30,276	(1,733)	100	-
Gain (Loss) on Settlement of Debt	75,000	-	-	-
Other Miscellaneous Income (Expense)	2,713	80,106		175	175
Total Other Income/(Expense)	22,074	28,022	(49,531)	(31,513)	(39,465)
Income (Loss) Before Taxes	$(1,464,900)	$(193,022)	$(978,135)	$508,343	$663,718

Income Tax Expense (Benefit)	(488,140)	(46,001)	(332,566)	172,837	225,460
Net Income (Loss)	$(976,760)	$(147,021)	$(645,569)	$335,506	$438,258

Stockholder Dividends	$-	$-	$-	$-	$
Capital Expenditures	$93,127	$36,835	$53,720	$70,558	$150,364
Acquisition of Software	$266,450	$105,913	$131,237	$167,371	$313,300

Source: Audited Financial Statements and Internal Interim Financial Statements

EXHIBIT D
Vivid Learning Systems, Inc.
Income Statements - Common Sized
For the Fiscal Years Ended September 30 (Unless Otherwise Noted)

	2005	2006	2007	2008	Trailing 12 Months March 31, 2009
Revenues:
Training Subscriptions	39.7%	47.7%	41.5%	50.0%	46.5%
Training Subscriptions, Fluor Hanford	16.7%	13.6%	9.4%	10.6%	9.7%
Custom Products & Services	37.5%	33.3%	40.7%	37.3%	42.2%
Custom Products & Services, Fluor Hanford	6.1%	5.3%	8.4%	2.1%	1.6%
Total Revenues	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of Revenue:
Training Subscriptions	20.3%	14.4%	11.1%	17.3%	15.0%
Custom Products & Services	23.2%	18.0%	29.2%	24.5%	25.2%
Total Cost of Goods Sold	43.5%	32.4%	40.3%	41.8%	40.2%
Gross Margin	56.5%	67.6%	59.7%	58.2%	59.8%

Operating Expenses:
Marketing & Related Labor Expenses	26.2%	25.8%	23.1%	24.4%	22.4%
Bad Debt Expense	4.8%	0.3%	0.2%	0.3%	0.2%
Reseller Commissions	7.0%	7.4%	6.5%	7.3%	8.3%
Depreciation & Amortization	4.8%	3.5%	12.2%	1.9%	2.0%
Wages & Contract Labor	25.5%	14.0%	14.8%	7.3%	6.7%
Other Operating Expenses	29.6%	22.0%	18.2%	6.6%	8.0%
Total Operating Expenses	98.0%	72.9%	75.1%	47.9%	47.6%
Operating Income (Loss)	-41.5%	-5.3%	-15.3%	10.3%	12.2%

Other Income/(Expense):
Interest Income	0.0%	0.1%	0.0%	0.1%	0.0%
Interest Expense	-1.6%	-2.0%	-0.8%	-0.7%	-0.7%
Gain (Loss) on the Sale of Assets	0.0%	0.7%	0.0%	0.0%	0.0%
Gain (Loss) on Settlement of Debt	2.1%	0.0%	0.0%	0.0%	0.0%
Other Miscellaneous Income (Expense)	0.1%	1.9%	0.0%	0.0%	0.0%
Total Other Income/(Expense)	0.6%	0.7%	-0.8%	-0.6%	-0.7%
Income (Loss) Before Taxes	-40.8%	-4.7%	-16.2%	9.7%	11.5%
Income Tax Expense (Benefit)	-13.6%	-1.1%	-5.5%	3.3%	3.9%
Net Income (Loss)	-27.2%	-3.5%	-10.7%	6.4%	7.6%

Stockholder Dividends	0.0%	0.0%	0.0%	0.0%	0.0%
Capital Expenditures	2.6%	0.9%	0.9%	1.3%	2.6%
Acquisition of Software	7.4%	2.6%	2.2%	3.2%	5.4%

Source: Audited Financial Statements and Internal Interim Financial Statements

EXHIBIT E
Vivid Learning Systems, Inc.
Income Statements - Condensed
For the Years Ended December 31 (Unless Otherwise Noted)

	2005	2006	2007	2008	Trailing 12 Months March 31, 2009
Revenue	$3,586,159	$4,141,604	$6,056,202	$5,227,236	$5,768,212
Operating Costs (1)	4,603,402	3,949,426	5,969,686	4,320,992	4,682,620
EBITDA	(1,017,243)	192,178	86,516	906,244	1,085,592
Depreciation & Amortization	173,180	144,113	738,769	100,315	112,639
Amortization of Capitalized Software	296,551	269,109	276,351	266,073	269,770
EBIT	(1,486,974)	(221,044)	(928,604)	539,856	703,183
Interest Expense	56,208	84,435	49,105	35,887	41,945
Income/(Loss) from Operations	(1,543,182)	(305,479)	(977,709)	503,969	661,238
Other Income/(Expense)	78,282	112,457	(426)	4,374	2,480
Earnings (Loss) Before Taxes	$(1,464,900)	$(193,022)	$(978,135)	$508,343	$663,718

Revenue Analysis:
Annual Growth Rate		15.5%	46.2%	-13.7%	10.3%
3-Year Average Growth Rate				16.0%	14.3%
3-Year Compound Annual Growth Rate				13.4%	11.7%
3-Year Weighted Average Revenue				5,322,619	5,635,885
3-Year Average Revenue				5,141,681	5,683,883

Operating Costs Analysis: (1)
Operating Costs to Revenue Ratio	128.4%	95.4%	98.6%	82.7%	81.2%
3-Year Average				92.2%	87.5%
5-Year Average					97.2%

EBITDA is Earnings Before Interest, Taxes, Depreciation and Amortization
EBIT is Earnings Before Interest and Taxes

(1) Includes cost of goods sold and operating expenses. Does not include depreciation, amortization, or interest expense.

EXHIBIT F
Vivid Learning Systems, Inc.
Company Comparison to Industry Statistics (Risk Management Associates - RMA)
For the Fiscal Years Ended September 30 (Unless Otherwise Noted)
NAICS Code #541511 - Custom Computer Programming Services

	Vivid Learning Systems, Inc.
					March 31,
Assets:	2005	2006	2007	2008	2009	RMA (1)
Current Assets:
Cash and Equivalents	0.3%	3.5%	1.8%	3.3%	15.0%	17.1%
Trade Receivables (Net)	19.3%	14.8%	25.3%	23.9%	21.7%	47.0%
Inventory	1.5%	0.6%	0.6%	0.6%	0.2%	2.9%
Other	9.0%	7.2%	6.7%	8.0%	7.2%	5.9%
Total Current Assets	30.1%	26.0%	34.5%	35.8%	44.0%	72.9%

Long-Term Assets:
Fixed Assets (Net)	6.2%	9.6%	8.0%	8.3%	8.8%	11.3%
Intangibles (Net)	17.1%	17.1%	8.2%	9.2%	8.1%	5.3%
Other	46.6%	47.2%	49.3%	46.7%	39.0%	10.5%
Total Long-Term Assets	69.9%	74.0%	65.5%	64.2%	56.0%	27.1%

Total Assets	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Liabilities and Stockholders' Equity:
Current Liabilities:
Notes Payable	2.1%	2.4%	8.9%	1.2%	0.0%	8.3%
Current Portion of Long-Term Debt	0.0%	0.5%	2.3%	2.7%	4.5%	2.4%
Trade Payables	2.4%	2.0%	6.5%	3.0%	2.4%	10.7%
Income Taxes Payable	0.0%	0.0%	0.0%	0.0%	0.0%	0.9%
Other	27.6%	19.3%	10.0%	6.1%	8.0%	18.7%
Total Current Liabilities	32.1%	24.2%	27.7%	13.0%	14.9%	41.0%
Long-Term Liabilities:
Long Term Debt	0.0%	3.4%	4.0%	3.3%	5.1%	7.6%
Deferred Taxes	0.0%	2.6%	3.7%	2.9%	2.0%	0.8%
Other	32.9%	8.9%	0.0%	0.0%	0.0%	5.5%
Total Long-Term Liabilities	32.9%	14.9%	7.7%	6.2%	7.1%	13.9%
Stockholders' Equity:
Net Worth	35.0%	60.9%	64.6%	80.8%	78.1%	45.1%
Total Stockholders' Equity	35.0%	60.9%	64.6%	80.8%	78.1%	45.1%

Total Liabilities and Stockholders' Equity	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Income Statement:
Net Sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of Goods Sold	43.5%	32.4%	40.3%	41.8%	40.2%	0.0%
Gross Profit	56.5%	67.6%	59.7%	58.2%	59.8%	100.0%
Operating Expenses	98.0%	72.9%	75.1%	47.9%	47.6%	95.7%
Operating Profit (Loss)	-41.5%	-5.3%	-15.3%	10.3%	12.2%	4.3%
Other Income (Expenses)	0.6%	0.7%	-0.8%	-0.6%	-0.7%	-0.3%
Income (Loss) Before Taxes	-40.8%	-4.7%	-16.2%	9.7%	11.5%	4.0%

N/A is not available. N/M is not meaningful.

(1) Financial statements for years ending April 1, 2007 to March 31, 2008 and total revenues of between $5 and $10 million. Average revenue was $7.2 million for these 96 companies.

EXHIBIT F
Vivid Learning Systems, Inc.
Company Comparison to Industry Statistics (Risk Management Associates - RMA)
For the Fiscal Years Ended September 30 (Unless Otherwise Noted)
NAICS Code #541511 - Custom Computer Programming Services

Ratio Analysis:						RMA (1)			Company
	Vivid Learning Systems, Inc.						Upper	Lower	vs.
Profitability:	2005	2006	2007	2008	2009	Median	Quartile	Quartile	Median
Pre-tax Profit Margin	-40.8%	-4.7%	-16.2%	9.7%	11.5%	4.0%			Above
Operating Profit Margin	-41.5%	-5.3%	-15.3%	10.3%	12.2%	4.3%			Above
Pre-tax Return on Assets	-27.5%	-4.1%	-21.4%	12.5%	14.4%	10.5%	28.0%	1.2%	Above
Pre-tax Return on Tangible Net Worth	-78.4%	-6.7%	-33.2%	15.5%	18.4%	31.3%	59.8%	7.5%	Below
Asset Utilization or Turnover:
Accounts Receivable Turnover (Days)	104.7	61.7	69.8	67.9	63.3	52.9	31.2	76.0	Above
Accounts Payable Turnover (Days)	30.3	25.6	44.2	20.2	17.4	n/m	n/m	n/m	Below
Net Working Capital Turnover	(33.9)	47.9	19.6	5.6	4.3	10.4	5.6	17.7	Below
Sales to Net Fixed Asset	10.8	9.1	16.6	15.6	14.2	52.8	110.8	21.6	Below
Sales to Total Asset	0.7	0.9	1.3	1.3	1.3	3.0	4.0	2.0	Below
Long-Term Solvency or Leverage:
Total Liabilities to Equity Ratio	1.9	0.6	0.5	0.2	0.3	1.1	0.4	5.4	Below
Debt to Total Assets Ratio	0.6	0.4	0.4	0.2	0.2	0.5	0.3	0.8	Below
Total Assets to Equity Ratio	2.9	1.6	1.5	1.2	1.3	2.1	1.4	6.4	Below
Short-Term Solvency or Liquidity:
Current Ratio	0.9	1.1	1.2	2.8	3.0	2.0	3.3	1.2	Above
Quick Ratio	0.9	1.1	1.2	2.7	2.9	1.7	2.9	1.1	Above
Net Working Capital to Total Assets	(0.0)	0.0	0.1	0.2	0.3	0.3	N/A	N/A	Below
EBIT to Interest Expense	(26.5)	(2.6)	(18.9)	15.0	16.8	6.4	21.4	2.1	Above

N/A is not available.
N/M is not meaningful.

(1) Financial statements for years ending April 1, 2007 to March 31, 2008 and total revenues of between $5 and $10 million. Average revenue was $7.2 million for these 96 companies.

EXHIBIT G
Vivid Learning Systems, Inc.
Guideline Public Companies Method
(all dollar amounts in thousands)

Name of Guideline Public Company Ticker Symbol Last Fiscal Year / 12 Months Ending	Learning Tree International LTRE 1/2/2009	Renaissance Learning RLRN 12/31/2008	Saba Software SABA 2/28/2009	SumTotal Systems SUMT 12/31/2008	Princeton Review REVU 12/31/2008

Balance Sheets
Current Assets:
Cash & Cash Equivalents	$43,639	$14,403	$20,388	$47,849	$9,468
Available for Sale Marketable Securities	17,987		-	-	-
Accounts Receivable	16,841	8,083	22,690	23,498	17,367
Product Inventories	-	5,504			1,946
Income Taxes Receivable	2,033	3,301			-
Prepaid Expenses	4,635	1,999	2,151	4,953	1,287
Other Current Assets	3,056	4,327			9,324
Total Current Assets	88,191	37,617	45,229	76,300	39,392
Property, Plant & Equipment
Property and Equipment	67,608	8,621	5,189	6,132	14,646
Total Property, Plant & Equipment	67,608	8,621	5,189	6,132	14,646
Less: Accumulated Depreciation	(45,734)
Total Property, Plant & Equipment (Net)	21,874	8,621	5,189	6,132	14,646
Other Assets:
Software, Net of Amortization	-	-
Intangibles, Net of Amortization	-	1,178	9,672	7,084
Goodwill	-	2,750	37,480		84,584
Long-Term Investment Securities	8,803	3,383			28,703
Deferred Income Taxes	11,945	2,742			-
Other Noncurrent Assets	23,447	635	1,416	1,786	7,171
Total Other Assets	44,195	10,688	48,568	8,870	120,458
Total Assets	$154,260	$56,926	$98,986	$91,302	$174,496

Liabilities & Stockholders' Equity:
Current Liabilities:
Accounts Payable	$7,306	$1,712	$3,597	$1,693	$1,496
Accrued Compensation	4,009	3,981	5,113	7,117
Other Current Liabilities	5,171	3,284	3,518	4,045	15,621
Unearned/Deferred Revenue	40,936	43,975	31,908	32,909	19,198
Notes Payable, Related Parties		-	-	4,667	-
Current Maturities of Long-Term Debt	1,072		709	-	3,283
Total Cur[r]ent Liabilities	58,494	52,952	44,845	50,431	39,598
Long-Term Liabilities:
Long-Term Debt	5,269		2,271	-	17,488
Long-Term Deferred Revenue	-	2,950	2,412	1,618	1,712
Other Long-Term Liabilities	9,931	6,343	1,231	107	6,622
Total Long-Term Liabilities	15,200	9,293	5,914	1,725	25,822
Total Liabilities	73,694	62,245	50,759	52,156	65,420
Stockholders' Equity:
Preferred Stock				-	62,646
Common Stock	2	347	30	31	337
Paid-In Capital	3,392	51,735	257,365	400,932	164,153
Retained Earnings / Accumulated Deficit	82,211	38,492	(208,108)	-	(117,239)
Less: Treasury Stock		(95,568)	(232)	(7,744)	-
Accum. Other Comprehensive Gain/(Loss)	(5,039)	(325)	(828)	(354,073)	(821)
Total Stockholders' Equity	80,566	(5,319)	48,227	39,146	109,076
Total Liabilities & Stockholders' Equity	$154,260	$56,926	$98,986	$91,302	$174,496

Source: Audited Financial Statements and Internal Interim Financial Statements

EXHIBIT G

Vivid Learning Systems, Inc.
Guideline Public Companies Method

Name of Guideline Public Company	Learning Tree	Renaissance	Saba	SumTotal	Princeton
	International	Learning	Software	Systems	Review
Ticker Symbol	LTRE	RLRN	SABA	SUMT	REVU
Last Fiscal Year / 12 Months Ending	1/2/2009	12/31/2008	2/28/2009	12/31/2008	12/31/2008

Revenues:
Net Revenues	$168,354	$115,223	$105,450	$126,646	$138,774
Total Revenues	168,354	115,223	105,450	126,646	138,774
Cost of Revenue:
Cost of Net Revenues	72,793	27,757	42,346	54,312	51,147
Total Cost of Goods Sold	72,793	27,757	42,346	54,312	51,147
Gross Margin	95,561	87,466	63,104	72,334	87,627

Operating Expenses:
Marketing & Related Expenses	42,164	36,253	27,979	32,738	83,564
Depreciation & Amortization	-		2,538
Product Development	9,795	17,396	17,454	22,069	-
Other Operating Expenses	31,721	15,283	15,788	19,059
Total Operating Expenses	83,680	68,932	63,759	73,866	83,564
Operating Income (Loss)	11,881	18,534	(655)	(1,532)	4,063

Other Income/(Expense):
Interest Income	3,562	696	637	1,357	373
Interest Expense	-		(42)	(668)	(1,005)
Foreign Exchange Gain (Loss)	(246)			-
Goodwill Impairment Charge	-	(47,945)		(68,461)
Restructuring Charges	-	(163)	(2,233)
Other Miscellaneous Income (Expense)	142		123	178	81
Total Other Income/(Expense)	3,458	(47,126)	595	(67,757)	(2,784)
Income (Loss) Before Taxes	$15,339	$(28,592)	$(60)	$(69,289)	$1,279

Provision for Income Taxes	5,592	5,848	1,484	752	1,463
Net Income (Loss)	9,747	$(34,440)	$(1,544)	$(70,041)	$(184)
Stockholder Dividends	-	$29,955	$-	$-	$
Capital Expenditures	$3,465	$1,281	$2,709	$3,342	$957
Depreciation Expense	$6,446	$3,718	$2,402	$4,736	$2,397
Amortization of Intangible Assets	$-	$-	$3,733	$5,839	$2,268

Source: Audited Financial Statements and Internal Interim Financial Statements

EXHIBIT G

Vivid Learning Systems, Inc.
Guideline Public Companies Method

Name of Guideline Public Company	Learning Tree	Renaissance	Saba	SumTotal	Princeton
International		Learning	Software	Systems	Review
Ticker Symbol	LTRE	RLRN	SABA	SUMT	REVU
Last Fiscal Year / 12 Months Ending	1/2/2009	12/31/2008	2/28/2009	12/31/2008	12/31/2008

Calculation of Invested Capital
Number of Shares Outstanding (000)	15,988	29,175	29,197	31,237	33,729
Price per Share (close on March 31, 2009)	$8.47	$8.97	$1.69	$1.69	$4.35
Market Value of Common Stock	$135,418	$261,700	$49,343	$52,791	$146,721
Interest-Bearing Debt	6,341		2,980	4,667	20,771
Total Invested Capital	$141,759	$261,700	$52,323	$57,458	$167,492

Earning before Interest, Taxes, Depreciation, and Amortization (EBITDA)						Average

Reported EBITDA	$21,785	$(24,874)	$6,117	$(58,046)	$6,949
Inconsistency Adjustments:
Foreign Exchange Gain (Loss)	246	-
Goodwill Impairment Charge		47,945		68,461	-
Restructuring Charges		-		163	2,233
Adjusted EBITDA	$22,031	$23,071	$6,117	$10,578	$9,182

Invested Capital / EBITDA Multiple	6.4	11.3	8.6	5.4	18.2	10.0

Gross Cash Flow (Net Income less Depreciation and Amortization)						Average

Reported Gross Cash Flow	$16,193	$(30,722)	$4,591	$(59,466)	$4,481
Inconsistency Adjustments:
Foreign Exchange Gain (Loss)	246	-
Goodwill Impairment Charge		47,945		68,461	-
Restructuring Charges		-		163	2,233
Adjusted Gross Cash Flow	$16,439	$17,223	$4,591	$9,158	$6,714

Invested Capital / Gross Cash Flow	8.6	15.2	11.4	6.3	24.9	13.3

Determination of Estimated Fair Market Value of the Company

	Invested Cap/ EBITDA Multiple	Invested Cap/ Gross CF Multiple
Selected Multiples	10.0	13.3

Vivid Learning Systems, Inc.	$1,085,592	$820,667
Indicated Value of Assets (2)	$10,855,920	$10,914,871

Weightings	50%	50%
Indicated Value of MVIC (Marketable/Minority)	$10,885,396

Less: Interest-Bearing Debt	441,393
Indicated Value of Equity (Marketable/Minority)	$10,444,003

Rounded	$10,400,000

Source: Audited Financial Statements and Internal Interim Financial Statements

EXHIBIT H

Vivid Learning Systems, Inc.

Merger and Acquisition Method
Transactions for SIC Code 8299 - Schools and Educational Services, not Elsewhere Classified Transactions for SIC Code 7371 - Computer Programming Services
Source: Pratts Stats (Sales after January 1, 2000)

SIC				Sales Price	Sales Price	SDE to
Code	Revenue	SDE (1)	Sales Price (2)	to SDE	to Revenue	Revenue
8299	15,372,000	2,010,000	39,427,000	19.6	2.56	13%
8299	13,680,000	1,546,000	9,050,000	5.9	0.66	11%
8299	530,000	210,000	570,000	2.7	1.08	40%
8299	1,800,000	1,200,000	4,400,000	3.7	2.44	67%
8299	24,670,000	4,980,000	11,060,000	2.2	0.45	20%
7371	24,177,000	2,832,000	48,000,000	16.9	1.99	12%
7371	1,355,000	75,000	1,625,000	21.7	1.20	6%
7371	6,755,000	1,539,000	10,620,000	6.9	1.57	23%
7371	4,431,000	298,000	7,499,000	25.2	1.69	7%
7371	29,229,000	2,419,000	7,837,000	3.2	0.27	8%
7371	8,959,000	1,429,000	5,519,000	3.9	0.62	16%
7371	18,887,000	5,196,000	41,200,000	7.9	2.18	28%
7371	9,886,000	1,789,000	11,496,000	6.4	1.16	18%
7371	7,559,000	686,000	7,044,000	10.3	0.93	9%
7371	1,516,000	458,000	2,389,000	5.2	1.58	30%
7371	2,678,000	818,000	2,400,000	2.9	0.90	31%
			Average	9.0	1.33	21%
			High	25.2	2.56	67%
			Low	2.2	0.27	6%
			Median	6.2	1.18	17%
Selected Multiples	6.2	1.18

Vivid Learning Systems, Inc.	$1,229,192	$5,768,212	21%

Indicated Value of Assets (2)	$7,620,990	$6,806,490

Weightings	50%	50%

Average of Indicated Values	$7,213,740

Add: Cash	689,340
Add: Accounts Receivable	999,714
Add: Inventory	8,700

Indicated Value of MVIC (Marketable/Control) (3)	$8,911,494

Less: Interest-Bearing Debt	441,393

Indicated Value of Equity (Marketable/Control)	$8,470,101

Less: Minority Interest Discount	20%	1,694,020

Indicated Value of Equity (Marketable/Minority)	$6,776,081

Rounded	$6,800,000

(1)
Seller's Discretionary Earnings ("SDE") is income from operations before interest, non-cash charges (i.e. depreciation and amortization), and owner's compensation. In this case we added back the compensation paid to Matthew J. Hammer, CEO, for owners compensation.

(2)	Sales Price is for assets and excludes inventory. Sales Price also does not include real estate.
(3)	Market value of invested capital ("MVIC") includes market value of equity and long-term debt.

EXHIBIT I

Vivid Learning Systems, Inc.
Equity Discount and Capitalization Rates
As of March 31, 2009

Parameters:	Source:

Historical Risk-Free Rate (RF)	3.61% Yield on 20-Year Treasury Bond As of March 31, 2009

Equity Risk Premium (RP)	6.50% Ibbotson's Associates long-horizon expected equity risk premium from the 2009 Yearbook.

Small Company Stock Premium (Rs)	5.81% Ibbotson's Associates size premium for returns in excess of CAPM - 10th decile of market capitalization stocks. Includes companies with average market capitalization of $79.2 million.

Company Specific Risk Premium (Rc)	5.00% Subjective analysis of external/internal risks including a lower perceived risk of a John Deere dealership compared to dealerships of other companies in the industry.

Equity Discount Rate (Ke) - Rounded	21.00% Ke = RF + RP + Rs + Rc

Less: Long-Term Expected Growth Rate (G)	5.00% Company analysis.

Equity Capitalization Rate (Ce)	16.00% Ce = Ke - G

EXHIBIT J
Vivid Learning Systems, Inc.
Capitalization of Net Cash Flow Method
As of March 31, 2009

Estimated Net Cash Flow:

Revenue			$5,768,212	(1)
Operating Costs	81.2	%(2)	4,682,620
EBITDA			1,085,592
Depreciation & Amortization			112,639	(3)
Amortization of Capitalized Software			269,770	(3)
Interest Expense			41,945	(4)
Other Income/(Expense)			2,500	(5)
Earnings Before Taxes			663,738

Less: Income Taxes	34.0%		225,671	(6)
Net Income			438,067

Add: Depreciation Expense			112,639	(3)
Add: Amortization of Capitalized Software			269,770	(3)
Gross Cash Flow			820,476

Less: Capital Expenditures			(100,000	)(7)
Less: Acquisition of Software			(200,000	)(7)
Less: Net Working Capital Additions			_	(8)
Changes in Interest-Bearing Debt			-	(9)
Net Cash Flow			$520,476

Capitalization of Net Cash Flow:

Estimated Future Net Cash Flow			$546,500	(10)
Discount Rate	21.0%
Less: Long-Term Expected Growth Rate	5.0%
Capitalization Rate			16.0%
Indicated Value of Equity (Marketable/Minority)			$3,415,624
Rounded			$3,400,000

EBITDA is Earnings Before Interest, Taxes, Depreciation and Amortization

(1)	Based on revenue for the twelve months ended March 31, 2009.
(2)	Based on the operating costs for the twelve months ended March 31, 2009.
(3)	Based on Depreciation and Amortization Expense in the twelve months ended March 31, 2009.
(4)	Based on Interest Expense in the twelve months ended March 31, 2009.
(5)	Based on discussions with management and results from the twelve months ended March 31, 2009.
(6)	Applied 2008 corporate income tax rates.
(7)	Considered historical capital expenditures and depreciation expense. Capital expenditures are expected to average $100,000 per year. Acquisition of software is expected to average $200,000 per year.
(8)	Additions to working capital based on expected growth rate. Change in working capital is expected to be immaterial.
(9)	Levels of Interest-Bearing Debt assumed to remain unchanged.
(10)	Net Cash Flow increased by the Long-Term Expected Growth Rate.

EXHIBIT K
Vivid Learning Systems, Inc.
Valuation Summary

	Indicated		Weighted
Approach	Equity Value	Weight	Value
Market Approach - Guideline Public Companies	$10,400,000	40%	$4,160,000
Market Approach - Guideline Transactions	$6,800,000	60%	$4,080,000
Income Approach - Capitalization of Net Cash Flow	$3,400,000	0%	$0
Indicated Value of Common Equity (Marketable/Minority)			$8,240,000
Divided by: Number of Outstanding Shares			13,272,165
Preliminary Indication of Value for Common Equity per Share (Marketable/Minority)			$0.62

Adjustment for Outstanding Exercisable Options
Indicated Value of Common Equity (Marketable/Minority)	$8,240,000
Add: Estimated Proceeds from Options Exercised (rounded) ##	$173,600
Adjusted Indicated Value of Common Equity (Marketable/Majority)	$8,413,600
Divided by: Number of Outstanding Shares	14,064,002
Indicated Value of Common Equity per Share (Marketable/Minority)	$0.60

## Outstanding Vested Options:	Options	Strike Price	Proceeds
Issued on March 30, 2004	281,167	$0.25	$70,292
Issued on July 1, 2005	64,125	$0.25	$16,031
Issued on January 1, 2006	32,816	$0.25	$8,204
Issued on April 1, 2006	13,860	$1.00	$13,860
Issued on April 1, 2007	19,500	$0.23	$4,485
Issued on August 1, 2007	9,833	$0.39	$3,835
Issued on January 14, 2009	38,183	$0.22	$8,400
Issued on January 14, 2009	269,850	$0.20	$53,970
Issued on January 14, 2009	76,363	$0.11	$8,400
Totals for Vested Options	805,697		$187,477

Less: Options not Exercisable (high Strike Price)	(13,860)	$1.00	$(13,860)
Totals for Exercisable Options	791,837		$173,617

EXHIBIT L

CERTIFICATION OF VALUATION ANALYSTS

We represent that to the best of our knowledge and belief:

1.
The analysis, opinions, and conclusion of value included in this valuation report are subject to the specified Assumptions and Limiting Conditions (see Exhibit A) and are the personal analyses, opinions, and conclusions of the valuation analysts.

2.
The economic and industry data included in the valuation report have been obtained from various printed or electronic reference sources that the valuation analysts believe to be reliable The valuation analysts have not performed any procedures to substantiate that data.

3.	The valuation engagement was performed in accordance with the American Institute of Certified Public Accountants' Statement on Standards for Valuation Services.

4.	The parties for which the information and use of the valuation report is restricted are identified; the valuation report is not intended to be and should not be used by anyone other than such parties.

5.	The analysts' compensation is fee-based and is not contingent on the outcome of the valuation.

6.
We relied upon an estimate of fair market value for the equipment and vehicles completed by management. We did not separately verify or substantiate any of the assumptions or data used in this estimate of value and relied upon its conclusion.

May 18, 2009
Donald A. Reddington, CPA, MBA, ABV	Date
Member of the Firm
Business Valuation/Litigation Consulting Services

May 18, 2009
William D. Thumstedter	Date
Manager
Business Valuation/Litigation Consulting Services

EXHIBIT M

STATEMENT OF QUALIFICATIONS

DONALD A. REDDINGTON, CPA, MBA, ABV

Mr. Reddington is a member of LeMaster & Daniels PLLC, a regional accounting firm head-quartered in Spokane, Washington, providing professional accounting and consulting services to over 15,000 clients. Mr. Reddington heads up the Business Valuation/Litigation Consulting Services and Services to Healthcare Professionals for LeMaster & Daniels PLLC. His practice is focused on business valuations, litigation services, and management advisory services to healthcare professionals/medical group practices and their related entities.

Mr. Reddington has been a practicing certified public accountant for over 30 years. At a midpoint in his career, Don served ten years as the Chief Executive Officer for a large multi-specialty medical group practice in Tacoma, Washington. His hands-on experience developed valuable skills and knowledge for serving as a consultant to small businesses and professional practices.

Some relevant areas of expertise and experience include:
•	Business and goodwill valuation: divorce, buy/sell agreement, purchase/sale arrangements, and estates.
•	Expert witness and litigation consulting services.
•	Business planning and assistance with new business start-ups.
•	Organizational design and development.
•	Financing and cash management/planning.
•	Operational auditing/management review.
•	Financial ratio and trend analysis.
•	Cost reduction/profit improvement programs.
•	Turnaround strategies for troubled companies.

He holds a Bachelors Degree in Accounting from Fairfield University, Fairfield, Connecticut (1965) and a Masters Degree in Business Administration in Finance from Pace University, New York, New York (1968). Mr. Reddington is a frequent speaker on the topics relevant to healthcare, business valuations, litigation, and small business.

Mr. Reddington is a member of the American Institute of Certified Public Accountants (AICPA) as well as a member of its division for Management Advisory Services; he has been awarded the Accredited in Business Valuation (ABV) designation by the AICPA. Mr. Reddington is also a member of the Washington Society of Certified Public Accountants; past member of the Litigation Services Committee and past Chairman of the Healthcare Services Committee.

EXHIBIT M

STATEMENT OF QUALIFICATIONS

WILLIAM D. THUMSTEDTER, MBA

Mr. Thumstedter is an employee of LeMaster & Daniels PLLC, a regional accounting firm headquartered in Spokane, Washington, providing professional accounting and consulting services to over 15,000 clients. Mr. Thumstedter is a Manager in the Management Consulting Services for LeMaster & Daniels PLLC. He specializes in business valuation.

Prior to joining LeMaster & Daniels PLLC, Mr. Thumstedter was employed for five years by Wipfli LLP, a regional CPA and consulting firm based in Wisconsin, where he served as a Manager in the Business Valuation Services practice. Prior to Wipfli, Mr. Thumstedter was employed in the Business Valuation practices of a regional CPA and consulting firm based in Wisconsin and a correspondent bank based in Minnesota. He is also a former bank examiner with the State of Wisconsin and the Federal Reserve Bank of Minneapolis as well as a financial analyst with the Applications Section of the Federal Reserve Bank of Minneapolis where he analyzed and approved bank acquisitions.

Some relevant areas of expertise and experience include:

•	Valuing public and private enterprises operating in manufacturing, financial, retail, distribution, technology, and agricultural industries.
•	Preparing business valuations for estate planning and settlement, gifting, buying or selling a business, Employee Stock Ownership Plans, and divorce.
•	Preparing financial feasibility projections, forecasts, and cash flow analysis for proposed acquisitions.

Mr. Thumstedter holds a Bachelors Degree in Accounting from the University of Wisconsin - Madison, Wisconsin (1986) and a Masters of Business Administration from the Carlson School of Management at the University of Minnesota, Minneapolis, Minnesota (1991).

Mr. Thumstedter is a candidate member of the American Society of Appraisers (ASA) and the National Association of Certified Valuation Analysts (NACVA).